JumpTV

TORONTO
463 King St. W., Suite 300
Toronto, Ontario M5V 1K4
Canada
T: +1.647.426.1300
F: +1.416.849.3700
www.jumptv.com

DUBAI
Dubai Media City
Building #9, Suite 107
Dubai, U.A.E.
T: +971.50.479.1356
F: +971.43.320.0005

NEW YORK
40 Broad St., Suite 500
New York, NY 10004
U.S.A.
T: +1.212.774.3700
F: +1.212.480.8805

October 29, 2007

Office of International Corporate Finance
Mail Stop 3628
100 F Street N.E.
Washington D.C., 20549

Re: JumpTV Inc. - Additional Information Furnished Pursuant to Rule 12g3-2(b)
File No. 82-35095

Dear Sir or Madam:

On behalf of JumpTV Inc. with File No. 82-35095 and in pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), we submit to you the enclosed documents in addition to those we have provided you last October 24, 2007.

Should you have any questions, please feel free to contact me at (647) 426-1265.

Sincerely,

Jason Reid
Chief Financial Officer

Enclosures

JumpTV Adds 9 Tier-1 Channels to Its International Television Lineup

Leading Internet Broadcaster Signs Top TV Channels From Pakistan, Indonesia and Nigeria

TORONTO--(Marketwire - October 25, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), a leader in broadcasting international television and sports over the Internet, announced today that it has recently signed 9 new Internet broadcast agreements with channels from Pakistan, Indonesia and Nigeria.

The channels signed are:

-Aag TV (Pakistan)
-Geo News (Pakistan)
-Indus TV (Pakistan)
-Indus News (Pakistan)
-Indus Music (Pakistan)
-MNC Indonesian Channel (Indonesia)
-NTA 2 (Nigeria)
-NTA International (Nigeria)
-NTA Plus (Nigeria)

Aag TV is a leading youth-oriented channel from Pakistan offering Indian and Pakistani music videos, magazine, lifestyle and talk shows as well as sitcoms specific to the South-Asian Youth.

Geo News is one of the most watched television channels in Pakistan specializing in dedicated local and international news coverage, current affairs programs and talk shows.

Indus TV, Indus News and Indus Music are leading general entertainment, news and music-oriented channels from Pakistan, all part of the Indus Media Group, one of the leading satellite channel groups in the country.

With the addition of these 5 Pakistani channels, JumpTV now offers the most complete selection of live Pakistani television on the Internet -- carrying most of the top channels from the country.

MNC Indonesia offers the best general entertainment programs from Indonesia's Top broadcaster, MNC, including programming from 3 of their leading channels: RCTI, Global and TPI.

Nigerian Television Authority (NTA) is one of the largest TV networks in Africa and the #1 locally viewed channel for all programming genres in Nigeria. JumpTV will carry all three of NTA's leading television channels including NTA International, NTA Plus and NTA 2.

Globally, the new channels are expected to be individually priced at US$9.95 per month and are likely to be included in future language or region-specific channel bundles.

G Scott Paterson, Chairman and CEO of JumpTV stated, "We are delighted to add an additional 9 top broadcasters from around the world to the JumpTV network. In respect to our International television business, we continue to put heavy emphasis from a content acquisition perspective on building critical mass and adding top content that will appeal to people from around the world that have South Asian, Hispanic and Arabic heritages plus key regions such as Africa and areas of Europe and the Caribbean. At the same time as adding top channels, we have, in selected cases, culled certain channels to focus our resources on our better performing channels."

Paterson continued, "The so-called 'ethnic' television marketplace has tremendous opportunity in the developed world enjoying a potential audience of more than 100 million immigrants living in North

America and Western Europe. With more than 300 international channels that broadcast live 24x7, online, JumpTV is the leader in keeping these immigrant communities connected to their respective homelands." from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com and collegesportsdirect.com.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

JUMPTV INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on November 13, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received 48 hours, excluding non-business days and holidays, preceding the day of the Meeting or any adjournment or postponement.

Appointment of Proxyholder

I/We being holder(s) of common shares of JumpTV Inc. hereby appoint: G. Scott Paterson, Chief Executive Officer, or failing this person, Jason Reid, Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of JumpTV Inc. to be held in the Tudor Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario Canada, M5J 1E3 on Tuesday, November 13, 2007 at 11:45 a.m. (the "Meeting") and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Ordinary Resolution: Implementation of the Retention Warrants Plan

Management recommends that the disinterested shareholders vote FOR the Implementation of the Retention Warrants Plan.

For ☐ Against ☐

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2. Ordinary Resolution: Implementation of the Directors' Plan

Management recommends that the disinterested shareholders vote FOR the Implementation of the Directors' Plan.

For ☐ Against ☐

3. Ordinary Resolution: Amendment to the Stock Appreciation Rights Plan

Management recommends that the disinterested shareholders vote FOR the amendment to the Stock Appreciation Rights Plan.

For ☐ Against ☐

4. Ordinary Resolution: Re-Pricing of Incentive Securities

Management recommends that the disinterested shareholders vote FOR the re-pricing of incentive securities.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DDDD / MM /

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of Shareholders of JumpTV Inc. ("JumpTV" or the "Corporation") will be held in the Tudor Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario Canada, M5J 1E3, on Tuesday, November 13, 2007 at 11:45 a.m. (the "Meeting"), for the following purposes:

1. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed Retention Warrants Plan (the "**Retention Warrants Plan**");

2. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed Directors' Compensation Plan (the "**Directors' Plan**") whereby non-management Directors of JumpTV may be compensated for their services, in whole or in part, through issuance of JumpTV Common Shares in lieu of cash;

3. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed amendment to JumpTV's Stock Appreciation Rights Plan (the "**SARs Plan**") whereby the maximum number of Common Shares which may be issued pursuant to the SARs Plan will be increased to the greater of 4,150,000 or 5% of the issued and outstanding Common Shares of JumpTV;

4. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed re-pricing of previously granted incentive securities to certain insiders; and

5. TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment thereof.

Details of the foregoing matters are contained in the accompanying management information circular of JumpTV.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her executed form of proxy with the Corporation's transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours, excluding non-business days and holidays, preceding the day of the Meeting or any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairperson of the Meeting before the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be represented at the Meeting.

DATED at Toronto, Ontario, this 30th day of September, 2007.

BY ORDER OF THE BOARD

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

JumpTV – File No. 82-35095
Submitted in reliance on Rule 12g3-2b

JUMPTV INC.

SPECIAL MEETING OF SHAREHOLDERS
To be held November 13, 2007

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

September 30, 2007

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of Shareholders of JumpTV Inc. ("JumpTV" or the "Corporation") will be held in the Tudor Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario Canada, M5J 1E3, on Tuesday, November 13, 2007 at 11:45 a.m. (the "Meeting"), for the following purposes:

1. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed Retention Warrants Plan (the "**Retention Warrants Plan**");
2. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed Directors' Compensation Plan (the "**Directors' Plan**") whereby non-management Directors of JumpTV may be compensated for their services, in whole or in part, through issuance of JumpTV Common Shares in lieu of cash;
3. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed amendment to JumpTV's Stock Appreciation Rights Plan (the "**SARs Plan**") whereby the maximum number of Common Shares which may be issued pursuant to the SARs Plan will be increased to the greater of 4,150,000 or 5% of the issued and outstanding Common Shares of JumpTV;
4. TO CONSIDER and, if appropriate, approve by ordinary resolution of the disinterested shareholders JumpTV's proposed re-pricing of previously granted incentive securities to certain insiders; and
5. TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment thereof.

Details of the foregoing matters are contained in the accompanying management information circular of JumpTV.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her executed form of proxy with the Corporation's transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours, excluding non-business days and holidays, preceding the day of the Meeting or any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairperson of the Meeting before the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be represented at the Meeting.

DATED at Toronto, Ontario, this 30th day of September, 2007.

BY ORDER OF THE BOARD

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

JumpTV Inc.

463 King Street West, Third Floor
Toronto, Ontario, Canada
M5V 1K4

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of JumpTV Inc. ("JumpTV" or the "Corporation) of proxies to be used at a special meeting of the shareholders of JumpTV (the "Meeting") to be held in the Tudor Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario Canada, M5J 1E3, on Tuesday, November 13, 2007 at 11:45 a.m (Eastern Standard Time) and at any adjournment thereof for the purposes set forth in the enclosed notice of special meeting of shareholders (the "Notice of Meeting"). Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the directors, officers or employees of JumpTV. The costs of solicitation will be borne by JumpTV. Pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of JumpTV (the "**Common Shares**"). JumpTV will provide, without cost to such persons, upon request to the Chief Financial Officer of JumpTV, additional copies of the foregoing documents required for this purpose. Except where otherwise indicated, information contained herein is given as of September 30, 2007.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of JumpTV and are both directors and officers of JumpTV. **A shareholder desiring to appoint some other person, who need not be a shareholder of JumpTV, to represent him or her at the Meeting may do so by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy.** A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department (Fax No. (416) 263-9524), at least 48 hours, excluding non-business days and holidays, preceding the date of the Meeting or any adjournment or postponement of the Meeting at which the proxy is to be used, or by delivering it to the Chairman of the Meeting before the time of voting on the day of the Meeting or any adjournment. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited to the attention of the Chief Financial Officer of JumpTV at the registered office of JumpTV at any time up to and including the last business day before the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof and thereupon the proxy is revoked.

A registered shareholder attending the Meeting has the right to vote in person and if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. **If a specification is not made with respect to any matter, the proxy will confer discretionary authority and will be voted:**

1. FOR JumpTV's proposed Retention Warrants Plan (the "**Retention Warrants Plan**");

2. FOR JumpTV's proposed Directors' Compensation Plan (the "**Directors' Plan**") whereby non-management Directors of JumpTV may be compensated for their services by way of JumpTV Common Shares in lieu of cash;

3. FOR JumpTV's proposed amendment to JumpTV's Stock Appreciation Rights Plan (the "**SARs Plan**") whereby the maximum number of Common Shares which may be issued pursuant to the SARs Plan will be increased to the greater of 4,150,000 or 5% of the issued and outstanding Common Shares of JumpTV; and

4. FOR the re-pricing of incentive securities previously granted to insiders of the Corporation.

The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of JumpTV knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their shares in their own name (the "**Beneficial Shareholders**"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker or another similar entity (an "**Intermediary**"). Shares held by an Intermediary can only be voted by the Intermediary upon the instructions of the Beneficial Shareholder. Without specific instructions from the Beneficial Shareholders, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated in a timely manner to the Intermediary and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. **Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as a proxyholder should enter their own names in the blank space on the form of**

proxy provided to them by their Intermediary and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting.

QUORUM

The presence of two shareholders present in person or by proxy entitled to cast votes representing at least 10% of the Common Shares of JumpTV will constitute a quorum at the Meeting or any adjournment or postponement thereof. JumpTV's list of shareholders as of the Record Date (defined below) has been used to deliver to shareholders the Notice of Meeting and this Circular as well as to determine who is eligible to vote.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of JumpTV or any associate or affiliate of such persons at any time since the beginning of its last completed financial year has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of Class 1 preference shares, issuable in series, and an unlimited number of Class 2 preference shares, issuable in series. As at September 30, 2007, 51,241,083 Common Shares were issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. The holders of Class 1 preference shares and holders of Class 2 preference shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. As of the date hereof there are no Class 1 or Class 2 preference shares issued and outstanding.

To the knowledge of the directors and officers of JumpTV, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of JumpTV, other than as set forth below:

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
G. Scott Paterson(1)	5,219,990	10.19%
Fidelity Management and Research Company(2)	7,314,242	14.27%

Notes:

(1) This figure does not include 85,000 Common Shares held by Mr. Paterson's spouse and 696,826 Common Shares held by the Paterson Family Trust. Mr. Paterson does not exercise control or direction over such Common Shares.

(2) As advised by Fidelity Management and Research Company.

Persons registered on the records of JumpTV at the close of business on October 12, 2007 (the "**Record Date**") are entitled to vote at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. <u>Retention Warrants Plan</u>

JumpTV and its wholly-owned subsidiary JumpTV USA Inc. ("**JumpTV USA**") entered into an asset purchase agreement dated July 15, 2007 to acquire the Broadband Network business (the "**Network Business**") division of XOS Technologies, Inc. (the "**XOS Purchase Agreement**"). JumpTV USA's interest in the Asset Purchase Agreement was later assigned to JumpTV USA Holdco Inc. ("**Holdco**"). The Board of Directors determined to issue a total of 2,500,000 retention warrants to purchase Common Shares to certain of the employees

and management of the Network Business (the "**XOS Retention Warrants**"). The issuance of the XOS Retention Warrants requires shareholder approval under applicable Toronto Stock Exchange (the "**TSX**") rules.

Effective July 31, 2007, the Corporation and the securityholders of Cycling TV Limited ("**CyclingTV**") entered into an agreement (the "**CyclingTV Purchase Agreement**") whereby the Corporation agreed to purchase all of the outstanding securities of CyclingTV, pursuant to which CyclingTV continued as a wholly owned subsidiary of JumpTV. The Board of Directors of JumpTV determined to issue a total of 150,000 retention warrants to purchase common shares to certain of the employees and management of CyclingTV (the "**CyclingTV Retention Warrants**", and together with the XOX Retention Warrants, the "**Retention Warrants**"). While the issuance of the CyclingTV Retention Warrants does not require shareholder approval pursuant to the conditional approval letter of the TSX dated August 7, 2007, for ease of administration JumpTV intends to issue such 150,000 CyclingTV Retention Warrants under the proposed Retention Warrants Plan (as such term is defined below).

On August 31, 2007, the Corporation issued an aggregate of 1,174,000 XOS Retention Warrants to employees of the Network Business of XOS and to certain CyclingTV employees at an exercise price of US$3.86. Each Retention Warrant is exercisable into one Common Share, vests over four years and expires after five years. The issuance of the Retention Warrants is subject to the receipt of TSX approval and shareholder approval at the Meeting

In connection with the XOS Purchase Agreement and the CyclingTV Purchase Agreement, the Board of Directors of JumpTV has approved a retention warrants plan (the "**Retention Warrants Plan**") whereby JumpTV may issue up to a maximum of 2,500,000 retention warrants. At the Meeting, pursuant to the rules of the TSX, JumpTV's disinterested shareholders will be asked to approve by ordinary resolution JumpTV's proposed Retention Warrants Plan.

Summary of the Retention Warrants Plan

The Retention Warrants issuable under the Retention Warrants Plan have a term of expiry of five (5) years. Insiders of the Corporation are not entitled to receive a benefit under the Retention Warrant Plan. As of September 30, 2007, 1,174,000 Retention Warrants have been issued under the Retention Warrants Plan, leaving 1,326,000 Retention Warrants available to be issued. Of such 1,174,000 previously issued Retention Warrants, on August 31, 2007 the Corporation issued 1,068,000 Retention Warrants to employees of the Network Business of XOS, each such XOS Retention Warrant having an exercise price of $3.86 per share and an expiry date of August 31, 2012, and 106,000 Retention Warrants to CyclingTV employees, each such Cycling Retention Warrant having an exercise price of $3.86 per share and an expiry date of August 31, 2012. The XOS Retention Warrants and the CyclingTV Retention Warrants are exercisable into one Common Share, and vest as to 1/48 per month over a period of 48 months.

No previously issued XOS Retention Warrants may be exercised until JumpTV's shareholders have approved the Retention Warrants Plan. The total number of Retention Warrants issuable under the Retention Warrants Plan comprises 4.9% of JumpTV's outstanding Common Shares as of September 30, 2007.

The purpose of the Retention Warrants Plan is to advance the interests of JumpTV by encouraging the employees, directors, officers or consultants of the Network Business of XOS and the CyclingTV Employees who accept employment with Holdco or continue with CyclingTV, respectively, to increase their proprietary interests in JumpTV and to align such interests with the interests of JumpTV's shareholders generally.

The Board believes that the use of this Retention Warrants Plan will promote the interest of JumpTV and its shareholders by providing JumpTV, in this instance, with a means to retain Network Business employees and CyclingTV Employees who possess extensive expertise, knowledge and experience in such businesses.

The Retention Warrants Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than two (2) directors. The Board shall have the power and authority, without notice or shareholder approval, at any time and from time to time, to amend (subject to limitation), suspend or terminate the Retention Warrants Plan and to establish the rules and regulations for administration of the Retention Warrants Plan.

The obligation of JumpTV to issue and deliver the Retention Warrants in accordance with the Retention Warrants Plan is subject to applicable securities law, any trading black-out periods prescribed by JumpTV and stock exchanges and the receipt of all required regulatory and stock exchange. If the Retention Warrants cannot be issued by JumpTV hereunder for any reason whatsoever, the obligation of JumpTV to issue such Retention Warrants shall be suspended until such time as it is practicable or permissible for JumpTV to issue such Retention Warrants.

Shareholder Approval

The rules of the TSX require that certain security-based incentive compensation plans be approved by the shareholders. In addition certain plans require disinterested shareholder approval. Under applicable TSX rules, since insiders are not eligible to benefit under the Retention Warrants Plan, insiders will not be excluded from the vote in respect of the Warrants Retention Plan.

At the Meeting, the disinterested shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution adopting the Retention Warrants Plan. An ordinary resolution means a resolution passed by a majority of the votes cast by the shareholders of JumpTV or their proxies at the shareholders' meeting who voted in respect of that resolution ("**ordinary resolution of the shareholders**"). The text of the ordinary resolution is as follows:

"IT IS RESOLVED as an ordinary resolution of the disinterested shareholders that:

1. the Retention Warrants Plan, as described in the Circular dated September 30, 2007, and substantially in the form as set forth in Schedule "A" to Circular, be and is hereby approved and adopted;

2. JumpTV be and it hereby is authorized to issue the Retention Warrants pursuant to the Retention Warrants Plan and upon receipt of payment therefore, to issue the Common Shares underlying the Retention Warrants (the "**Underlying Shares**") and hereby reserves for issuance the Underlying Shares and, when issued in accordance with the terms of the Retention Warrants and the Retention Warrants Plan, the Underlying Shares shall be duly issued as fully-paid and non-assessable Common Shares; and

3. any director or officer of JumpTV be, and is hereby authorized and directed, for and on behalf of and in the name of JumpTV, to do all such acts and things and to execute and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

In the absence of a contrary instruction, the persons specified in the enclosed proxy form intend to vote **FOR** the Retention Warrants Plan.

2. <u>Directors' Shares in Lieu of Cash Compensation Plan</u>

The Board of Directors of JumpTV has determined to develop a Directors' compensation plan (the "**Directors' Plan**") whereby non-management Directors of JumpTV will receive a minimum portion of their retainers and fees in the form of Common Shares and may elect to receive a greater portion of their retainers and fees in Common Shares. The number of Common Shares to be issued to non-management Directors will be determined by dividing the dollar value of the retainers and fees by the closing price of the Common Shares on the relevant payment date. Disinterested shareholders will be asked at the Meeting to approve by ordinary resolution the proposed Directors' Plan.

Summary of the Directors' Plan

Based on the recommendation of the Chairman of the Board at a meeting of the Board on August 9, 2007, the Board has implemented remuneration and reimbursement arrangements for its non-management Directors that reflect current market practices and align the interests of non-management Directors with those of the shareholders. The purpose of the Directors' Plan is to advance the interests of JumpTV by encouraging non-management Directors to acquire Common Shares, thereby increasing the proprietary interests of such persons in JumpTV and aligning the interests of such persons with the interests of JumpTV's shareholders generally.

At the meeting of the Compensation Committee held on March 22, 2007, the Compensation Committee determined to recommend to the Board that the remuneration to be paid to each non-management Director as follows:

Annual Retainer	US$10,000
Fee per Board Meeting	US$500
Fee per Committee Meeting	US$500
Committee Chairman (Additional)	US$5,000

Non-management Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings. Management Directors of JumpTV are not currently entitled to any compensation for attending meetings of the Board, committees of the Board or meetings of Shareholders. Under the Directors' Plan, at least 50% of each non-management Director's retainers and fees will be paid in JumpTV Common Shares and each non-management director may elect to receive up to 100% of their retainers and fees in JumpTV Common Shares in lieu of cash compensation. The maximum number of Common Shares available to be issued by JumpTV to non-management Directors under the Directors' Plan is 500,000.

Each non-management will receive 50% of their retainer and fees in Common shares. They may also elect to receive some or all of the remaining 50% of such retainer and fees in Common Shares. Every year, no later than the 15th of June and December, as applicable, JumpTV will send a notice (the "**Notice**") to each non-management Director requesting that each non-management Director advise the Corporation of the amount of their respective cash compensation that they wish to receive in Common Shares. Such non-management Director will be required to advise JumpTV of their election to receive additional Common Shares by no later than 5 business days after receipt of the Notice (See attached Schedule "B").

The Directors' Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board consisting of not less than 2 Directors. The Board shall have the power and authority, without notice or shareholder approval, at any time and from time to time, to amend, suspend or terminate the Directors' Plan and to establish the rules and regulations for administration of the Directors' Plan.

The obligation of JumpTV to issue and deliver Common Shares in accordance with the Directors' Plan is subject to applicable securities law, any trading black-out periods prescribed by JumpTV and the receipt of any approvals that may be required from any regulator or market having jurisdiction over the securities of JumpTV. If Common Shares cannot be issued by JumpTV hereunder for any reason whatsoever, the obligation of JumpTV to issue such Common Shares shall be suspended until such time as it is practicable or permissible for JumpTV to issue such Common Shares.

Shareholder Approval

The rules of the TSX require that certain security-based incentive compensation plans be approved by the shareholders.

At the Meeting, disinterested shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution adopting the Directors' Plan. The text of the ordinary resolution is as follows:

"IT IS RESOLVED as an ordinary resolution of the disinterested shareholders that:

1. the Directors' Plan, as described in the Circular dated September 30, 2007, and substantially in the form as set forth in Schedule "B" to that Circular, be and is hereby approved and adopted; and

2. any director or officer of JumpTV be, and is hereby authorized and directed, for and on behalf of and in the name of JumpTV, to do all such acts and things and to execute and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

In the absence of a contrary instruction, the persons specified in the enclosed proxy form intend to vote **FOR** the Directors' Plan.

3. Amendment to the Stock Appreciation Rights ("SARs") Plan

On October 15, 2007, JumpTV announced that Jordan Banks had been appointed to the position of Chief Executive Officer of JumpTV, effective November 12, 2007. Pursuant to his employment agreement with JumpTV dated October 12, 2007, Mr. Banks was granted 1,325,000 SARs on the effective date of the agreement (see "Management and Employment Contracts" on page 13), with 350,000 SARs to be granted on November 12, 2008 (or later in certain circumstances) and 150,000 SARs to be granted on November 12, 2009 (or later in certain circumstances). There are not sufficient Common Shares reserved for issuance under the SARs Plan to grant all of such SARs to Mr. Banks. There are currently 2,291,222 SARs that have been granted to eligible persons. With the addition of the SARs granted to Mr. Banks, the Corporation will have granted a total of 4,116,222 SARs under the SARs Plan. For a summary of the SARs Plan, please see "Stock Appreciation Rights Plan" on page 21 below.

Shareholder Approval

The rules of the TSX require that increases in the amount of securities reserved for issuance under security-based incentive compensation plans be approved by the shareholders.

At the Meeting, disinterested shareholders will be asked to consider and, if appropriate, to pass an ordinary resolution amending the SARs Plan to increase the number of securities reserved for issuance thereunder. The text of the ordinary resolution is as follows:

"IT IS RESOLVED as an ordinary resolution of the disinterested shareholders that:

1. the Stock Appreciation Rights Plan (the "**SARs Plan**"), as described in the Circular dated September 30, 2007, be and is hereby amended by increasing the maximum number of Common Shares which may be issued pursuant to the SARs Plan to the greater of 4,150,000 or 5% of the issued and outstanding Common Shares of JumpTV; and
2. any director or officer of JumpTV be, and is hereby authorized and directed, for and on behalf of and in the name of JumpTV, to do all such acts and things and to execute and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

In the absence of a contrary instruction, the persons specified in the enclosed proxy form intend to vote **FOR** the increase to the number of Common Shares issuable under the SARs Plan.

4. Re-Pricing of Stock Options and SARs

JumpTV has previously granted incentive stock options ("**Options**") pursuant to the Corporation's stock option plan (the "**Option Plan**") and stock appreciation rights ("**SARs**") pursuant to its SARs plan (the "**SARs Plan**") to certain employees, consultants, officers and directors (the "**Grantees**") of the Corporation, which Options and SARs are currently deeply out of the money as a result of the higher price of the Common Shares at the respective time of grant of such Options and SARs.

The Board of Directors feels it is in the best interests of JumpTV, subject to the receipt of all required stock exchange, regulatory and shareholder approvals, to provide an option to any Grantees holding either Options or SARs with an exercise price of $5.80 or greater whereby each such Grantee may elect to (i) continue with the status quo with respect to their Options and/or SARs; or (ii) elect to forfeit 25% of their current holdings of Options and/or SARs, with any unvested Options and/or SARs being cancelled prior to any vested Options and/or SARs being cancelled, in exchange for 50% of their remaining Options and/or SARs being re-priced at US$3.00 (being an amount which is equal to or greater than the five (5) day volume weighted average trading price of the Common Shares on the TSX on the date the directors determined to re-price such Options and SARs) with any such Options and/or SARs that have currently vested being re-priced before any unvested Options and/or SARs being re-priced (the "**Re-Pricing**").

Shareholder Approval

The Re-Pricing election will be available to all eligible Grantees, including insiders. Under applicable TSX Rules, and pursuant to the Option Plan and the SARs Plan, the Re-Pricing of any Options or SARs of insiders requires shareholder approval. The insiders listed in Schedule "C" have notified the Corporation of their election to Re-Price their Options and/or SARs. Under the rules of the TSX, disinterested security holder approval is required for a reduction in the exercise price under a security based compensation arrangement benefiting an insider of the issuer.

At the Meeting, disinterested shareholders will be asked to consider and, if appropriate, to pass an ordinary resolution approving the Re-Pricing. The text of the ordinary resolution will be as follows:

"IT IS RESOLVED as an ordinary resolution of the disinterested shareholders that:

1. JumpTV is hereby authorized to Re-Price Stock Options and/or SARs of the insiders of JumpTV as set out in Schedule "C" to the Circular dated September 30, 2007; and

2. any director or officer of JumpTV be, and is hereby authorized and directed, for and on behalf of and in the name of JumpTV, to do all such acts and things and to execute and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing."

In the absence of a contrary instruction, the persons specified in the enclosed proxy form intend to vote **FOR** the Re-Pricing.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year of JumpTV ended December 31, 2006 by the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose total salary and bonus during JumpTV's most recently completed fiscal year was at least $150,000. Unless otherwise indicated, all dollar amounts in this Circular are in U.S. dollars.

Name and Principal Position	Fiscal Year ended December 31,	Annual Compensation[(1)] Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long-Term Compensation Awards Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	All Other Compensation
G. Scott Paterson[(2)], Chairman and Chief Executive Officer	2006	90,000[(3)]	Nil	Nil	1,000,000 SARs[(10)]	Nil	Nil
Kriss Bush[(4)(12)], Chief Financial Officer	2006	163,000	Nil	Nil	150,000 Options	225,000[(5)]	Nil
Alex Blum[(6)] President and Chief Operating Officer	2006	167,000	Nil	Nil	300,000 Options 200,000 SARs	Nil	Nil
Kaleil Isaza Tuzman, President and Chief Operating Officer, JumpTV, President and Chief Executive Officer, JumpTV International[(8)]	2006	Nil	320,000[(7)]	Nil	220,000 Options[(12)]	585,000	Nil
Mark David Managing Director, JumpTV International, General Manager, JumpTV Limited[(9)]	2006	243,000	Nil	Nil	150,000 Options	225,000	Nil

Notes:

(1) All dollar amounts in this column have been rounded to the nearest thousand ("000") due to foreign exchange translations.
(2) JumpTV announced on October 15, 2007 that, effective November 12, 2007, Jordan Banks has been appointed as Chief Executive Officer of JumpTV. Mr. Paterson tendered his resignation from the position of Chief Executive Officer effective November 12, 2007 and has been appointed Executive Chairman of the Corporation, effective as of such date.
(3) $37,600 of this amount was paid to Patstar Inc., a company controlled by Mr. Paterson.
(4) Mr. Bush tendered his resignation from the position of Chief Financial Officer of JumpTV effective May 15, 2007. The Board approved the appointment of Jason Reid as Chief Financial Officer of JumpTV effective May 15, 2007.
(5) 125,000 Restricted Shares were granted to Mr. Bush on November 10, 2005. One-forty-eighth (1/48) of these Restricted Shares vested on January 1, 2006 and the remainder vest at a rate of one-forty eighth (1/48) per month thereafter. As of September 30, 2007, 44,268 such Restricted Shares have vested, of which 44,268 Common Shares have been issued.
(6) JumpTV announced on January 5, 2007 that Mr. Blum had resigned from the position of President and Chief Operating Officer. Kaleil Isaza Tuzman was appointed President and Chief Operating Officer of JumpTV upon the resignation of Mr. Blum.
(7) This amount was earned by KIT Capital Limited, a company controlled by Mr. Isaza Tuzman.
(8) 325,000 Restricted Shares were granted to Mr. Isaza Tuzman on July 1, 2005. One-eighth (1/8) of these Restricted Shares vested after six months of service on January 1, 2006 and the remainder vest at a rate of one-forty-eighth (1/48) per month thereafter. As of September 1, 2007, 176,020 such Restricted Shares have vested, of which 176,020 Common Shares have been issued.
(9) 125,000 Restricted Shares were granted to Mr. David on November 10, 2005. These Restricted Shares vest at a rate of one-forty-eighth (1/48) per month starting February 1, 2006. As of September 30, 2007, 49,476 such Restricted Shares have vested, of which 49,476 Common Shares have been issued.
(10) 650,000 Options were issued to Mr. Paterson on April 9, 2007 with an exercise price of US$6.05.
(11) 160,000 SARs were issued to Jason Reid, Chief Financial Officer of JumpTV, on May 18, 2007 with an exercise price of US$6.25.
(12) 400,000 options were issued to Mr. Isaza Tuzman on April 9, 2007 with an exercise price of US$6.05.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets out information concerning Options and SARs granted during the fiscal year ended December 31, 2006 to Named Executive Officers. Generally, all outstanding Options vest at a rate of $^{1}/_{48}$ of their allotted amount per month and are exercisable for period of five years from the date of grant.

Name	Common Shares under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price (U.S. $/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date (mm/dd/yy)
G. Scott Paterson(1), Chairman & CEO	1,000,000 SARs(4)	25.2	$4.00	$2.50	03/27/11
Kriss Bush(2) (5), Chief Financial Officer	150,000 Options	3.8	$2.50	$2.50	03/27/11
Alex Blum(3), President & COO	300,000 Options 200,000 SARs	7.6 5.0	300,000 Options @ $2.50 100,000 SARs @ $4.00 100,000 SARs @ $6.00	$2.50	03/27/11
Kaleil Isaza Tuzman President & COO(3)(6)	220,000 Options	5.5	$2.50	$2.50	03/27/11
Mark David, Managing Director, JumpTV International, General Manager, JumpTV Limited	150,000 Options	3.8	$2.50	$2.50	03/27/11

Notes:

(1) JumpTV announced on October 15, 2007 that, effective November 12, 2007, Jordan Banks has been appointed as Chief Executive Officer of JumpTV. Mr. Paterson tendered his resignation from the position of Chief Executive Officer effective November 12, 2007 and has been appointed Executive Chairman of the Corporation, effective as of such date.
(2) Mr. Bush tendered his resignation from the position of Chief Financial Officer of JumpTV effective May 15, 2007. The Board appointed Jason Reid as Interim Chief Financial Officer of JumpTV effective May 15, 2007.
(3) JumpTV announced on January 5, 2007 that Mr. Blum had resigned from the position of President and Chief Operating Officer Mr. Isaza Tuzman was appointed President and Chief Operating Officer.
(4) 650,000 Options were issued to Mr. Paterson on April 9, 2007 with an exercise price of US$6.05.
(5) 160,000 SARs were issued to Jason Reid, Interim Chief Financial Officer of JumpTV, on May 18, 2007 with an exercise price of US$6.25.
(6) 400,000 Options were issued to Mr. Isaza Tuzman on April 9, 2007 with an exercise price of US$6.05.

Aggregated Option Exercised During the Most Recently Completed Financial Year and Year-End Option Values

The following table sets forth the aggregated Option and SAR exercises by the Named Executive Officers of JumpTV during the fiscal year ended December 31, 2006.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value	Unexercised Options/SARs at Financial Year-End (#)		Value of Unexercised in-the-Money Options at Financial Year End($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
G. Scott Paterson[1][4] Chairman & CEO	N/A	Nil	416,660 SARs	583,340 SARs	995,817	1,394,183
Kriss Bush[2] Chief Financial Officer	N/A	Nil	37,500 Options	112,500 Options	145,875	437,625
Alex Blum President and COO[3]	N/A	Nil	62,500 Options 37,494 SARs	237,500 Options 162,506 SARs	295,241	1,149, 759
Kaleil Isaza Tuzman President & COO[5]	N/A	Nil	253,125 Options @ $1.80 55,000 Options @ $2.50	421,875 Options @ $1.80 165,000 Options @ $2.50	1,375,794	2,578,256
Mark David, Managing Director, JumpTV International, General Manager, JumpTV Limited	N/A	Nil	34,375 Options	115,625 Options	133,719	449,781

Notes:

(1) JumpTV announced on October 15, 2007 that, effective November 12, 2007, Jordan Banks has been appointed as Chief Executive Officer of JumpTV. Mr. Paterson tendered his resignation from the position of Chief Executive Officer effective November 12, 2007 and has been appointed Executive Chairman of the Corporation, effective as of such date.

(2) Mr. Bush tendered his resignation from the position of Chief Financial Officer of JumpTV effective May 15, 2007. The Board appointed Jason Reid as Interim Chief Financial Officer of JumpTV, effective May 15. 2007. 160,000 SARs were issued to Mr. Reid on May 18, 2007 with an exercise price of US$6.25.

(3) JumpTV announced on January 5, 2007 that Mr. Blum had resigned from the position of President and Chief Operating Officer Mr. Isaza Tuzman was appointed president and Chief Operating Officer upon the resignation of Mr. Blum.

(4) 650,000 Options were issued to Mr. Paterson on April 9, 2007 with an exercise price of US$6.05.

(5) 400,000 Options were issued to Mr. Isaza Tuzman on April 9, 2007 with an exercise price of US$6.05.

Management and Employment Contracts

The material terms of the employment arrangements between the Corporation and each of the Named Executive Officers and other members of senior management are summarized below.

Jordan Banks

Mr. Banks and the Corporation entered into an employment agreement on October 12, 2007, which provides that Mr. Banks will act as the Corporation's Chief Executive Officer effective November 12, 2007. The agreement is for an indefinite term, subject to the provisions within the agreement. Mr. Banks is permitted to terminate the employment agreement upon 60 days notice and the Corporation is permitted to terminate the employment agreement at any time for cause. The agreement provides for a base salary of $375,000 in the first year of the agreement, $400,000 in the second year, $425,000 in the third year and no less than $500,000 in the fourth year. Mr. Banks is entitled to a one-time cash bonus of $200,000 if for a continuous period of six months the closing price of the Common Shares on the TSX is over $6 per share. In addition, Mr. Banks is entitled to an annual bonus, at the discretion of the Board of Directors, of up to 60% of his salary in the first year of the agreement, up to 75% of his salary in the second year, up to 90% of his salary in the third year and no less than 100% of his salary in the fourth year. In the event of termination without cause (which includes a "change of control", as defined in the agreement), Mr. Banks is entitled to salary and pro rata bonus payment to the date of termination, in addition to one year's salary and bonus (based on the previous year's bonus). However, if a severance payment is due in the first six months of the agreement, Mr. Banks will be entitled to receive a bonus equal to 30% of his first year salary; if due within the first nine months, a bonus equal to 45% of his first year salary will be payable, and if within the first

twelve months of the agreement, a bonus equal to 60% of his first year salary will be payable. If a severance payment is due during the first year of the term as a result of a change of control, then the bonus due shall be 60% of his first year salary regardless of when such change of control occurs. The agreement provides that Mr. Banks will be granted 1,325,000 SARs granted on the date of the agreement, 350,000 SARs on November 12, 2008 (or later in certain circumstances) and 150,000 SARs on November 12, 2009 (or later in certain circumstances). In the event of a change of control of the Corporation (as defined in the agreement) or termination without cause, all incentive compensation held by Mr. Banks that are subject to vesting within a period of 12 months from the date of the change of control or termination without cause would automatically vest, unless such change of control or termination without cause occurred during the first year of the agreement, in which all incentive compensation held by Mr. Banks that are subject to vesting within a period of 15 months from the date of the change of control or termination without cause would automatically vest.

G. Scott Paterson

Mr. Paterson and the Corporation entered into an employment agreement effective as of June 1, 2006. The agreement is for an indefinite term, subject to the provisions within the agreement. Mr. Paterson is permitted to terminate the employment agreement upon 60 days' notice and the Corporation is permitted to terminate the employment agreement at any time for cause. The agreement provided for an annual base salary of $90,000 and a bonus that is based on the attainment of certain objectives to be determined by mutual agreement of the Board and Mr. Paterson. Effective January 1, 2007, Mr. Paterson's annual base salary was increased to $300,000. In the event of a change of control of the Corporation (as defined in the agreement), all Options, SARs or other incentive compensation held by Mr. Paterson that are subject to vesting within a period of 12 months from the date of the change of control would automatically vest. The agreement contains (i) non-solicitation and non-competition covenants in favour of the Corporation, which apply during the term of Mr. Paterson's employment and for a period of 24 months following the termination of his employment (subject to exclusions to the non-solicitation covenant allowing Mr. Paterson or his designates to solicit without restriction executives who had been associated with Paterson Partners or its affiliated entities and exclusions to the non-competition covenant in respect of commercial involvement that encompasses an interest of less than five percent in a publicly traded company), and (ii) confidentiality covenants in favour of the Corporation which applied indefinitely. In the event of termination of the agreement without cause, Mr. Paterson is entitled to a severance package of 24 months compensation in lieu of notice inclusive of base salary and bonuses and all Options, SARs or other incentive compensation held by Mr. Paterson that were subject to vesting within a period of 24 months from the date of termination will automatically vest. In addition, Mr. Paterson has been granted 1,000,000 SARs pursuant to the Stock Appreciation Rights Plan, with an exercise price of $4.00 per SAR. Effective as of the date of the grant of such SARs on March 27, 2006, the number of Mr. Paterson's SARs that had vested was equal to a period of 11 months of vesting.

JumpTV announced on October 15, 2007 that, effective November 12, 2007, Jordan Banks has been appointed as Chief Executive Officer of JumpTV. Mr. Paterson tendered his resignation from the position of Chief Executive Officer effective November 12, 2007 and has been appointed Executive Chairman of the Corporation, effective as of such date. Mr. Paterson's employment agreement was amended to reflect his resignation as Chief Executive Officer and his appointment as Executive Chairman of the Corporation. All other terms of his agreement continued in effect, un-amended.

Alex Blum

Mr. Blum and the Corporation entered into an employment agreement dated March 1, 2006. The agreement was for an indefinite term, subject to the provisions within the agreement. The agreement provided for a base salary of $200,000 and eligibility to participate in any bonus plan offered by the Corporation. Pursuant to the agreement, Mr. Blum was granted 400,000 Options under the Option Plan, 300,000 of which have been granted to Mr. Blum and 100,000 of which were substituted for SARs and the vesting of Mr. Blum's Options would accelerate upon a "change of control" of the Corporation (as that term is defined in the Option Plan of the Corporation). The agreement contained (i) non-solicitation and non-competition covenants in favour of the Corporation, which applied during the term of Mr. Blum's employment and for a period of 12 months following the termination of his employment, and (ii) confidentiality covenants in favour of the Corporation which apply indefinitely. The agreement provided Mr. Blum

with a severance package of 12 months compensation in lieu of notice inclusive of base salary and bonuses. If Mr. Blum had greater than five years of service, then the severance package would be increased by one month per year or part year of service in excess of five years of service up to a maximum of 18 months' severance. Mr. Blum has been granted 200,000 SARs pursuant to the Stock Appreciation Rights Plan (which includes the 100,000 SARs discussed above), with 100,000 SARs exercisable at $4.00 and 100,000 SARs exercisable at $6.00, and all such SARs having an expiry date of March 27, 2011. On January 5, 2007, the Corporation announced that Mr. Blum resigned from the Corporation. Mr. Blum will be permitted to exercise his vested stock Options and SARs until December 31, 2007. As of January 31, 2007, Mr. Blum had 68,750 vested stock Options with an exercise price of U.S.$2.50. He will be permitted to exercise his vested SARs, being 20,833 SARs with an exercise price of U.S.$4.00 and 20,833 SARs with an exercise price of U.S.$6.00, until December 31, 2007. Mr. Blum exercised all 68,750 Options on September 12, 2007.

Kaleil Isaza Tuzman

Mr. Isaza Tuzman, KIT Capital Limited (the "**Manager**"), the Corporation and JumpTV International entered into a consulting agreement effective as of June 1, 2006 (the "Consulting Agreement"), pursuant to which JumpTV International agreed to retain the Manager to provide consulting services to JumpTV International and the Manager agreed to provide the exclusive services of Mr. Isaza Tuzman to JumpTV International. The agreement was for a fixed period of five years and would automatically renew for 12 month renewal periods, subject to the provisions within the agreement. Mr. Isaza Tuzman or the Manager would be able to terminate the agreement upon three months notice and JumpTV International would be able to terminate the agreement at any time upon the occurrence of certain specified events. The agreement provided for periodic performance-based payments, which were to be no less than $180,000 per annum and the Manager was eligible to participate in certain bonus plans of JumpTV or JumpTV International. In the event of a "change of control" (as defined in the Option Plan) of the Corporation or JumpTV International, or if the agreement was terminated by JumpTV International other than in connection with certain specified events, then all Options or Restricted Shares held by the Manager that are subject to vesting within a period of 12 months from the date of the change of control or termination would automatically vest. The agreement contained (i) non-solicitation and non-competition covenants in favour of the Corporation and JumpTV International, which applied during the term of the agreement and for a period of 24 months following the termination of this agreement (subject to exclusions to the covenants in respect of specified employees) and (ii) confidentiality covenants in favour of the Corporation and JumpTV International which applied indefinitely. In addition, pursuant to the Option Plan, the Manager had been granted Options to purchase 675,000 Common Shares at an exercise price of $1.80 per share, which Options vest monthly over a 48-month term commencing July 1, 2005, Options to purchase 220,000 Common Shares at an exercise price of $2.50 per share pursuant to the Option Plan, which Options vest monthly over a 48-month term commencing January 1, 2006, and Options to purchase 400,000 Common Shares at an exercise price of $6.05, which options vest monthly over a 48-month period commencing April 9, 2007, 325,000 Restricted Shares pursuant to the Restricted Share Plan.

On October 15, 2007, the Corporation announced that Mr. Isaza Tuzman had indicated to the Board of Directors of JumpTV that he will assist Mr. Banks in a transition of operating responsibilities through January 8th, 2008, after which time he will resign his operating duties at JumpTV to pursue other interests. In connection with this transition, the Corporation and Mr. Isaza Tuzman agreed to modify the Consulting Agreement pursuant to a separation agreement dated October 14, 2007 such that all previously granted unvested Options and restricted shares will be subject to accelerated vesting, such that a total of 769,063 previously unvested Options have now vested and are exercisable until December 31, 2008 and a total of 142,210 previously unvested restricted share units have vested and are issuable by the Corporation on January 8, 2008 or earlier in certain circumstances. In addition, Mr. Isaza Tuzman's monthly payments under the Consulting Agreement were guaranteed until January 8, 2008 and in addition the Company will make an additional payment of $60,000 within two weeks of the date of the separation agreement. Mr. Isaza Tuzman will not be required to repay certain advance reimbursement of expenses (see "Indebtedness of Directors and Executive Officers" below). Mr. Isaza Tuzman will remain a member of the Board of Directors of the Corporation until he resigns, is removed by the shareholders or is not nominated by management of JumpTV for re-election to the Board. He has agreed to remain on the Board of the Corporations Dubai-based subsidiary until December 31, 2008 (or earlier in certain circumstances).

Kriss Bush

Mr. Bush and the Corporation entered into an employment agreement dated December 16, 2005. The agreement was for an indefinite term, subject to the provisions within the agreement. The agreement provided for a base salary of $150,000 and eligibility to participate in any bonus plan offered by the Corporation. The agreement contained (i) non-solicitation and non-competition covenants in favour of the Corporation, which applied during the term of Mr. Bush's employment and for a period of 24 months following the termination of his employment, and (ii) confidentiality covenants in favour of the Corporation which applied indefinitely. The agreement provided Mr. Bush with a severance package of 12 months compensation in lieu of notice inclusive of base salary and bonuses. If Mr. Bush had greater than five years of service, then the severance package would be increased by one month per year or part year of service in excess of five years of service. In addition, Mr. Bush had been granted (i) Options to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Option Plan, which Options vested monthly over a 48-month term commencing December 15, 2005, and (ii) 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Mr. Bush tendered his resignation from the position of Chief Financial Officer of JumpTV effective May 15, 2007. The Corporation is currently negotiating a settlement with Mr. Bush in respect of his resignation.

Mark David

Mark David receives an annual base salary of £140,000 as an employee of JumpTV Limited and JumpTV International. In addition, Mr. David has been granted Options to purchase 150,000 Common Shares at an exercise price of $2.50 per share pursuant to the Option Plan, which Options vest monthly over a 48-month term commencing February 1, 2006, and 125,000 Restricted Shares pursuant to the Restricted Share Plan.

Report on Executive Compensation

The mandate of the Compensation Committee is to review and recommend to the Board, for its approval, JumpTV's executive compensation policies and the compensation paid to the Chief Executive Officer. JumpTV's executive compensation structure is designed to attract and retain highly qualified individuals and to encourage and motivate management to achieve exceptional performance, both individually and corporately over the long term. The Compensation Committee makes recommendations regarding the operation of the Option Plan, Restricted Share Plan and Stock Appreciation Rights Plan. See "Executive Compensation – Compensation of Directors".

The Compensation Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects and initiatives. No specific quantitative targets are set by the Compensation Committee but corporate performance is a factor that is considered when evaluating total compensation.

Components of Executive Compensation

There are three elements to JumpTV's executive compensation program:

base salary;
short-term compensation incentives for annual and personal performance; and
long-term compensation incentives related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive's personal performance and seniority, contribution to the business of JumpTV, the size and stage of development of JumpTV and industry benchmarks. In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable JumpTV to attract and retain executives who can effectively contribute to the long-term success of JumpTV. JumpTV competes for talent on a global basis and uses compensation paid by global competitors as a benchmark.

Short-Term Compensation Incentives

JumpTV has, in certain circumstances, paid bonuses and may establish an annual bonus plan to be administered by the Compensation Committee. Payment of the Chief Executive Officer's bonus is at the discretion of the Compensation Committee. Payment of bonuses to senior executives and staff is at the discretion of the Chief Executive Officer.

Long-Term Incentive Plans

Long-term incentive compensation for directors, officers, employees and consultants is provided through grants of Options pursuant to the Option Plan, restricted shares through the Restricted Share Unit Plan and share appreciation rights through the Share Appreciation Rights Plan, and is generally reviewed annually. The number of Options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of Options that have been previously granted to that individual.

Compensation of Chief Executive Officer

The Compensation Committee evaluates total compensation in the context of the Chief Executive Officer's leadership, performance and contributions, bearing in mind the principles of executive compensation set out above. In addition, the Compensation Committee, from time to time, reviews compensation paid to chief executive officers of comparable global technology companies. Mr. Banks was appointed the Chief Executive Officer of JumpTV to on October 12, 2007 to be effective November 12, 2007 pursuant to an agreement under which Mr. Banks is entitled to certain compensation. See "Management and Employment Contracts".

Role of the Compensation Committee

The Compensation Committee is governed by a written charter and is primarily responsible for annually approving the compensation of the Chief Executive Officer and for reviewing and approving the compensation of the other Named Executive Officers. In addition, the Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy for executive officers and competitive compensation data. The Compensation Committee makes specific recommendations to the Board on salaries of executive officers and bonus and Option allocations. In consultation with the Board, the Compensation Committee assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the Board before final approval by the Board.

Composition of Compensation Committee

During the fiscal year of JumpTV ended December 31, 2006, the Compensation Committee consisted of three directors, one of whom is independent. The Chair of the Compensation Committee is Mark Amin. The other members of the Compensation Committee are Lorne Abony and Curt Marvis. In addition, no executive officer of JumpTV has served on the Board or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member JumpTV's Board or Compensation Committee.

Directors and Officers Insurance

JumpTV has arranged for Cdn$10 million of key-man term life insurance for its Chief Executive Officer to provide for 24 hour all peril coverage with JumpTV as beneficiary of Cdn$8 million of the proceeds, with the remaining Cdn$2 million going to the Chief Executive Officer's beneficiaries. JumpTV will evaluate similar policies for its other executives as it deems appropriate and to be in the best interests of the shareholders. The annual premium payable by JumpTV in respect of such insurance is Cdn$9,800 exclusive of taxes.

JumpTV maintains insurance for the benefit of the directors and officers of JumpTV against liability in their respective capacities as directors and officers of JumpTV pursuant to s. 124(1) of the *Canada Business Corporations Act*. The limit of liability of such insurance is Cdn$20,000,000 and is subject to a per incident deductible. There is a Cdn$150,000 deductible on Securities Claims, and a Cdn$100,000 deductible on all other

claims. The aggregate annual premium payable by JumpTV in respect of such insurance is Cdn$146,200 exclusive of taxes.

Performance Graph

The Common Shares of JumpTV are listed and posted for trading on the TSX under the ticker symbol "JTV". The following graph compares the cumulative total return for $100 invested in Common Shares on the date the Common Shares began trading on the TSX on August 10, 2006 with the cumulative return of the S&P/TSX Composite Index, based on the closing price of the Common Shares on August 10, 2006, the date the Common Shares began trading on the TSX, and December 29, 2006, the last trading day of the year ended December 31, 2006.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT


(Cdn.$)
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
135.5
109.1
JumpTV
S&P/TSX Index
10-Aug-06
31-Dec-06

	August 10, 2006[1]	December 29, 2006[2]
JumpTV Common Shares	$5.50	$7.45
S&P/TSX Total Return Index	28,616.330	31,213.490

Notes:

(1) The Common Shares began trading on the TSX on this date.
(2) The last trading day of the year ended December 31, 2006.

Compensation of Directors

Directors who are also executives of JumpTV are not currently entitled to any compensation for attending meetings of the Board, committees of the Board or meetings of the Shareholders. Non-management Directors are paid an annual retainer of US$10,000 and a fee of US$500 per board meeting and committee meeting attendance. Each committee Chairman will receive an additional annual fee of US$5,000 for acting in such capacity. Each non-management director has been granted Options to purchase Common Shares, with such Options vesting at a rate of 1/48th per month. Non-management Directors are reimbursed for any out-of pocket travel expenses incurred in order to attend meetings.

JumpTV entered into a consulting agreement with Mr. Amin, effective as of June 24, 2005. Pursuant to the consulting agreement, Mr. Amin agreed to (i) provide consulting services to JumpTV in respect of the dissemination of television via the Internet; (ii) introduce JumpTV to various providers of television content and executives of potential channel partners; and (iii) introduce JumpTV to potential strategic investors and other strategic partners. Mr. Amin was granted warrants to purchase 100,000 Common Shares at $1.80 per share in consideration for his agreement to provide the consulting services to JumpTV. The services provided by Mr. Amin to JumpTV are in addition to any such services or advice that Mr. Amin provides in his capacity as a director. Save as described above, there are no service agreements or letters of appointment existing between any of the directors and JumpTV.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at December 31, 2006, the securities to be issued upon exercise of outstanding Options, the weighted average exercise price of such outstanding Options and the number of securities remaining available for future issuance under equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	4,112,059 Options 1,300,000 SARs	$3.07 $4.15	240,581 Options 200,000 SARs
Equity compensation plans not approved by security holders	1,174,000 Retention Warrants 1,325,000 SARs(1)	$3.86 $3.00	1,326,000 533,778
Total	7,911,059	$3.35	2,300,359

Notes:

(1) The Retention Warrants Plan and the increase to the securities available for issuance under the SARs Plan have been approved by the Board of Directors. For more information in respect of these matters, see "Particulars of Matters to be Acted Upon – Retention Warrants Plan" and "Particulars of Matters to be Acted Upon – Amendment to the Stock Appreciation Rights ("SARs") Plan" above, respectively.

Stock Option Plan

On September 2, 2005, JumpTV established the Option Plan for, *inter alia*, the employees, directors, officers and consultants of JumpTV or any related entity ("Eligible Persons"). The Option Plan was established to advance the interests of JumpTV by: (i) providing Eligible Persons with additional incentives; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of JumpTV; and (iv) attracting new employees, officers, directors and consultants to JumpTV or a related entity. The Option Plan is administered by the Board, or if so authorized by the Board, by a committee of the Board consisting of not less than two directors. Under the Option Plan, Options to purchase Common Shares may be granted by the Board to Eligible Persons. The Board or committee, as the case may be, has the authority, subject to the terms of the Option Plan, to: (i) determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (ii) interpret the Option Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Option Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iii) make all other determinations and to take all other actions in connection with the implementation and administration of the Option Plan as it may deem necessary or advisable. The board of director's guidelines, rules, regulations, interpretations and determinations are conclusive and binding upon all parties.

The Option Plan provides that, subject to any regulatory requirements, the exercise price for any Option granted under the Option Plan is based on the closing market price of the Common Shares on the market with the largest trading volume of the Common Shares on the last trading date preceding the date of the grant. If there is no trading on that date, the Share Option Price will be the average of the bid and ask on the date preceding the date of the grant. If there is no trading market for the Common Shares, the Board will in good faith determine the exercise price of an Option based on the fair market value of the Common Shares on the date of the grant. If the Option is to be granted on a pre-determined date in the future, the exercise price will be the weighted average trading price, rounding up to the nearest cent, of the Common Shares on the stock exchange or quotation system upon which any shares of the Corporation are then listed and posted or quoted for trading for the five trading dates preceding the date of the grant.

The maximum number of Common Shares issuable upon exercise of Options granted pursuant to the Option Plan shall be equal to the greater of (i) 4,000,000 Common Shares; and (ii) 12.5% of the number of issued and outstanding Common Shares from time to time. As a result, any increase in the issued and outstanding shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of Options will make new grants available under the Option Plan. The maximum number of Common Shares issuable upon exercise of Options granted pursuant to the Option Plan is exclusive of any grants of Restricted Shares and SARs pursuant to the Restricted Share Plan (as defined below) and SARs Plan.

As of September 30, 2007, the maximum number of Common Shares issuable upon exercise of Options was 6,405,135. Of that number, Options to purchase 5,706,507 Common Shares had been issued and are currently outstanding, leaving Options to purchase 698,628 Common Shares available for grant.

Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination. Unless the Board decides otherwise, Options granted under the Option Plan will vest over a 48 month period and may be exercised after they have vested until the end of the five year period. Any Option not exercised prior to the expiry date will become null and void.

If an optionholder (an "**Optionholder**") ceases to be an Eligible Person on a particular date (the "**Termination Date**") for any reason whatsoever other than death, each Option held by such holder or its permitted assigns, will cease to be exercisable 90 days after the Termination Date. If any portion of an Option has not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the holder or its permitted assigns. In the event that an Optionholder's employment, consultancy or directorship, as applicable, is terminated by JumpTV for cause (as defined in such Optionholder's employment or consulting agreement, as applicable), such Optionholder's Options, whether vested or otherwise, shall immediately terminate unless the Board determines otherwise. If an Optionholder dies, the legal representatives of the Optionholder may exercise the holder's Options within 120 days after the date of such Optionholder's death (but only to the extent the Options were by their terms exercisable on the date of death).

If there is a "Take-over Bid" or an "Issuer Bid" (other than a "Normal Course Issuer Bid") (as those terms are defined in the Option Plan) made for all or any of the issued and outstanding Common Shares, then the Board may, in its sole discretion, permit any or all unvested Options of any or all Optionholders outstanding under the Option Plan to become immediately exercisable (subject to any limitations that the Board may impose) in order to permit Common Shares issuable under such Options to be tendered to such bid. Unvested Options do not automatically vest in the event of a change of control (as defined in the Option Plan) unless otherwise agreed in an employment or consulting agreement between the Optionholder and JumpTV or unless an Optionholder's employment is terminated other than for cause, in connection with a change of control. However, the Board may, in its sole discretion, permit any or all unvested Options of any or all Optionholders outstanding under the Option Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of such a change of control.

Restricted Share Plan

JumpTV has established the Restricted Share Plan for employees and consultants of the Group ("**Eligible Participants**"). The purpose of the Restricted Share Plan is to encourage share ownership by Eligible Participants

through the issuance of Restricted Shares to Eligible Participants based on an assessment of the Eligible Participants' current and potential ability to contribute to the success of JumpTV. The Restricted Share Plan is administered by the Board, or if so authorized by the Board, by the Compensation Committee. Under the Restricted Share Plan, the Board may grant Restricted Shares to Eligible Participants. The Board or Compensation Committee, as the case may be, has the authority, subject to the terms of the Restricted Share Plan, to: (i) select those who are Eligible Participants; (ii) grant awards under the Restricted Share Plan; (iii) interpret the Restricted Share Plan; and (iv) establish the rules and regulations applying to the Restricted Share Plan and to make all other determinations it deems necessary or useful for the administration of the Restricted Share Plan.

The vesting of a Restricted Share award is determined by the Board or Compensation Committee, as the case may be, at the time of grant. Upon the vesting of a Restricted Share, JumpTV, at its discretion, may issue from treasury the number of Common Shares represented by such vested award, purchase the number of Common Shares represented by such vested award on the secondary market for delivery to the Restricted Share holder of such vested award or, unless the related award agreement provides otherwise, pay to the Restricted Share holder an amount in cash equal to the market value of the Common Shares represented thereby on the vesting date (where market value is determined in accordance with the Restricted Share Plan). The Corporation has determined that it will issue securities from treasury in all cases of vesting of Restricted Shares. A holder of Restricted Shares does not have any rights as a shareholder of JumpTV until such Restricted Share has vested in accordance with its terms and the underlying Common Share issued by JumpTV.

A maximum number of 1,000,000 Common Shares may be issued from JumpTV's treasury pursuant to grants of Restricted Shares over the life of the Restricted Share Plan. Currently all 1,000,000 Restricted Shares are in issue, 477,195 of which have vested as of September 30, 2007. In October of 2006, Willem Galle returned 75,000 Restricted Shares. Any of the Common Shares reserved for issuance pursuant to a Restricted Share award that has been cancelled, expired, forfeited or terminated without having been exercised in full or settled in cash or shares (either from treasury or purchased in the secondary market) will not be subsequently awarded under the terms of the Restricted Share Plan.

Restricted Share awards, whether or not subject to the attainment of performance objectives, expire immediately and are forfeited and are of no further force and effect on the date upon which the Restricted Share holder ceases to be an employee or consultant, as the case may be, of JumpTV for any reason, unless otherwise determined by the Board or Compensation Committee at or after the time of the grant. There is no automatic vesting of unvested Restricted Shares held by a Restricted Share holder in connection with a change of control (as defined in the Restricted Share Plan) unless otherwise agreed in an employment or consulting agreement. However, the Board or the Compensation Committee, as the case may be, shall have, in their sole discretion, the power to accelerate the time at which any or all Restricted Shares held by any or all Restricted Share holders may vest or the time during which any Restricted Shares granted will become fully vested including, without limitation, in connection with such a change of control. All unvested Restricted Shares held by a Restricted Share holder will vest immediately in the event that such holder's employment or consultancy is terminated at any time prior to the expiry date of such Restricted Shares by virtue of, or in connection with, such a change of control, except in the case of termination for cause of such holder's employment or consultancy (in which case the Restricted Shares will not vest).

Stock Appreciation Rights Plan

JumpTV has established the SARs Plan for senior officers and directors of JumpTV. The purpose of the Stock Appreciation Rights Plan is to motivate senior officers and directors of JumpTV to put forth their best efforts on behalf of JumpTV (and any affiliate or subsidiary) and to closely align the personal interests of such senior officers and directors with those of the shareholders.

The SARs Plan is administered by the Board, or if so authorized by the Board, by a committee of the Board. Under the SARs Plan, the Board may grant SARs awards to senior officers or directors of JumpTV. Subject to the provisions of the SARs Plan, the Board has the authority to: (i) determine and designate from time to time those persons to whom SARs are to be granted and the number of shares to be subject to such SARs; and (ii) determine the time or times when, and the manner in which, each SAR will be exercisable and the duration of the exercise period.

Each SARs grant specifies: (i) the period for which the SARs thereunder are exercisable, to a maximum term of five years from the date of grant; and (ii) the exercise price of such SARs, as determined by the Board at the time such SARs are granted, subject to a minimum of the market price of the shares (as determined in accordance with the SARs Plan). A holder of SARs may elect to be paid the "in the money value" of each SAR upon exercise thereof or may be issued that number of shares (which JumpTV may issue from treasury or purchase on the secondary market) equal to the aggregate "in the money value" of the SARs divided by the fair market value of one common share at the time of exercise. Alternatively, a holder of SARs may choose to pay the exercise price of the SARs and be issued shares from treasury.

The maximum number of shares which may be issued pursuant to the SARs Plan is the greater of 1,500,000 or 5% of the issued and outstanding Common Shares. The shares reserved for issuance upon the exercise of SARs that expire unexercised or are exercised by the SARs holder shall be available for subsequent grants of SARs under the Plan. At the Meeting, the shareholders will be asked to approve an increase in these limits as set out above.

Upon the death of a holder of SARs while a senior officer or director of JumpTV (or within 30 days of such senior officer or director's termination of employment), the holder's SARs will expire upon the earlier of 12 months from the date of death and five years from the date of grant. Upon the termination of an office or directorship due to disability of a holder of SARs, the holder's SARs will expire upon the earlier of six months from the date of termination and five years from the date of grant. Upon the termination of a holder of SARs' employment with JumpTV for a reason other than death or disability, the holder's SARs will expire upon the earlier of 90 days from the date of termination and five years from the date of grant (except if such termination is for cause, in which case, such holder's SARs will expire immediately upon notice of termination).

If there is a "Take-over Bid" or an "Issuer Bid" (other than a "Normal Course Issuer Bid") (as those terms are defined in the SARs Plan) made for all or any of the issued and outstanding shares, then the Board may, in its sole discretion, permit any or all unvested SARs of any or all holders of SARs outstanding under the Stock Appreciation Rights Plan to become immediately exercisable (subject to any limitations that the Board may impose) in order to permit shares issuable under such SARs to be tendered to such bid. Unvested SARs do not automatically vest in the event of a change of control (as defined in the SARs Plan) unless otherwise agreed in an employment or consulting agreement between the holder of SARs and JumpTV or unless the holder's employment or directorship is terminated due to a change of control (except in the case of termination for cause). However, the Board may, in its sole discretion, permit any or all unvested SARs of any or all holders of SARs outstanding under the SARs Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of such a change of control.

During the fiscal year ended December 31, 2006, JumpTV granted 1,000,000 SARs to the Chairman and Chief Executive Officer of JumpTV and 100,000 SARs to a member of the Board and 200,000 SARs to the former President and Chief Operating Officer of JumpTV. The closing market price of the Common Shares on December 29, 2006 was $6.39. Accordingly, JumpTV recognized compensation expense of $1,087,760 related to vested SARs granted under the SARs Plan. On May18, 2007, the Corporation granted an aggregate of 1,210,500 SARs with an exercise price of $6.26.

Warrants

JumpTV has issued warrants that are convertible into Common Shares of JumpTV as follows:

On September 2, 2005, JumpTV granted 100,000 warrants to one of its directors related to consulting services provided. The warrants have an exercise price of $1.80 and vest monthly over a 48-month period. The warrants expire on September 2, 2009. The weighted average fair value of the warrants was estimated to be $1.02 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.85%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $101,600 is being expensed over the period of service which is estimated to be four years. For the year ended December 31, 2006 and the nine months ended December 31, 2005, JumpTV expensed $25,400 and $13,222, respectively, which are included within stock-based compensation on the consolidated statements of operations.

In connection with JumpTV obtaining broadcast rights from a channel partner, JumpTV issued 100,000 warrants to purchase Common Shares of JumpTV. The warrants have an exercise price of $1.80 and vested immediately upon grant. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $1.03 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.49%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $102,670 is capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the fiscal year ended December 31, 2006 and the nine months ended December 31, 2005, JumpTV expensed $35,198 and $5,867, respectfully, which are included within direct broadcast operating costs on the consolidated statements of operations. JumpTV is obligated to pay the channel partner an additional $3.00 less the exercise price of $1.80 ($120,000 in total) upon the channel partner surrendering for any unexercised warrants at the end of the term of the contract, September 30, 2008. As at December 31, 2005, JumpTV accrued for the $120,000 within accrued license fees on the consolidated balance sheets and within direct broadcast operating costs on the consolidated statements of operations. JumpTV reversed this accrual within direct broadcast operating costs when the channel partner exercised all 100,000 warrants.

On May 31, 2006, as part of the HVMedia asset purchase, two key employees of HVMedia received 75,000 warrants which are exercisable to acquire Common Shares at an exercise price per warrant equal to the $4.97 per warrant.

On May 31, 2006, JumpTV issued 30,000 warrants to members of the Advisory Board of JumpTV at an average exercise price of $6.00 per warrant. Each warrant is exercisable into one common share of JumpTV, vests over four years and expires after five years.

On June 5, 2006, JumpTV amended the terms of this channel partner agreement such that JumpTV was required to complete an IPO by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006. In consideration of this amendment, JumpTV issued to the channel partner 7,500 warrants with an expiry of five years from the date of issuance at an exercise price of $6.00 per warrant. The warrants remain outstanding.

On June 7, 2006, JumpTV issued 40,000 warrants to each member of the Advisory Board of JumpTV at an average exercise price of $5.25 per warrant. Each warrant is exercisable into one common share of JumpTV, vests over four years and expires after five years.

On August 10, 2006, JumpTV issued 663,674 compensation warrants to their underwriters as at an exercise price of $4.93 per warrant. Each warrant is exercisable into one common share of JumpTV and expires within two years. The fair value of these warrants in the amount of $1,394,313 has been capitalized to share capital as a share issue cost.

On November 30, 2006, in connection with JumpTV obtaining broadcast rights from a channel partner, JumpTV issued 100,000 warrants to purchase Common Shares of JumpTV. The warrants have an exercise price of $6.23 which were 6/48th vested on November 30, 2006 and vest 1/48 per month subsequently. The warrants expire 5 years from the date of the grant. The weighted average fair value of the warrants was estimated to be $3.62 using Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.45%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $361,530 is capitalized and will be amortized to direct broadcast operating costs over the 48-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, JumpTV expensed $75,721 and nil, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

The total stock compensation expense related to warrants expensed during the fiscal year ended December 31, 2006 and the nine month period ended December 31, 2005 was $146,776 and $13,222, respectively.

On August 3, 2007 issued 50,000 warrants to Sony Electronics at an exercise price that has not been determined but will be not less than the price prescribed under applicable TSX rules.

On August 10, 2007, the Corporation issued 100,000 warrants to the President and CEO of CyclingTV at an exercise price of US$3.86. Each warrant is exercisable into one Common Share, vests over four years and expires after five years.

On August 21, 2007, the Corporation issued 500,000 warrants to the President and CEO of Holdco at an exercise price of US$3.86. Each warrant is exercisable into one Common Share, vests over four years and expires after five years from the date of issuance.

On August 31, 2007, the Corporation issued an aggregate of 1,174,000 Retention Warrants to employees of the Network Business of XOS and to the CyclingTV employees at an exercise price of US$3.86 per share. Each Retention Warrant is exercisable into one Common Share, vests over four years and expires after five years. The Retention Warrant Plan pursuant to which the XOS Warrants will be issued is subject to final approval of the TSX and shareholder approval at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

Purpose	To the Corporation or its Subsidiaries	To Another Entity
Expense Reimbursement Advance	US$78,265.83	Nil

Except as set forth below, no directors, officers or employees or former directors, officers or employees of JumpTV were indebted to JumpTV as of September 1, 2007 other than in respect of routine and incidental indebtedness of a non-material nature.

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During the Year Ending December 31, 2006($)	Amount Outstanding as at September, 2007	Financially Assisted Securities Purchases During the Year Ending December 31, 2006 ($)	Security for Indebtedness	Amount Forgiven During the Year Ending December 31, 2006 ($)
Kaleil Isaza Tuzman, President & COO	Lender	Nil	US$78,265.83(1)	Nil	Nil	Nil

Notes:

(1) The indebtedness is as a result of advances of expense reimbursement. Pursuant to a separation agreement dated October 14, 2007, Mr. Isaza Tuzman will not be required to repay this amount.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of JumpTV or any associate or affiliate of any informed person or posed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of JumpTV's most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect JumpTV, except as disclosed below or elsewhere herein.

Pursuant to an agreement between JumpTV, Farrell Miller and G. Scott Paterson, effective as of January 24, 2006, Mr. Miller agreed to grant to Mr. Paterson, or persons substituted for Mr. Paterson, an irrevocable right to purchase from Mr. Miller: (i) 1,174,460 Common Shares; (ii) 1,260,000 vested Options; and (iii) 300,000 non-vested Options that were subject to acceleration. The Board approved the transaction and the acceleration of the Options on January 23, 2006. All of such Common Shares and vested and non-vested Options were subsequently

sold by Mr. Miller to such substituted persons. As part of this transaction, 300,000 of Mr. Miller's unvested Options were cancelled.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of JumpTV knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to JumpTV is available on SEDAR at www.sedar.com. Copies of JumpTV's audited comparative financial statements and accompanying Management's Discussion and Analysis ("MD&A") for the fiscal year ended December 31, 2006 and unaudited comparative financial statements and accompanying MD&A for the interim period ended June 30, 2007 are available on SEDAR or shareholders may request copies to be sent to them without charge by contacting the Chief Financial Officer of JumpTV at (416) 593-5888.

DIRECTORS' APPROVAL

The contents and the sending of the Notice of Meeting and this Circular to each shareholder of JumpTV entitled thereto, each director of JumpTV, the auditors of JumpTV and, where required, all applicable securities regulatory authorities have been approved by the Board of JumpTV.

DATED at Toronto, Ontario, this 30th day of September, 2007.

ON BEHALF OF THE BOARD

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

SCHEDULE "A"

RETENTION WARRANTS PLAN

JUMPTV INC.

ARTICLE 1
PURPOSE AND INTERPRETATION

1.1 Purpose

The purpose of this Retention Warrants Plan (the "Plan") is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive; (ii) encouraging share ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or a related entity; and (v) attracting new employees, officers, directors and consultants to the Corporation or a related entity.

1.2 Administration

(a) This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 2 Directors. If a committee is appointed for this purpose, all references to the term "Board" will be deemed to be references to the committee.

(b) Subject to the limitations of this Plan, the Board has the authority: (i) to issue Retention Warrants to purchase Common Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such issuances; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board's guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3 Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

(a) "Blackout Expiry Date" has the meaning set forth in subclause 2.2(a);

(b) "Blackout Period" means the period of time when, pursuant to any self-imposed policies of the Corporation applicable to a Retention Warrant holder, the Retention Warrant holder is prohibited from trading in the Corporation's securities;

(c) "Board" means the board of directors of the Corporation or a committee thereof appointed in accordance with this Plan;

(d) "Consultant" has the meaning prescribed by National Instrument 45-106 *Prospectus and Registration Exemptions* (or a successor instrument) and, for greater certainty means, for an issuer, a person other than an employee, executive officer, or director of the issuer or of a related entity of the issuer, that:

(i) is engaged to provide services to the issuer or a related entity of the issuer, other than services provided in relation to a distribution,

(ii) provides the services under a written contract with the issuer or a related entity of the issuer, and

(iii) spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the issuer,

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

(e) "Corporation" means JumpTV Inc.;

(f) "Eligible Person" means, subject to the Regulations and to all applicable law,

(i) any employee, officer, director or consultant of (i) the Corporation or (ii) any related entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any related entity) designated as an Eligible Person by the Board; and

(ii) at any time from and after the completion of an initial public offering of the Shares, a Family Trust, Personal Holding Corporation or Retirement Trust;

(g) "Exercise Price" means the price at which Shares subject to this Plan can be purchased as determined by the Board in accordance with the Plan

(h) "Family Trust" means a trust, of which at least one of the trustees is an Eligible Person and the beneficiaries of which are one or more of the Eligible Person and the spouse, minor children and minor grandchildren of the Eligible Person;

(i) "Holding entity" means a person that is controlled by an individual;

(j) "Insider" means:

(i) an insider as defined in the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii) an associate, as defined in the *Securities Act* (Ontario), of any person who is an Insider by virtue of (i) above;

(k) "Participant" means an Eligible Person to whom or to whose RRSP a Retention Warrant has been granted;

(l) "Permitted Assign" means, for a Participant,

(i) a trustee, custodian or administrator acting on behalf of, or for the benefit of the person,

(ii) a holding entity of the person,

(iii) an RRSP or a RRIF of the person,

(iv) a spouse of the person,

(v) a trustee, custodian or administrator acting on behalf of, or for the benefit of the spouse of the person,

(vi) a holding entity of the spouse of the person, or

(vii) an RRSP or a RRIF of the spouse of the person;

(m) "Personal Holding Corporation" means a corporation that is controlled by an Eligible Person and the shares of which are beneficially owned by the Eligible Person and the spouse, minor children and minor grandchildren of the Eligible Person;

(n) "Retention Warrant" means a warrant issued by the Corporation pursuant to this Plan to purchase Shares;

(o) "Plan" means this incentive compensation plan providing for the issuance of Retention Warrants to purchase shares, as amended from time to time;

(p) "Regulations" means the regulations made pursuant to this Plan, as same may be amended from time to time;

(q) "Related entity" means any person or company that controls or is controlled by the Corporation or that is controlled by the same person or company that controls the Corporation;

(r) "Retirement Trust" means a trust governed by a registered retirement savings plan or a registered retirement income fund established by and for the benefit of an Eligible Person;

(s) "RRSP" means a registered retirement savings plan as defined in the *Income Tax Act* (Canada);

(t) "RRIF" means a registered retirement income fund as defined in the *Income Tax Act* (Canada);

(u) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, restricted share plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(v) "Shares" means the common shares of the Corporation or such other class of voting shares of the Corporation for which the common shares may hereafter be converted or exchanged;

(w) "Subsidiary" means any corporation that is a subsidiary of the Corporation as defined in the *Securities Act* (Ontario);

(x) "Termination Date" means the date on which a Participant ceases to be an Eligible Person;

(y) "Transfer" includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing;

(z) "Trustee" means a person appointed by the Board to act in the capacity of trustee for the benefit of the Plan;

(aa) "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(bb) "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(cc) "Year" means a fiscal year of the Corporation, as determined from time to time by the Board.

Time shall be of the essence with respect to this Plan.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4 Numbers

The maximum number of Shares available for issuance pursuant to the exercise of Retention Warrants issued pursuant to the Plan shall be limited to 2,500,000. For greater certainty, the maximums set out herein shall be exclusive of all issuances of warrants made prior to the coming into effect of this Plan (other than those common share purchase warrants issued by the Corporation pursuant to its acquisition of the Broadband Network Business of XOS Technologies, Inc. or issued pursuant to its acquisition of Cycling Television Limited) as well as any warrants, options, or rights granted under any other security-based incentive compensation plans of the Corporation and such warrants, options or rights, as the case may be, shall not be subject to the terms of this Plan. No Insiders may be granted Retention Warrants or are otherwise entitled to a benefit under this Plan.

1.5. Lapsed Retention Warrants

In the event that Retention Warrants issued under this Plan are surrendered in accordance with the provisions of this Plan, terminate or expire without being exercised in whole or in part, the Shares

reserved for issuance but not purchased under such lapsed Retention Warrants shall be available for subsequent Retention Warrants to be issued under Plan.

ARTICLE 2
RETENTION WARRANTS PLAN

2.1 Issuance

(a) Subject to the terms of this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of a Retention Warrant, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Retention Warrant, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Shares acquired upon exercise of a Retention Warrant may be forfeited. An Eligible Person and the Eligible Person's RRSP or RRIF may be issued Retention Warrants on more than one occasion under this Plan.

(b) The effective date of any issuance of Retention Warrants pursuant to this Plan shall be the date on which the Board approves such issuance, whether at a meeting of the Board or by written resolution.

(c) Subject to the Regulations, the aggregate number of securities available for issuance under the Plan to any one Eligible Person and an RRSP or an RRIF of which that person is an annuitant, will be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis).

2.2. Exercise of Retention Warrants

(a) Retention Warrants issued must be exercised no later than 5 years after the date of the issuance or such lesser period as the applicable issuance, the Regulations or the provisions of this Plan may require (the "Expiry Date"); provided, however, in the event that a Retention Warrant is scheduled to expire or terminate during or within 10 business days following a Blackout Period, the Expiry Date shall be the date that is the tenth business day following the date of expiry of the Blackout Period (the "Blackout Expiry Date"). If a new Blackout Period is imposed prior to the Blackout Expiry Date, the Blackout Expiry Date shall be the date that is the tenth business day following the date of expiry of the new Blackout Period.

(b) The Board may determine when any Retention Warrant will become exercisable and may determine that the Retention Warrant will be exercisable in instalments.

(c) No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d) Not less than 100 Shares may be purchased at any one time except where the remainder totals less than 100.

2.3. Exercise Price of Retention Warrants

Subject to the applicable rules of any stock exchange or quotation system on which the Shares may be listed from time to time, the Board will establish the Exercise Price of a Retention Warrant at the time

each Retention Warrant is granted on the basis of the closing market price of the Shares on the market with the largest trading volume of the Shares on the last trading date preceding the date of the issuance. If there is no trading on that date, the Exercise Price of a Retention Warrant will be the average of the bid and ask on the date preceding the date of the issuance. If there is no trading market for the Shares, the Board will in good faith determine the Exercise Price of a Retention Warrant based on the fair market value of the Shares on the date of the issuance. If the Retention Warrant is to be issued on a pre-determined date in the future, the Exercise Price of a Retention Warrant will be the weighted average trading price, rounding up to the nearest cent, of the Shares on the stock exchange or quotation system upon which any shares of the Corporation are then listed and posted or quoted for trading for the five trading dates preceding the date of the issuance.

2.4. Issuance to Participant's RRSP or RRIF

Upon written notice from the Participant, any Retention Warrant that might otherwise be issued to that Participant will be issued, in whole or in part, to an RRSP or an RRIF established by and for the sole benefit of the Participant. The determination of whether and the extent to which a Participant is entitled by applicable tax law to contribute Retention Warrants to the Participant's RRSP or RRIF shall be the responsibility of the Participant.

2.5. Termination, Retirement, Death or Departure

(a) Subject to subsection (c), if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Retention Warrant held by the Participant, the Participant's Permitted Assigns, or the Participant's RRSP or RRIF will cease to be exercisable 90 days after the Termination Date. If any portion of a Retention Warrant has not vested by the Termination Date, that portion of the Retention Warrant may not under any circumstances be exercised by the Participant, the Participant's Permitted Assigns or the Participant's RRSP or RRIF. This subsection (a) will apply regardless whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Retention Warrant to vest in the Participant, the Participant's Permitted Assigns or the Participant's RRSP or RRIF.

(b) If a Participant dies, the legal representatives of the Participant may exercise the Participant's Retention Warrants, the Participant's Permitted Assign's Retention Warrants and the participant's RRSP Retention Warrants or RRIF Retention Warrants within 120 days after the date of the participant's death but only to the extent the Retention Warrants were by their terms exercisable on the date of death.

(c) In the event that a Participant's employment, consultancy or directorship, as applicable, is terminated by the Corporation for cause (as defined in such Participant's employment or consulting agreement, as applicable), such Participant's Retention Warrants and its Permitted Assign's Retention Warrants, whether vested or otherwise, shall immediately terminate. Notwithstanding the foregoing or anything to the contrary herein, the Board shall have discretion to permit such Participant and its Permitted Assigns to exercise the vested portion of such Participant's Retention Warrants (as of the termination date). The Board shall have a period of 30 days to exercise its discretion to permit the exercise of such Participant's Retention Warrants and in the event of such exercise of discretion, the Retention Warrants shall be deemed not to have been terminated as of the termination date of the Participant's employment, consultancy or directorship, as applicable.

2.6. Retention Warrant Agreements

Each Retention Warrant must be confirmed, and will be governed, by an agreement (a "Retention Warrant Agreement") substantially in the form of Schedule "A" attached hereto (as the same may be amended from time to time by the Regulations) and signed by the Corporation.

2.7. Payment of Retention Warrant Price

Subject to section 2.9, the exercise price of each Share purchased pursuant to the exercise of a Retention Warrant must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Retention Warrant is exercised will be duly issued as fully paid and non-assessable.

2.8. Cashless Exercise

If the Shares are listed and posted for trading on a stock exchange or market, a Participant may elect "cashless" exercise in a notice of exercise if the Shares issuable on exercise are to be immediately sold. In such case, the Participant will not be required to deliver to the Corporation the certified cheque or bank draft referred to in section 2.7. Instead the following procedure will be followed, as detailed in a Cashless Exercise Instruction Form to be provided by the Corporation and completed by the Participant:

(a) the Participant will instruct a broker selected by the Participant to sell through the exchange or market on which the Shares are listed or quoted the Shares issuable on exercise of a Retention Warrant, as soon as possible and the then applicable bid price of the Shares;

(b) on the settlement date for the trade, the Corporation will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Shares issued on exercise of the Retention Warrant, against payment by the broker to the Corporation of the exercise price for such Shares; and

(c) the broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

2.9. Withholding

If the Corporation in its discretion determines that the satisfaction of taxes, including withholding tax, or other withholding liabilities is necessary or desirable in respect of the exercise of any Retention Warrant, the exercise of the Retention Warrant is not effective unless such taxes have been paid or withholdings made to the satisfaction of the Corporation. At its discretion, the Corporation may require a Participant to pay to the Corporation, in addition to the exercise price for the number of Shares in respect of which the Retention Warrant is exercised, any amount as the Corporation is obliged to remit to the relevant taxing authority in respect to the exercise of the Retention Warrant. Any such additional payment is due no later than the date on which any amount with respect to the Retention Warrant exercised is required to be included in the gross income of the Participant for tax purposes. If the Corporation does not withhold any amount from the exercise of the Retention Warrant sufficient to satisfy the withholding obligation of the Corporation, such Participant agrees it will make reimbursement on demand, in cash, for the amount withheld.

ARTICLE 3

GENERAL

3.1 Right to Exercise Retention Warrants in connection with a Proposed Transaction

(a) If there is a Take-over Bid or Issuer Bid (other than a "Normal Course" Issuer Bid) made for all or any of the issued and outstanding Shares, then the Board may, in its sole discretion, by resolution permit any or all unvested Retention Warrants outstanding under the Plan to become immediately exercisable (subject to any limitations the Board of Directors may impose) in order to permit Shares issuable under such Retention Warrants to be tendered to such bid.

(b) There shall be no automatic vesting of unvested Retention Warrants in the event of a Change of Control (as defined below) unless otherwise agreed in a Participant's employment or consulting agreement; however, the Board may, in its sole discretion, by resolution permit any or all unvested Retention Warrants of any or all Participants outstanding under the Plan to become immediately exercisable (subject to any limitations the Board may impose) in the event of a Change of Control. For the purposes of this provision, a "Change of Control" will be deemed to have occurred when:

(i) a person (which includes a partnership or corporation) acting alone or jointly or in concert with others, acquires beneficial ownership of voting securities of the Corporation which, together with voting securities of the Corporation already owned by such person or persons, constitutes in the aggregate 50% or more of the outstanding voting securities of the Corporation (for greater certainty, an initial public offering of the Corporation's Shares will not constitute a Change of Control). A person who is principally engaged in the business of managing investment funds for unaffiliated securities investors and, as a part of such person's duties for fully managed accounts, holds or exercises voting power over voting securities of the Corporation, will not, solely by reason thereof, be considered to be a beneficial owner of such voting securities;

(ii) the Corporation agrees to amalgamate, consolidate or merge with another body corporate;

(iii) any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding up of the Corporation; or

(iv) the Corporation decides to sell, lease, or otherwise dispose of all, or substantially all, of its assets,

All unvested Retention Warrants held by an Eligible Person shall vest immediately in the event that such Eligible Participant's employment or consultancy is terminated at any time prior to the expiry date of such Retention Warrants by virtue of, or in connection with, a Change of Control, except in the case of termination for cause of such Eligible Participant's employment or consultancy (in which case such Retention Warrants shall not vest).

3.2 Prohibition on Transfer of Retention Warrants

Retention Warrants are personal to each Eligible Person and its Permitted Assigns. No Eligible Person may deal with any Retention Warrants or any interest in them or Transfer any Retention Warrants now or hereafter held by the Eligible Person except in accordance with the Plan. A purported Transfer of any Retention Warrants in violation of the Plan will not be valid and the Corporation shall not issue any Share upon the attempted exercise of improperly Transferred Retention Warrants.

3.3 Prohibition on Transfer of Shares

No Participant will, upon exercise of a Retention Warrant, deal with any Share or any interest in it or Transfer any Share now or hereafter held by the Participant, the Participant's Permitted Assigns or the Participant's RRSP or RRIF except in accordance with the Articles of the Corporation.

3.4 Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make an appropriate substitution or adjustment in (i) the exercise price of any unexercised Retention Warrants under the Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the purchase price of those shares subject to unexercised Retention Warrants theretofore granted under the Plan, and in the exercise price of those unexercised Retention Warrants; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional Shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants and their RRSPs or their RRIFs as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

3.5 Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.6 Amendment and Termination

(a) The Board shall have the power and authority, without notice or shareholder approval, at any time and from time to time, to suspend or terminate the Plan or any Retention Warrant Agreement and to establish the rules and regulations relating to the Plan and to make all determinations necessary or advisable for administration of the Plan. Without limiting the foregoing, the Board shall have the authority to amend the Plan as follows without seeking shareholder approval:

(i) other than for Retention Warrants held by Insiders, a reduction in the Exercise Price of the Retention Warrants with respect to any Retention Warrant other than where such reduction would result in the Exercise Price of the Retention Warrants being lower than the price determined for such Retention Warrant pursuant to section 2.3 hereof at the time such Retention Warrant was issued;

(ii) an increase of the limits on the total number of Shares reserved for issuance under the Plan to any one Eligible Person and to an RRSP or an RRIF of which that Eligible Person is an annuitant under section 2.1;

(iii) an extension of the term of Retention Warrants beyond the Expiry Date, other than for Retention Warrants held by Insiders;

(iv) an expansion of the scope of persons eligible to participate in the Plan;

(v) an amendment to the transferability or assignability of a Retention Warrant including for estate settlement purposes;

(vi) the addition of awards, other than Retention Warrants, to be made under the Plan;

(vii) changing the terms of a Retention Warrant including, without limitation, any vesting provisions (other than certain terms for Retention Warrants held by Insiders, as set out in section 3.6(c) below);

(viii) as may be necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

(ix) to correct or rectify any ambiguity, defective provision, error or omission in the Plan or a Retention Warrant Agreement;

(x) to change the provisions relating to the administration of the Plan;

(xi) to make capital adjustments to the Exercise Price of the Retention Warrants as provided in section 3.4. hereof; and

(xii) to make any other amendment to the Plan or Retention Warrant Agreement that does not require Shareholder approval by virtue of the provisions of the Plan, applicable laws or relevant regulatory or stock exchange requirements.

(b) No such amendment, suspension or termination of the Plan or any Retention Warrant Agreement as set out in subsection 3.6(a) above shall be made to the extent that such action would adversely affect the existing rights of any Retention Warrant holder under any Retention Warrant Agreement, without the consent of the Retention Warrant holder.

(c) Any amendment of the Plan or any Retention Warrant Agreement in respect of the following shall become effective only upon shareholder approval thereof, such approval to be obtained in accordance with applicable regulatory requirements:

(ii) an increase in the maximum number of Shares issuable under the Plan;

(iii) a reduction in the Exercise Price of the Retention Warrants with respect to any Retention Warrant held by an Insider (other than as may result from general anti-dilution provisions pursuant to section 3.4) or the cancellation of Retention Warrants held by an Insider for the purpose of reissuing them to the Insider Retention Warrant holder at a lower Exercise Price of the Retention Warrants; and

(iv) the extension of the original Expiry Date of Retention Warrants held by an Insider, other than in accordance with section 2.2(a) hereof.

(d) If this Plan is terminated pursuant to section 3.6(a) hereof or otherwise, the provisions of this Plan and any administrative guidelines, and other rules and Regulations adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Retention Warrants under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Retention Warrants it would be entitled to make if the Plan were still in effect.

(e) Where shareholder approval of an amendment is required pursuant to section 3.6(c) above, such shareholder approval may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Retention Warrants may be exercised pursuant to the amended terms prior thereto.

3.7 Compliance with Legislation

(a) The Board may postpone or adjust any exercise of any Retention Warrants or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

(b) Without limiting the generality of Section 3.7(a), with regard to Participants who are residents of the United States, the Board may administer this Plan in accordance with Rule 701 or Rule 506 of Regulation D under the U.S. Securities Act or otherwise in accordance with the advice of counsel, and in accordance with applicable state securities laws. Each certificate representing Shares acquired in accordance with this Section 3.7(b) shall bear one or more legends making appropriate reference to the restrictions imposed under applicable securities laws with regard to such Shares.

3.8 Effective Date

This Plan will become effective immediately upon approval of the Board, subject to any required regulatory and shareholder approval.

3.9 Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a) the name and address of each Participant in the Plan; and

(b) the number of Retention Warrants issued to a Participant and the number of Retention Warrants outstanding.

RETENTION WARRANTS PLAN
REGULATIONS

1. In these Regulations, words defined in this Plan and not otherwise defined herein will have the same meaning as set forth in this Plan.

2. A Participant will cease to be an Eligible Person on the earliest to occur of:

   (a) the date of the Participant's termination, retirement or cessation of employment with or engagement by the Corporation or any of its related entities;

   (b) the date of the Participant's death; and

   (c) the date on which the Participant otherwise fails to meet the criteria set forth under the definition of an Eligible Person.

3. If the legal representative of a Participant who has died exercises the Retention Warrant of the Participant or the Participant's RRSP or RRIF in accordance with the terms of the Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the legal representative that the legal representative is entitled to purchase the Shares under this Plan.

Schedule "A" to Retention Warrants Plan

PERSONAL AND CONFIDENTIAL

•, 200

«Name and Address of Retention Warrant holder»

Dear **«FirstName»,**

The Retention Warrants Plan (the "Plan") governing the issuance of retention warrants ("Retention Warrants") to purchase common shares ("Shares") of JumpTV Inc. (the "Corporation") permits the board of directors (the "Board") of the Corporation to issue Retention Warrants to officers, employees and certain others whose contributions to the Corporation are significant. In recognition of your future and continuing contribution to the Corporation and in order to permit you to share in enhanced value that you will help to create, the Board is pleased to issue you, as of **«DateofIssue»** Retention Warrants to purchase Shares of the Corporation. This agreement (the "Agreement") is granted on the basis set out in this letter, and is subject to the Plan. This Agreement and the Plan are referred to collectively as the "Documents". All capitalized terms not otherwise defined are to bear the meaning attributed to them in the Plan, a copy of which is attached hereto as Schedule "A".

The total number of Shares that you may purchase pursuant to this Agreement is: **«Amount»**

The price you must pay for each Share to be acquired on the exercise of the Retention Warrants is: **«Price»**

Your Retention Warrants will vest and are exercisable in the following manner:

Vesting Date	Percentage of Retention Warrants Exercisable On or After Vesting Date	Expiry Date
•	•	•

Subject to earlier expiration in accordance with the Documents, your rights to purchase Shares pursuant to this Retention Warrant will expire at 5:00 p.m. on **«ExpiryDate»** (unless such expiration falls within a Blackout Period, in which case the your rights to purchase Shares will expire on the Blackout Expiry Date).

The Retention Warrants may be exercised in whole or in part in respect of vested Retention Warrants at any time prior to expiry of the relevant Retention Warrants. The Retention Warrants may not be exercised in amounts less than 100 Shares in the case of any one exercise unless that exercise would entirely exhaust the Retention Warrants.

You may exercise your vested Retention Warrants at any time before the Expiry Date, or the Blackout Expiry Date, as the case may be, by delivering to the Corporation a completed exercise notice (similar to the attached Schedule "B") together with cash or a certified cheque payable to "JumpTV Inc." in the amount of the total Exercise Price Per Retention Warrant of the number of Shares being purchased. No fractional Shares will be issued upon exercise of Retention Warrants, and the Corporation will satisfy such fractional interest by paying a cash adjustment in an amount equal to the same fraction of the exercise price.

All decisions made by the Board with regard to any questions arising in connection with the Documents, whether of interpretation or otherwise, will be binding and conclusive on all parties.

This Agreement is personal and may not be sold, pledged, transferred or encumbered in any way. There are restrictions on the transfer of Shares issued to you pursuant to the Plan. As well, restrictions apply in connection with cessation of engagement. Complete details of these restrictions are set out in the Plan.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

Please acknowledge your acceptance of this Agreement by signing where indicated below on the enclosed copy of this letter and returning the signed copy to the Corporation, attention Human Resources. By signing and delivering this copy, you are agreeing to be bound by all terms of the Documents.

Yours truly,

JumpTV Inc.

Per:

____
Authorized Signing Officer

I have read and agree to be bound by this letter.

Signature: ______________________________

Date: ______________________________

Witness: ______________________________

Witness Name:
(Printed) ______________________________

Schedule B to Retention Warrants Plan

RETENTION WARRANT EXERCISE NOTICE

To: JumpTV Inc. (the "Corporation")

The undersigned hereby irrevocably elects to exercise Retention Warrants for the number of common shares in the capital of the Corporation as set forth below:

(a) number of common shares to be acquired: ____________

(b) Retention Warrant exercise price per common share: $__________

(c) total purchase price [(a) time (b)]: $__________

and hereby tenders to the Corporation cash / a certified cheque *(circle one)* for the total purchase price for the common shares, and directs the Corporation to register the common shares, and issue a certificate therefor, as set forth below:

____
(Name of Registered Holder – please print)

____
(Address of Registered Holder – please print)

____

DATED this ________ day of ________________, ________.

WITNESS:

____
(Signature of Witness)

____
(Signature of Retention Warrant Holder)

____
(Name of Retention Warrant Holder – please print)

SCHEDULE "B"

DIRECTORS' COMPENSATION PLAN
JUMPTV INC.

ARTICLE 1
PURPOSE AND INTERPRETATION

1. Plan

This compensation plan (the "Plan") supersedes any and all prior plans relating to the issuance of Common Shares to Directors by JumpTV.

1.1 Purpose

The purpose of this Plan is to advance the interests of JumpTV by (i) encouraging its Directors to acquire Common Shares, thereby, increasing the proprietary interests of such persons in JumpTV and aligning the interests of such persons with the interests of JumpTV's shareholders generally; and (ii) preserving JumpTV's cash for other corporate purposes.

1.2 Administration

(a) This Plan will be administered by the Board or a Committee of the Board duly appointed for this purpose by the Board and consisting of not less than 2 Directors. If a Committee is appointed for this purpose, all references to the term "Board" will be deemed to be references to the Committee.

(b) Subject to the limitations of this Plan, the Board has the authority: (i) to grant Common Shares to Directors under the Plan; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3 Interpretation

For the purposes herein, the following terms have the meanings ascribed thereto as follows:

a) **"Board of Directors"** or **"Board"** means the board of directors of JumpTV;

b) **"Chairman"** means the Chairman of a committee of JumpTV;

c) **"Committee"** means a committee of the Board of JumpTV;

d) **"Common Shares"** means the common share in the share capital of JumpTV;

e) **"Director"** means a person who is elected or appointed as a director of JumpTV from time to time;

f) **"Insider"** means:

a. an insider as defined in the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

b. an associate, as defined in the *Securities Act* (Ontario), of any person who is an Insider by virtue of (i) above;

g) **"JumpTV"** means JumpTV Inc.;

h) **"Management Director"** means a Management Director of JumpTV;

i) **"Non-Management Director"** means a Director who is not otherwise an officer, employee or consultant of JumpTV;

j) **"Options"** means an option to purchase securities of JumpTV issued by JumpTV from treasury; and

k) **"Plan"** means this incentive compensation plan.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4 Numbers

The maximum number of Common Shares available to be issued by JumpTV to Non-Management Directors under the Plan is 500,000.

ARTICLE 2
DIRECTORS PLAN

2.1 Directors' Remuneration

The Compensation Committee has approved remuneration for each Non-Management Director whereby Non-Management Directors are paid an annual retainer of US$10,000 and a fee of US$500 per Board meeting and Committee meeting attendance. Each Committee Chairman will receive an additional annual fee of US$5,000 for acting in such capacity. Each Non-Management Director has been granted Options to purchase Common Shares, with such Options vesting at a rate of 1/48th per month. Non-Management Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings. Management Directors of JumpTV are not currently entitled to any compens~~ation for~~ attending meetings of the Board or Committees.

2.2 Issuance of Common Shares

The Non-Management Directors of JumpTV shall receive at least 50% of their annual retainers and Board and Committee meeting fees by way of issuance of Common Shares and may elect to receive up to 100% of their retainers and fees in Common Shares in lieu of cash compensation.

2.3 Calculation for Shares

Every year, in the months of June and December, and by no later than the 15th day of June and December, as the case may be, JumpTV will send a notice (the "**Notice**") to each Non-Management Director, that will solicit from such Director the amount of such Director's cash compensation it wishes to receive in Common Shares, as more particularly described and set forth below:

a) each June and December, a Non-Management Director will receive at least US$2,500 of the Non-Management Director's annual base compensation and 50% of all accrued Board and Committee meeting fees in Common Shares in full satisfaction of such amounts owing. A Non-Management Director may elect to receive additional Common Shares in lieu of cash compensation owing by JumpTV to the Non-Management Director at that time and will be required to advise JumpTV of the Non-Management Director's election to receive additional Common Shares by no later than 5 business days after receipt of the Notice; and

b) each June and December, a Committee Chairman will receive at least US$3,750 of the Chairman's annual base compensation and 50% of all accrued board meeting fees in Common Shares in full satisfaction of such amounts owing. A Committee Chairman may elect to receive additional Common Shares in lieu of cash compensation owing by JumpTV to the Committee Chairman at that time and will be required to advise JumpTV of the Committee Chairman's election to receive additional Common Shares by no later than 5 business days after receipt of the Notice.

The number of Common Shares to be issued to each Non-Management Director will be determined by dividing the dollar value of the retainers and fees to be paid in Common Shares by the closing price of the Common Shares on the payment date.

ARTICLE 3
GENERAL

3.1 Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Director of JumpTV, subject to any required regulatory or shareholder approval.

3.2 Cessation of Entitlement under the Plan

Upon ceasing to become a Director, a Director will no longer be eligible to receive Common Shares under this Plan and any amounts owing to such Director shall be paid in cash.

3.3 Amendment and Termination

The Board shall have the power and authority, without notice or shareholder approval, at any time and from time to time, to suspend or terminate the Plan and to establish the rules and regulations relating to the Plan and to make all determinations necessary or advisable for administration of the Plan. Without limiting the foregoing, the Board shall have the authority to amend the Plan as follows without seeking shareholder approval:

(i) an expansion of the scope of persons eligible to participate in the Plan;

(ii) an amendment to the transferability or assignability of a Common Share including for estate settlement purposes;

(iii) the addition of payments, other than by issuance of Common Shares, to be made under this Plan;

(iv) amendments as may be necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

(v) an amendment to correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(vi) an amendment to change the provisions relating to the administration of the Plan; and

(vii) to make any other amendment to the Plan that does not require Shareholder approval by virtue of the provisions of the Plan, applicable laws or relevant regulatory or stock exchange requirements.

3.4 Compliance with Legislation; Governing Law

The obligation of JumpTV to issue and deliver Common Shares in accordance with this Directors' Plan is subject to applicable securities law, stock exchange or market on which the Common Shares trade, any trading black-out periods prescribed by JumpTV and the receipt of any approvals that may be required from any regulator or market having jurisdiction over the securities of JumpTV. If Common Shares cannot be issued by JumpTV hereunder for any reason whatsoever, the obligation of JumpTV to issue such Common Shares shall be suspended until such time as it is practicable for JumpTV to issue such Common Shares. The Directors' Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

3.5 Effective Date

This Plan will become effective immediately upon approval of the Board, subject to any required regulatory and shareholder approval.

3.6 Record Keeping

JumpTV shall maintain a register in which shall be recorded:

(a) the name and address of each Non-Management Director in this Plan; and

(b) the number of Common Shares issued to all Non-Management Directors in this Plan.

SCHEDULE "C"

RE-PRICING OF OPTIONS/SARS OF INSIDERS OF JUMPTV

Previous Grant						New Terms		
Name	Options/ SARS	Vesting Begins	Number	Current Exercise Price*	Exercisable @ Sep 30/07	25% cancelled	25% ranging from Exercise Price of $6.00 to $6.26	50% at $3.00 Exercise Price
Banks, Jordan	SARS	18-May-07	100,000	$6.26	8,333	25,000	25,000	50,000
Reid, Jason	SARS	1-Feb-07	160,000	$6.26	26,667	40,000	40,000	80,000
Slaight, Gary	SARS	18-May-07	100,000	$6.26	8,333	25,000	25,000	50,000
Marvis, Curt	OPTIONS	7-Jun-06	10,000	$6.00	3,750	2,500	2,500	5,000
Marvis, Curt	OPTIONS	9-Apr-07	30,000	$6.05	3,125	7,500	7,500	15,000
Paterson, G. Scott	OPTIONS	9-Apr-07	650,000	$6.05	67,708	162,500	162,500	325,000
Isaza Tuzman, Kaleil	OPTIONS	9-Apr-07	400,000	$6.05	41,667	100,000	100,000	200,000
			360,000		43,333	90,000	90,000	180,000

* Prior to Re-Pricing

Form 51-102F3

MATERIAL CHANGE REPORT

1. **Full name and address of the Company.**

JumpTV Inc. (the "Corporation")
463 King Street West, 3rd Floor
Toronto, Ontario, Canada
M5V 1K4

2. **Date of Material Change.**

October 12, 2007

3. **News Release.**

A news release in respect of the material change was released through Marketwire on October 15, 2007 and subsequently filed on SEDAR. A copy of the press release is attached as Schedule "A" hereto.

4. **Summary of Material Change.**

The Corporation announced the resignation of G. Scott Paterson as Chief Executive Officer and his appointment as Executive Chairman and the appointment of Jordan Banks as Chief Executive Officer and the resignation of Kaleil Isaza Tuzman as President and Chief Operating Officer.

5. **Full Description of Material Change.**

The Corporation announced the resignation of G. Scott Paterson as CEO and his appointment as Executive Chairman of the Corporation, effective November 12, 2007. The Corporation announced that it had entered into an employment agreement dated as of October 12, 2007 with Jordan Banks, a current Director of the Corporation, whereby Mr. Banks agreed to become the Chief Executive Officer of the Corporation effective November 12, 2007. The Corporation also announced that Kaleil Isaza Tuzman, the current President and Chief Operating Officer of the Corporation and President and Chief Executive Officer of the Corporation's Dubai subsidiary, will resign such positions effective January 8th, 2008 to pursue other interests. Mr. Isaza Tuzman, Mr. Paterson and Mr. Banks will continue as Directors of the Corporation.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable.

7. **Omitted Information.**

No significant facts have been omitted from this report.

8. **Executive Officer.**

For further information, please contact Jason Reid, Chief Financial Officer, (416) 368-0305

9. **Date of Report.**

October 22, 2007

("Signed")
Jason Reid
Chief Financial Officer

PRESS RELEASE

JumpTV Appoints Jordan Banks CEO

TORONTO--(Marketwire - October 15, 2007) - G. Scott Paterson, Chairman and CEO of JumpTV, ("JumpTV" or the "Company") (AIM: JTV) (TSX: JTV) is pleased to announce the appointment of Mr. Jordan Banks as Chief Executive Officer of JumpTV effective November 12, 2007. At that date Mr. Paterson will become Executive Chairman. Additionally, the Company announces that Kaleil Isaza Tuzman, JumpTV President and COO and a member of the Board of Directors, has indicated to the Board that he will assist Mr. Banks in a transition of operating responsibilities through January 8th, 2008, after which time he will resign his operating duties at JumpTV to pursue other interests. Mr. Isaza Tuzman will remain on the Company's Board of Directors.

Commenting on the appointment of Mr. Banks, Mr. Paterson noted, "Jordan is one of Canada's leading Internet executives, having experienced tremendous success over the past decade leading business activities of eBay Canada and the National Hockey League Players' Association. He has added significant value as an Independent (non Executive) Director of JumpTV and our entire Board of Directors feels that his skill set, his leadership talents and his deep knowledge of the Internet ideally position him to lead JumpTV to its fullest potential."

Mr. Banks, 39, was most recently managing director of eBay Canada, the number one online shopping destination in Canada. Hired in 2000, he helped launch eBay Canada that same year and became the second employee of the Canadian office of eBay Inc. In his role as managing director at eBay Canada, he had overall management and P&L responsibility including operations, strategy and marketing. Mr. Banks is credited with building the eBay brand and eBay's community of users in Canada. Today, eBay Canada has over five million confirmed registered users who collectively purchased more than US$1 billion dollars worth of goods on eBay this past year.

Before joining eBay Canada, Mr. Banks managed the Licensing and International Business group at the National Hockey League Players' Association. In this role, he was responsible for supervising and managing global retail product licensees, negotiating license and international event agreements and identifying and pursuing new areas of global business for the organization. Mr. Banks also practiced corporate law at Goodmans LLP in Toronto.

Paterson continued, "During the past two years, Kaleil Isaza Tuzman and I worked to lay the foundation for JumpTV's growth. We, along with the Board, concluded it was time to bring in a new CEO with a track record of successfully building and running companies on a day-in and day-out basis. Jordan's obvious past success made him the ideal candidate to help bring JumpTV to the next level. My role as Executive Chairman will be full-time and active yet I am leaving it in Jordan's capable hands to lead JumpTV into its next stage of growth and evolution."

Mr. Banks commented, "I am delighted to be joining the JumpTV team. I believe that Scott, Kaleil and the entire JumpTV family around the world have built a business that is poised for dramatic growth in revenue, profitability and shareholder value. We are more committed than ever to delivering unique, high-value content and a world-class user experience to an incredibly targeted and passionate audience. Couple this with a stellar

management team, and I feel very fortunate to have this opportunity."

Mr. Banks is the founder and chairman of Sportsfest, a non-profit organization focused on raising funds for Alzheimer's disease research and care. He has been a member of the Board of Directors of JumpTV since May 15, 2007 and is also a board member of the Ontario Science Centre, the Information Technology Association of Canada (ITAC), the Baycrest Centre, the Baycrest Foundation, and the Moses and Tamara Tobe Foundation, and sits on the Advisory Board of Next Pathway. Mr. Banks is also one of seven business leaders who together formed the Canadian Football League's "Commissioner's Council", dedicated to the future growth of the CFL.

Mr. Banks is also a member of the Young President's Organization (YPO) and, in May 2006, was named one of Canada's prestigious "Top 40 Under 40" honorees. In 2006, he was also named one of the four inaugural winners of the Hugo Boss "Leave a Mark Award" celebrating "men of excellence" in Canada.

Mr. Paterson commented on Mr. Isaza Tuzman, "JumpTV would not have succeeded to date had it not been for Kaleil's tireless efforts -- we are very grateful for his significant contributions in leading the business until now -- including content acquisition, product/network development, executive hiring, and budgetary discipline. He will continue to add great value to JumpTV through his role on our Board of Directors."
Mr. Isaza Tuzman said "I have thoroughly enjoyed working with the JumpTV team in building the Company to the position it is in today -- as one of the largest live-streaming broadcasters in the world -- and I look forward to continued contributions from a board perspective. Scott and I solicited Jordan with the unanimous support of our Board to become the Company's CEO. I care deeply about our customers and our partners, and I am confident that Jordan's leadership will be embraced and appreciated by all our constituents."

The Company will hold a conference call to discuss the appointment today, October 15, 2007, at 4:15pm EDT. To participate in the call, interested parties can use the following dial-in numbers: U.S. and Canada - 888-693-3477 or International - +1 973-582-2710; conference code 9357492. Callers are suggested to dial-in at least 5 minutes prior to the call.

A replay of the call will also be available for 7 days using the following dial-in numbers: U.S. and Canada - 877-519-4471 or International - +1 973-341-3080; conference code 9357492.

About JumpTV

JumpTV is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access.

For more information, visit www.jumptv.com.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts

North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

UK:
Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Inc. ('JumpTV' or the 'Company') -- The Company Announces the Following Changes to Its Outstanding Incentive Compensation Securities: Appointment of Jordan Banks as Chief Executive Officer, Grant of Stock Appreciation Rights

TORONTO--(Marketwire - October 15, 2007) - On October 12, 2007, the Board of Directors of JumpTV (AIM: JTV) (TSX: JTV) appointed Jordan Banks, a director of the Company to the position of Chief Executive Officer, effective as of November 12, 2007.

G. Scott Paterson, current Chairman and Chief Executive, will become Executive Chairman as of November 12, 2007.

In connection with the appointment of Mr. Banks as CEO, the Board granted to Mr. Banks 1,325,000 stock appreciation rights (SARS) on October 12, 2007 with an exercise price of US$3.00, a further 350,000 SARs to be issued on November 12, 2008 and the remaining 150,000 SARs to be issued on November 12, 2009 all of which are granted as at October 12, 2007 (unless the Company is in a close period on either of such latter two dates, in which case the SARs shall be issued two business days after the close period ends, in each case the exercise price being the market price as of the date of issue). The grant of such SARs is subject to the receipt of all required stock exchange, regulatory and shareholder approvals.

The SARs are exercisable for a period of up to 5 years from the date of issuance. The SARs vest monthly on the basis of 1/48 per month for a period of 48 months.

Following the grant of the above SARs, the Company will have 22,840 shares reserved for issuance pursuant to its stock appreciation rights plan.

Stock Options

A total of 225,000 options ('the Options') exercisable to acquire common shares of the Company were granted on 12 October 2007 of which 100,000 were granted to Mark Amin, a director, exercisable at $3 and 100,000 exercisable at $3.86 per share and 12,500 were granted to Curt Marvis, a director, exercisable at $3 and 12,500 exercisable at $3.86 per share.

$3.00	112,500
$3.86	112,500

	225,000
	=======

The options are exercisable for a period of up to 5 years from the date of grant. The Options vest monthly on the basis of 1/48 per month for a period of 48 months.

In addition, Mr. Kaleil Isaza Tuzman, President and COO, has agreed to modify the consulting contract with his consulting company, KIT Capital Ltd., such that previously granted unvested stock options and restricted shares will be subject to accelerated vesting, such that a total of 769,063 previously unvested stock options have now vested and are exercisable until December 31, 2008 and a total of 142,210 previously unvested restricted share units have vested and are issuable by the Company on January 8, 2008 or earlier in certain circumstances.

Re-pricing of stock options, SARs,

On October 12, 2007, subject to the receipt of all required stock exchange, regulatory and shareholder approvals, the Board of Directors resolved to re-price certain stock options and SARs previously granted to directors, officers, employees and consultants with an exercise price of US$5.80 or more whereby each such grantee may elect to (i) continue with the status quo with respect to their stock options and/or SARs; or (ii) elect to forfeit 25% of their current holdings of stock options and/or SARs, with any unvested stock options and/or SARs being cancelled prior to any vested stock options and/or SARs being cancelled, in exchange for 50% of their remaining stock options and/or SARs being re-priced at $3 with any such stock options and/or SARs that have currently vested being re-priced before any unvested stock options and/or SARs being re-priced.

The following directors have elected to accept the re-price their stock options and/or SARs, as the case may:

Name	Stock options/ SARS forfeited	Stock options/ SARS remaining
G. Scott Paterson	162,500	1,487,500
Kaleil Isaza Tuzman	100,000	1,195,000
Curt Marvis	10,000	130,000
Jordan Banks	25,000	75,000
Gary Slaight	25,000	75,000

The re-pricing of stock options and SARs is available to all staff of the Company. At this time, the Company has not received responses from its staff in this regard.

Following the grant of the above options and the forfeiture of the stock options by the persons set out above, the Company will have 277,128 shares reserved for issuance pursuant to its incentive stock option plan.

Enquiries:

G. Scott Paterson
Chariman & CEO
JumpTV Inc.
+1-416-368-6464
paterson@jumptv.com

Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Reports 86,000 Subscribers as of September 30, 2007

TORONTO--(Marketwire - October 10, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV), a leader in broadcasting international television and sports over the Internet, announced that the Company had approximately 86,000 paying subscribers as of September 30, 2007.

Paid subscribers have increased approximately 19% compared to 72,000 paying subscribers reported on a proforma basis on August 9, 2007, when the Company announced the acquisition of Cycling TV.

The third quarter ended with a record level of subscribers for both JumpTV's International division, consisting of approximately 300 television channels from more than 75 countries, and its JumpTV Sports division which consists of approximately 175 sporting content partners.

In the United States, the Company offers approximately 120 of its 300 television channels and selected content from its sports content partners on a free-to-consumer, ad-supported basis with the balance of the content being offered on a subscription basis.

Outside of the United States, all of JumpTV's offerings are on a subscription or pay-per-view basis.

In 2007, JumpTV expects to stream more than 10,000 live sporting events and provides subscriptions to viewers in more than 100 countries around the world to its sports, news and entertainment content on a live, pay-perview and/or video-on-demand basis.

G. Scott Paterson, chairman and chief executive officer, said, "JumpTV ended the third quarter with our best month ever in September on all fronts. Our strategy to anchor our content with a sports theme, followed by news and entertainment is taking shape.

"Importantly, we have broadened our capabilities to offer our content providers a suite of value-added services to optimize their assets online.

"In addition to our subscriber growth, we are making important strides with free-to-consumer, ad-supported content in the United States."

The Company notes that it may not achieve the same level of growth in subscribers in the current period due to multiple factors including seasonality.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis with browser access. For more information, visit www.jumptv.com.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These
forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters

discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated
February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts

North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

UK:
Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Inc. ("the Company"): Directors' Shareholdings

TORONTO--(Marketwire - October 04, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV) announces pursuant to the AIM rules, that, on September 18, 2007 it was notified on the same day that the Mark Amin Trust, an entity controlled by Mark Amin, a director of the Company, purchased 230,000 common shares and now holds a total of 270,000 common shares representing less than 1% of the issued share capital of the Company. Mr. Amin is Vice Chairman of Lions Gate Entertainment.

Enquiries:

G. Scott Paterson
Chairman & CEO
JumpTV Inc.
+1-416-368-6464
paterson@jumptv.com

Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Responds to Sports Industry's Online Ticketing Demand

Six New Universities Partner With JumpTV to Implement Online Ticketing and Donor Management Solutions

ORLANDO, FL--(Marketwire - September 18, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), a leader in broadcasting international television and sports over the Internet, today announced that six new university athletics departments have partnered with the company through its JumpTV Sports division to implement online ticketing and donor management solutions.

JumpTV Sports' newest ticketing partners include:

-- Georgia Southern University (GSU) - www.GeorgiaSouthernEagles.com
-- University of Alaska Anchorage (UAA) - www.GoSeawolves.com
-- Sam Houston State University (SHSU) - www.gobearkats.com
-- Florida Gulf Coast University (FGCU) - www.fgcuathletics.com
-- University of North Carolina Wilmington (UNCW) - www.uncwsports.com
-- UNC Asheville - www.uncabulldogs.com

"We are very excited to expand our relationship with JumpTV," said Sam Baker, GSU athletics director. "We're already partnering with JumpTV Sports to host our official athletics Web site, www.GeorgiaSouthernEagles.com. We feel that the Internet is one of the best avenues available to promote Georgia Southern University Athletics and now, through Total Ticketing, extend our ticket sales. Our newest venture with JumpTV Sports will certainly complement our continuing efforts to connect with our fan base and provide them with even more convenience when supporting our outstanding teams."

Through each school's official athletics Web site, the JumpTV Sports Total Ticketing platform enables 24/7 online service so fans can purchase season and single game tickets. The system includes a feature called the "One-Fan Profile" which aims to provide fans with a more hands-on approach to managing their individual online profiles. For example, fans can change personal information, order tickets, update their Booster Club memberships and make donations.

FGCU, UAA, SHSU and UNCW will all leverage use of a standalone ticketing system, while GSU and UNC Asheville have also integrated donor management into the online ticketing platform.

"We wanted to provide both our fans and our donors with a fast, easy-to-use way to show support for Bulldogs Athletics," said Janet Cone, UNC Asheville athletics director. "By partnering with JumpTV Sports, we're able to do just that and can also organize our marketing efforts more efficiently and effectively through the One-Fan Profile. That's something that our fans, donors and staff can all benefit from."

The JumpTV Sports partnerships represent new relationships for FGCU, UNCW and UNC Asheville, while JumpTV Sports already provides SHSU, UAA and GSU with official site design/hosting, branded broadband video channel development, e-commerce solutions and more. In fact, GSU is the fifth Southern Conference (www.soconsports.com) member, including the league office, affiliated with JumpTV Sports.

"Ticketing and donor management continue to surge as top-of-mind priorities for cutting-edge programs across the country," said Nada Usina, president, JumpTV Sports. "Our new partners have discovered that broadband technology can take their athletics operations to innovative levels that foster greater efficiency and fan interactivity. As the trend moves away from Excel spreadsheets and antiquated platforms, we're finding that we've been able to help more and more programs evolve from the use of a robust platform such as JumpTV Sports Total Ticketing."

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 170 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time

basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors

that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Media Contacts:

Anna Marie Neri
JumpTV Sports
407-936-2593
Aneri@xostech.com

Jaime Levine
JumpTV Inc.
917-528-0949
Jaime@jumptv.com

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR PROFILE # 23898

DATE: September 17, 2007

To: All Canadian Securities Regulatory Authorities

Subject: JumpTV Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Special Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	48139P107
	ISIN :	CA48139P1071
4.	Record Date for Notice of Meeting :	October 12, 2007
	Record Date for Voting :	October 12, 2007
5.	Meeting Date :	November 13, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for JumpTV Inc.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

JumpTV Inc. (the "**Company**")
463 King Street West, Third Floor
Toronto, Ontario, Canada
M5V 1K4

Item 2 Date of Material Change

August 31, 2007

Item 3 News Release

The news release attached hereto as Schedule "A" was issued by the Company and disseminated via Marketwire on August 31, 2007.

Item 4 Summary of Material Change

On August 31, 2007, the Company announced that it completed its previously announced acquisition of the Broadband Network business unit of XOS Technologies Inc.

Item 5 Full Description of Material Change

The news release attached hereto as Schedule "A" provides a full description of the material change.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The executive officer of the Fund who is knowledgeable about this material change and this material change report is Jason Reid, Chief Financial Officer, (416) 368-0305.

Item 9 Date of Report

September 5, 2007.

SCHEDULE "A"
NEWS RELEASE

See attached.

JumpTV Closes XOS Broadband Network Acquisition

TORONTO--(Marketwire - August 31, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV) is pleased to announce that the acquisition of the Broadband Network business unit of XOS Technologies Inc. ("XOS Network"), disclosed on July 17, 2007, is closing today. The consideration for the sale was US$60.25 million in cash and up to 3 million retention warrants for employees of XOS Network.

As part of the consideration employees of XOS Network have been initially granted 1.75 million common share purchase warrants permitting the holders to buy one common share at an exercise price equal to the average closing prices of JumpTV stock on the Toronto Stock Exchange on the last trading day of each of June, July, August and September 2007, exercisable for a period of 5 years. Each warrant will vest 1/48th per month for the employees. The grant of 1.25 million of the total 1.75 million warrants is subject to shareholder approval.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is a leading distributor of live international television and sports over the Internet. With over 300 TV channels from 75+ countries, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JumpTV Contacts:

KSCA Worldwide
Lewis Goldberg
T: 212.896.1216

lgoldberg@kcsa.com

NOMAD:
Canaccord Adams
Chris Bowman
Chris.Bowman@CanaccordAdams.com

Form 51-102F3

MATERIAL CHANGE REPORT

1. **Full name and address of the Company.**

JumpTV Inc. (the "Corporation")
463 King Street West, 3rd Floor
Toronto, Ontario, Canada
M5V 1K4

2. **Date of Material Change.**

August 13, 2007.

3. **News Release.**

A news release announcing that the Corporation had agreed to acquire the Cycling TV Ltd. ("CyclingTV") and that it expected to close the transaction later in the week was issued by the Corporation through Canada NewsWire on August 9, 2007 and subsequently filed on SEDAR. A copy of the press release is attached as Schedule "A" hereto.

4. **Summary of Material Change.**

On August 13, 2007, the Corporation completed the acquisition of all of the shares of CyclingTV for a total of £2.44 million (approx US$4.95 million). The agreement to acquire Cycling TV also includes performance shares equal to £3.35 million (approx US$6.79 million) that may be earned based on pre-determined revenue targets.

5. **Full Description of Material Change.**

On August 13, 2007, the Corporation completed the acquisition of CyclingTV based in London, England, for a total of £2.44 million (approx US$4.95 million), which includes £1.09 million (approx US$2.21 million) in cash payable on closing, and £1.34 million (approx US$2.74 million) in common stock, which will be issued on 28 September 2007. Application to the AIM Market of the London Stock Exchange will be made in due course. The agreement also includes performance shares equal to £3.35 million (approx US$6.79 million) that may be earned based on pre-determined revenue targets. To earn all of the performance shares, revenue for the 24 month period ended July 31, 2009 would need to exceed £5.43 million (approx US$10.99 million). The JumpTV share price used to calculate the number of shares to be issued in connection with this acquisition will be equal to the average closing price of the JumpTV common stock on the Toronto Stock Exchange in 2007 on each of June 29, July 31, August 31, and September 28.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable

7. **Omitted Information.**

No significant facts have been omitted from this report.

8. **Executive Officer.**

For further information, please contact Jason Reid, Chief Financial Officer, (416) 368-0305

9. **Date of Report.**

August 22, 2007

PRESS RELEASE

JumpTV Inc.

JumpTV to Acquire Cycling.tv, the #1 Dedicated Broadcaster of Cycling Events Over the Internet

Leading Internet Broadcaster Expands Global Sports Offering by Adding Top-Tier Professional Cycling Races on a Live and VoD Basis TORONTO--(Marketwire - August 09, 2007) - JumpTV Inc. ("JumpTV") (AIM: JTV) (TSX: JTV), the world's leading broadcaster of live television over the Internet, announced that it has agreed to acquire Cycling TV Ltd ("Cycling.tv" or the Company") (www.cycling.tv), based in London, England, for a total of £2.44 million (approx US$4.95 million), which includes £1.09 million (approx US$2.21 million) in cash payable on closing, and £1.34 million (approx US$2.74 million) in common stock, which will be issued on 28 September 2007. Application to the AIM Market of the London Stock Exchange will be made in due course. The transaction is expected to close this week.

The agreement also includes performance shares equal to £3.35 million (approx US$6.79 million) that may be earned based on pre-determined revenue targets. To earn all of the performance shares, revenue for the 24 month period ended July 31, 2009 would need to exceed £5.43 million (approx US$10.99 million).

The JumpTV share price used to calculate the number of shares to be issued in connection with this acquisition will be equal to the average closing price of the JumpTV common stock on the Toronto Stock Exchange in 2007 on each of June 29, July 31, August 31, and September 28.

Cycling.tv currently holds the internet broadcast rights to top-tier international cycling races including Vuelta a España (one of the three European "Grand Tour" races), Paris Roubaix, Tour de Suisse, Criterium Dauphine du Libere and the Amstel Gold Race. Like JumpTV, Cycling.tv typically has long-term exclusive Internet broadcast agreements with its rights owners.

In 2007, Cycling.tv will broadcast all of the major cycling races worldwide live other than the Tour de France. Cycling.tv viewers do, however, have access to 3-minute highlights of each Tour de France day's racing, on a video-on-demand basis, in addition to an unprecedented amount of exclusive, behind-the-scenes reports and extra features which the Company produced in association with Tour de France organizers, ASO.

Cycling.tv has an audience of Pro Cycling fans all over the world with its largest markets being North America and Western Europe. In June 2007, the Company reported viewers in 139 countries.

In 2006, Cycling.tv streamed more than 130 live racing days of cycling and currently averages more than 12 live streamed race days per month. The Company anticipates streaming more than 140 live race days in 2007.

Cycling.tv is the leading online video network offering dedicated cycling content to the global cycling audience. Cycling.tv currently has approximately 18,000 paying subscribers who pay, on average, an annual fee of approximately £19. On an average monthly basis over the past 12 months, Cycling.tv had approximately 130,000 unique visitors, over 200,000 live and video-on-demand stream views and approximately 10 million live and video-on-demand minutes viewed across the Cycling.tv platform and all other video distribution platforms. Like JumpTV, Cycling.tv has a targeted audience for advertisers and high engagement with average user viewing sessions of 43 minutes.

The Company currently offers a mixture of live and archived cycling races/events and related value-added content on a subscription, pay-per-view basis and free-to-consumer, ad-supported basis. All of the content offered through Cycling.tv is made available for free at lower-quality data rates while subscriptions are available to higher-quality streams.

There are currently four subscription packages available to users of Cycling.tv including the Premium Channel, Versus Channel, Vuelta a España Channel and the UCI Channel. The Premium Channel subscription is the most popular and includes access to the cycling calendar's top live action including the "Spring Classics," plus full access to the full Premium video archive. A Versus subscription allows North American users full access to the Giro D'Italia (the world's second largest cycling event) live, plus other top Italian cycling on a video-on-demand basis. The Vuelta a España subscription includes full access to the live and on-demand event, and finally, the UCI Channel subscription offers access the World Championships in all of the disciplines including road, track, cyclocross and mountain biking.

G. Scott Paterson, chairman and CEO of JumpTV, said: "This acquisition is in line with our pursuit of exclusive, hard-to-find and high-affinity Internet video content. Cycling is a global sport with a large and passionate international following. Moreover, we are confident that, as part of JumpTV, the world's top cycling races will be able to afford their worldwide fans the best in an online experience."

Kaleil Isaza Tuzman, president and COO of JumpTV, continued, "As we have continually stated, sports programming on JumpTV drives viewership and we will continue to aggressively pursue the internet broadcasting rights to important international sporting properties. These properties also hold appeal for our distribution partners around the world -- be they ISPs, Internet portals, mobile carriers or IPTV set-top-box providers."

JumpTV will continue to maintain the Cycling.tv website and Simon Brydon, the current chief executive officer of Cycling.tv, will continue in his position managing the asset. Cycling.tv will become part of the JumpTVSports division along with the to-be-acquired XOS Broadband Network, the acquisition of which is expected to close later this month. JumpTV's Hispanic sports portal, www.SportsYa.com, and exclusive properties such as FIFA championship soccer tournaments in Canada, Euro2008 Qualifying matches, the Egyptian Football Federation and the Israeli Football League will also form part of JumpTVSports.

Brydon commented on the agreement with JumpTV, "We are delighted that Cycling.tv has found a perfect home at JumpTV. By becoming a part of the JumpTV team, we are instantly able to leverage our existing roster of top-tier cycling events and industry knowhow with JumpTV's proprietary content delivery network, its 'Jumper' API media player and global distribution partnerships -- factors which we believe will add experiential value to our viewers, expand our overall viewership and add to the value proposition for our advertisers."

Brydon continued, "To date Cycling.tv has focused on the sport of professional bike racing and while this will always be core to the Company, this also gives us an opportunity to develop our leisure cycling and recreational biking content which we believe will widen our appeal even further." Cycling.tv generated, on an unaudited basis, £229,860 (approx US$465,397) of revenue in the 5 months ending May 31, 2007 and an operating loss of £167,411 (approx US$338,957) during the same period. Unaudited revenue and operating loss for calendar 2006 was £376,795 (approx US$762,897) and £536,383 (approx US$1,086,015) respectively compared to £77,580 (approx US$157,076) and £79,494 (approx US$160,952) for the calendar year 2005.

Pro forma of the closing of the acquisitions of Cycling TV and the XOS Broadband Network (expected to be prior to the end of August 2007) there are, as of today's date, approximately 72,000 paying monthly/annual subscribers on JumpTV.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated
February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

NOMAD:
Chris Bowman
Canaccord Adams
Chris.Bowman@CanaccordAdams.com

Form 51-102F3

MATERIAL CHANGE REPORT

1. **Full name and address of the Company.**

JumpTV Inc. (the "Corporation")
463 King Street West, 3rd Floor
Toronto, Ontario, Canada
M5V 1K4

2. **Date of Material Change.**

August 21, 2007.

3. **News Release.**

A news release announcing that the Corporation was commencing a normal course issuer bid on August 23, 2007 was released on August 21, 2007 and subsequently filed on SEDAR. A copy of the press release is attached as Schedule "A" hereto.

4. **Summary of Material Change.**

On August 21, 2007, the Corporation announced it was commencing a normal course issuer bid ("NCIB") on August 23, 2007 until August 22, 2008, unless terminated earlier by the Corporation, to be effected through the facilities of the Toronto Stock Exchange (the "TSX").

5. **Full Description of Material Change.**

The Corporation announced on August 21, 2007 that would be commencing a normal course issuer bid for up to 1,500,000 common shares of the company, representing approximately 3.1% of the company's issued and outstanding common shares. The NCIB will commence August 23, 2007 and terminate on August 22, 2008, unless earlier terminated. Common shares purchased under the NCIB will be cancelled. The price that the Corporation will pay for any such common shares will be the market price at the time of acquisition. Management of the Corporation will determine the actual number of common shares that may be purchased and the timing of any such purchases, subject to compliance with TSX guidelines. The maximum number of common shares that may be purchased on a daily basis, subject to any approved exceptions, is 45,903 common shares. The company has 48,772,266 common shares outstanding as at July 31, 2007. The NCIB has been approved by the TSX, and shall be effected through the facilities of the TSX. GMP Securities L.P. will conduct the NCIB on behalf of the Corporation.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.**

Not applicable

7. **Omitted Information.**

No significant facts have been omitted from this report.

8. **Executive Officer.**

For further information, please contact Jason Reid, Chief Financial Officer, (416) 368-0305

9. **Date of Report.**

August 22, 2007

PRESS RELEASE

JumpTV Inc.

JumpTV Inc. Announces Commencement of Normal Course Issuer Bid

TORONTO--(Marketwire - August 21, 2007) - JumpTV Inc. (TSX: JTV) (AIM: JTV) announced today that it is commencing a normal course issuer bid for up to 1,500,000 common shares of the company, representing approximately 3.1% of the company's issued and outstanding common shares. JumpTV believes that its common shares have been trading at prices that do not adequately reflect their value in relation to its business and its future business prospects. The company's normal course issuer bid shall commence August 23, 2007 and terminate on August 22, 2008, unless earlier terminated by the company. Common shares purchased under the normal course issuer bid will be cancelled. The price that JumpTV will pay for any such common shares will be the market price at the time of acquisition. Management of JumpTV will determine the actual number of common shares that may be purchased and the timing of any such purchases, subject to compliance with TSX guidelines. The maximum number of common shares that may be purchased on a daily basis, subject to any approved exceptions, shall be 45,903 common shares. The company has 48,772,266 common shares outstanding as at July 31, 2007. The bid has been approved by the TSX, and shall be effected through the facilities of the TSX.

GMP Securities L.P. will conduct the bid on behalf of the company.

JumpTV Contacts:
G Scott Paterson
Chairman & CEO
JumpTV Inc.
T: 416.368.6464
paterson@jumptv.com

KCSA Worldwide
Lewis Goldberg
+1-212-896-1216
lgoldberg@kcsa.com

NOMAD:
Chris Bowman
Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

TSX

TORONTO STOCK EXCHANGE COMPANY MANUAL

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

WHEN TO FILE: Every issuer shall file a draft Notice of Intention to Make a Normal Course Issuer Bid once the issuer is prepared to declare that it has a present intention to acquire its securities. A notice is not to be filed if the issuer does not have a present intention to purchase its securities.

HOW: Via TSX SecureFile or via email to listedissuers@tsx.com or via fax for issuers reporting to:
Toronto TSX Office: 416-947-4547
Montreal TSX Office: 514-788-2421
Calgary Office: 403-237-0450
Vancouver Office: 604-844-7502

QUESTIONS: Email to listedissuers@tsx.com or contact the Manager who is responsible for the Issuer or call, for issuers reporting to:
Toronto TSX Office: 416-947-4523
Montreal TSX Office: 514-788-2451
Calgary Office: 403-237-2800
Vancouver Office: 604-643-6599

NOTE: When the draft notice is in a form acceptable to TSX, the issuer shall file the notice in final form, duly executed by a senior officer or director of the issuer, for acceptance by TSX. The final form of the notice must be filed at least two (2) clear trading days prior to the commencement of any purchases under the NCIB.

TSX

TORONTO STOCK EXCHANGE COMPANY MANUAL

Form: 12 | NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID ("NCIB")

1. **Securities Sought:**
   (a) class of securities: ***common shares***

   (b) total number of securities:
   (i) issued and outstanding: ***48,772,266 as at July 31, 2007***
   (ii) if applicable, the total public float : ***N/A***

   (c) percentage of securities that the NCIB is for:
   (i) % of issued and outstanding (maximum 5%):
   The bid will be for up to 3.1% of the issued and outstanding common shares, or up to 1,500,000 common shares.
   (ii)% of the public float, as the case may be(maximum 10%): ***N/A***

   (d) maximum number of securities that may be acquired under the NCIB:
   2,438,503 (5% of the issued and outstanding common shares).

   (e) where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought:
   up to 1,500,000 common shares.

   (f) is the issuer an investment fund: No
   If the answer is NO, the average daily trading volume for six months prior to date hereof:
   Average daily trading volume for the period February 1, 2007 to July 31, 2007 is 183,615 common shares per day.

   (g) if the issuer has a class of restricted securities:
   (i) a description of the voting rights of all equity securities: ***N/A***

   (ii) if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: ***N/A***

2. **Duration:** State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence. (ie. May 1, 2004 to April 30, 2005): ***August 23, 2007 to August 22, 2008***

3. **Method of Acquisition:** State the following:
   (a) that purchases will be effected through the facilities of TSX and

identify any other exchanges on which purchases will be made: ***Purchases to be made through the facilities of the TSX.***

(b) that purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: ***Yes***

(c) that the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition: ***Yes***

(d) whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding: ***No***

4. **Consideration Offered:** State any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NICB, such as specific funds available, method of purchasing, etc.:

The Issuer has budgeted Cdn$5,000,000 to make purchases under the NCIB.

5. **Reasons for the NCIB:** State the purpose or business reasons for the NCIB:

In the opinion of the board of directors of the Issuer, at the current market price range the Shares are undervalued in relation to the business of the Issuer and its future business prospects, represent a worthwhile investment and are an appropriate use of the funds of the Issuer which will benefit continuing shareholders and will not impair the viability of the operations of the Issuer.

6. **Valuation:** Include a summary of any appraisal or valuation of the issuer known to the directors or officers of the issuer after reasonable enquiry regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation:

N/A

7. **Previous Purchases:** Where the issuer has purchased securities which are the subject of the NCIB bid within the past 12 months, state the

following:

(a) method of acquisition: ***N/A***

(b) the number of securities purchased: ***N/A***

(c) the weighted average price paid: ***N/A***

8. **Persons Acting Jointly or In Concert with the Issuer:** Disclose the identity of any party acting jointly or in concert with the issuer: ***N/A***

9. **Acceptance by Insiders, Affiliates and Associates:**

(a) name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: ***N/A***

(b) where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: ***N/A***

10. **Benefits from the NCIB:** State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: ***N/A***

11. **Material Changes in the Affairs of the Issuer:** Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: ***N/A***

12. **Participating Organization Information:**

(a) Name of broker: ***GMP SECURITIES L.P.***

(b) Name of registered representative: ***MIKE WEKERLE***

(c) Address of broker: ***145 KING STREET WEST SUITE 300 TOR ON M5H 1J8***

(d) Fax number: ***416 943 6650***

13. Any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: ***N/A***

14. **Certificate**: The undersigned, a director or senior officer of the issuer duly authorized by the issuer's board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

("Signed")
NAME: G. Scott Paterson
TITLE: Chairman & CEO

JumpTV Inc. Announces Commencement of Normal Course Issuer Bid

TORONTO--(Marketwire - August 21, 2007) - JumpTV Inc. (TSX: JTV) (AIM: JTV) announced today that it is commencing a normal course issuer bid for up to 1,500,000 common shares of the company, representing approximately 3.1% of the company's issued and outstanding common shares.

JumpTV believes that its common shares have been trading at prices that do not adequately reflect their value in relation to its business and its future business prospects.

The company's normal course issuer bid shall commence August 23, 2007 and terminate on August 22, 2008, unless earlier terminated by the company. Common shares purchased under the normal course issuer bid will be cancelled. The price that JumpTV will pay for any such common shares will be the market price at the time of acquisition. Management of JumpTV will determine the actual number of common shares that may be purchased and the timing of any such purchases, subject to compliance with TSX guidelines. The maximum number of common shares that may be purchased on a daily basis, subject to any approved exceptions, shall be 45,903 common shares. The company has 48,772,266 common shares outstanding as at July 31, 2007. The bid has been approved by the TSX, and shall be effected through the facilities of the TSX.
GMP Securities L.P. will conduct the bid on behalf of the company.

JumpTV Contacts:

G Scott Paterson
Chairman & CEO
JumpTV Inc.
T: 416.368.6464
paterson@jumptv.com

KCSA Worldwide
Lewis Goldberg
+1-212-896-1216
lgoldberg@kcsa.com

NOMAD:
Chris Bowman
Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Inc. ("JumpTV"): Website - Rule 26 Compliance

TORONTO--(Marketwire - August 20, 2007) - JumpTV Inc. (TSX: JTV) (AIM: JTV) announced today that its website is compliant with Rule 26 of the AIM Rules for Companies. All related information can be found on the "Investor Relations" section of the JumpTV website at www.JumpTV.com today.

Enquiries:

PR / IR CONTACT INFORMATION:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Chris Bowman
Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Inc. ("JumpTV" or the "Company"): Notification of Holding

TORONTO--(Marketwire - August 20, 2007) - JumpTV Inc., (TSX: JTV) (AIM: JTV) received notification on August 17, 2007 that as of August 9, 2007 Fidelity Management & Research Company's interest in the Company is now 6.151 million shares or approximately 12.67% of the issued share capital of the Company.

As at July 31, 2007 the Company had 48,772,266 common shares outstanding.

For Enquiries:

G Scott Paterson
Chairman & CEO
JumpTV Inc.
T: 416.368.6464
paterson@jumptv.com

NOMAD:
Canaccord Adams
Chris Bowman
Chris.Bowman@CanaccordAdams.com

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. ***Name and address of the eligible institutional investor:***

   Fidelity Management & Research Company ("FMR Co.")
   82 Devonshire Street
   Boston, MA, 02109

   Pyramis Global Advisors, LLC ("PGALLC")
   Pyramis Global Advisors Trust Company ("PGATC")
   53 State Street
   Boston, MA 02109

   Fidelity International Limited ("FIL")
   42 Crow Lane, Pembroke, Bermuda

   FMRCO, PGALLC, PGATC, FIL, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. ***Name of the reporting issuer:***

   JumpTV Inc.

3. ***Period for which the report is filed:***

   Period ended 7/31/2007

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   N/A. This is Fidelity's first report.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   Fidelity now holds 6,151,700 common shares representing approximately 12.67% of the outstanding shares of that class.

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

6,151,700 common shares representing approximately 12.67% of the outstanding shares of that class.

7. ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

The common shares of JumpTV Inc. were acquired in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over JumpTV Inc. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional common shares, dispose of some or all of the common shares they hold or continue to hold common shares.

8. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A.

9. ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

N/A.

10. *If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:*

N/A.

11. *Eligibility to file reports under the alternative monthly reporting system:*

Fidelity is eligible to file this report either under the alternative monthly reporting system of National Instrument 62-103, or pursuant to MRRS Decision Document dated April 4th, 2005 granted to FIL and certain of its affiliates.

12. *Declaration:*

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED 8/9/2007

By: */s/"Eric D. Roiter"*

Name: Eric D. Roiter
Title: Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney
Dated December 30, 1997, by and on behalf of
FIL, and their direct and indirect subsidiaries

By: */s/"Claire Walpole"*

Name: Claire Walpole
Title: Vice President – FMR Co.
Duly authorized under Power of Attorney
dated August 8, 2007, by William E. Daily
Chief Administrative Officer – PGATC
Senior V.P. & Chief Administrative Officer – PGALLC

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, G. Scott Paterson, Chief Executive Officer of **JumpTV Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **JumpTV Inc.**, (the issuer) for the interim period ending **June 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jason Reid, Chief Financial Officer of **JumpTV Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **JumpTV Inc.,** (the issuer) for the interim period ending **June 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

"Jason Reid"
Jason Reid
Chief Financial Officer

Consolidated Financial Statements
[Expressed in U.S. dollars]

JumpTV Inc.

June 30, 2007
[unaudited]

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS

[unaudited]
[Expressed in U.S. dollars]

As at	June 30, 2007 $	December 31, 2006 $
ASSETS		
Current		
Cash *[note 5]*	127,638,918	21,936,878
Short-term investments *[note 6]*	117,325	28,115,378
Accounts receivable	126,300	—
Other receivables	1,003,273	723,621
Prepaid expenses and deposits *[note 7]*	1,213,844	1,178,119
Funds held in trust	14,884	—
Due from related party *[note 7]*	6,863	—
Total current assets	130,121,407	51,953,996
Property, plant and equipment, net *[note 8]*	3,486,958	1,269,488
Intangible assets *[notes 3 and 9]*	1,594,270	312,140
Goodwill	116,621	102,069
Other assets	729,401	161,246
Deferred direct broadcast operating costs, net	44,007	61,605
	136,092,664	53,860,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	2,490,003	3,950,284
Bank loan *[note 10]*	—	1,287,150
Due to related party *[note 7]*	—	14,676
Accrued license fees	192,498	106,916
Accrued professional fees	1,176,751	371,782
Accrued stock appreciation rights *[note 13[iv]]*	449,653	1,087,760
Deferred revenue	280,604	205,314
Income taxes payable	86,750	61,800
Total current liabilities	4,676,259	7,085,682
Deferred rent	277,092	18,502
Total liabilities	4,953,351	7,104,184
Shareholders' equity		
Share capital *[note 12]*	171,689,822	75,227,648
Contributed surplus *[note 13]*	4,465,580	2,937,219
Accumulated other comprehensive loss	(40,355)	(32,240)
Accumulated deficit	(44,975,734)	(31,376,267)
Total shareholders' equity	131,139,313	46,756,360
	136,092,664	53,860,544

Contingencies *[note 11]*

See accompanying notes

On behalf of the Board:

" Curt Marvis"
Director

"Jordan Banks"
Director

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[unaudited]
[Expressed in U.S. dollars]

	Three months ended June 30,		Six months ended June 30,	
	2007 $	2006 $	2007 $	2006 $
Revenue	1,175,924	426,988	2,179,070	777,496
Direct broadcast operating costs *[notes 8, 9 and 13[iii]]*	(1,551,330)	(480,681)	(2,911,589)	(731,011)
	(375,406)	(53,693)	(732,519)	46,485
Other costs and expenses				
Selling, general and administrative *[note 7]*	6,739,486	5,864,555	13,268,378	9,220,197
Stock-based compensation *[note 13]*	793,737	561,199	1,949,839	1,327,380
Amortization of property, plant and equipment	136,707	25,918	215,883	47,851
Amortization of intangible assets	9,908	—	19,816	—
	7,679,838	6,451,672	15,453,916	10,595,428
Loss before the following:	(8,055,244)	(6,505,365)	(16,186,435)	(10,548,943)
Loss on foreign exchange	(132,117)	(16,625)	(86,303)	(8,301)
Investment income, net *[note 6]*	1,682,560	84,985	2,698,221	156,102
Loss before income taxes	(6,504,801)	(6,437,005)	(13,574,517)	(10,401,142)
Provision for income taxes	9,500	12,000	24,950	25,000
Net loss for the period	(6,514,301)	(6,449,005)	(13,599,467)	(10,426,142)
Loss per weighted average number of shares outstanding - basic and diluted *[note 4]*	(0.13)	(0.31)	(0.31)	(0.52)
Weighted average number of shares outstanding - basic and diluted *[note 4]*	48,531,087	21,054,579	44,326,196	19,871,859

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[unaudited]
[Expressed in U.S. dollars]

	Share capital			Accumulated other		Total
	Common shares		Contributed surplus	comprehensive loss	Accumulated deficit	shareholders' equity
	#	$	$	$	$	$
Balance, December 31, 2006	34,821,121	75,227,648	2,937,219	(32,240)	(31,376,267)	46,756,360
Net loss for the period	—	—	—	—	(13,599,467)	(13,599,467)
Unrealized gain on short-term investments	—	—	—	287,511	—	287,511
Reclassification of unrealized gain on short-term investments	—	—	—	(295,626)	—	(295,626)
Comprehensive loss for the period						33,148,778
Issuance of common shares on acquisition of SportsYA *[note 3]*	191,345	1,182,295	—	—	—	1,182,295
Exercise of stock options for common shares *[note 13[i]]*	58,979	261,734	(133,836)	—	—	127,898
Exercise of warrants for common shares *[note 13[iii]]*	3,700	23,422	(8,622)	—	—	14,800
Net proceeds from issuance of common shares through secondary public offering *[note 12]*	13,043,479	93,096,698	—	—	—	93,096,698
Issuance of common shares into escrow *[notes 3 and 12]*	330,000	—	—	—	—	—
Issuance of common shares for advertising services *[note 12]*	197,628	934,900	—	—	—	934,900
Stock-based compensation *[note 13]*						
Restricted share plan units	—	—	695,755	—	—	695,755
Stock options	—	—	1,518,345	—	—	1,518,345
Warrants	—	—	152,474	—	—	152,474
Release of common shares from escrow for services *[notes 3 and 12]*	—	267,370	—	—	—	267,370
Issuance of common shares for restricted share plan units *[note 13[ii]]*	106,746	695,755	(695,755)	—	—	—
Balance, June 30, 2007	48,752,998	171,689,822	4,465,580	(40,355)	(44,975,734)	131,139,313

	Share capital					Accumulated other		Total
	Class A common shares		Class C common share		Contributed surplus	comprehensive loss	Accumulated deficit	shareholders' equity
	#	$	#	$	$	$	$	$
Balance, December 31, 2005	16,245,556	9,744,083	1	1	609,908	(40,355)	(5,779,171)	4,534,466
Net and comprehensive loss for the period	—	—	—	—	—	—	(10,426,142)	(10,426,142)
Exercise of stock options	1,772,420	918,284	—	—	(318,238)	—	—	600,046
Net proceeds from issuance of common shares through private placements	3,033,984	7,998,646	—	—	—	—	—	7,998,646
Redemption of Class C common share	—	—	(1)	(1)	—	—	—	(1)
Issuance of restricted share units	171,427	685,800	—	—	(685,800)	—	—	—
Stock-based compensation *[note 13]*								
Restricted share units	—	—	—	—	768,284	—	—	768,284
Stock options	—	—	—	—	524,234	—	—	524,234
Warrants	—	—	—	—	34,862	—	—	34,862
Warrants issued on HV Media asset purchase	—	—	—	—	19,222	—	—	19,222
Balance, June 30, 2006	21,223,387	19,346,813	—	—	952,472	(40,355)	(16,205,313)	4,053,617

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]
[Expressed in U.S. dollars]

	Three months ended June 30,		Six months ended June 30,	
	2007 $	2006 $	2007 $	2006 $
OPERATING ACTIVITIES				
Net loss for the period	(6,514,301)	(6,449,005)	(13.599,467)	(10.426,142)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities				
Amortization	260,978	58,213	437,008	98,745
Unrealized gain on short-term investments	(9,062)	—	(10,062)	—
Stock-based compensation, excluding change in accrued stock appreciation rights as noted below *[note 13]*	1,484,267	561,199	2,588,752	1,327,380
Amortization of deferred direct broadcast operating costs *[note 13[iii]]*	31,396	8,800	62,790	17,599
	(4,746,722)	(5,820,793)	(10,520,979)	(8,982,418)
Changes in operating assets and liabilities				
Accounts receivables	(126,300)	—	(126,300)	—
Other receivables	(266,041)	(196,721)	(306,093)	(211,145)
Prepaid expenses, deposits and other assets	43,957	(325,844)	329,021	(478,943)
Funds held in trust	216,191	—	(14,884)	—
Accounts payable and other accrued liabilities	(1,253,887)	1,697,951	(1,613,228)	2,208,303
Due to related parties	558	(102,535)	(21,539)	(109,898)
Accrued license fees	41,920	(3,513)	85,582	(37,795)
Accrued stock appreciation rights	(699,459)	—	(638,107)	—
Accrued professional fees	(359,896)	(68,264)	804,969	(65,675)
Deferred revenue	3,709	13,889	75,290	24,585
Income taxes payable	9,500	12,000	24,950	25,000
Deferred rent	141,056	—	258,590	—
Cash used in operating activities	(6,995,414)	(4,793,830)	(11,662,728)	(7,627,986)
INVESTING ACTIVITIES				
Redemption of short-term investments, net *[note 6]*	—	—	28,000,000	—
Purchase of equipment	(359,904)	(445,306)	(2,439,840)	(703,721)
Acquisition, net of cash acquired of $3,308 *[note 3]*	4,202	(360,760)	(147,638)	(360,760)
Cash provided by (used in) investing activities	(355,702)	(806,066)	25,412,522	(1,064,481)
FINANCING ACTIVITIES				
Proceeds from share issuances, net *[note 12]*	(7,973)	—	93,096,698	7,998,646
Repayment of bank loan	—	—	(1,287,150)	—
Deferred share issue costs	—	(270,875)	—	(270,875)
Redemption of Class C common share	—	—	—	(1)
Proceeds from exercise of stock options	51,634	12,500	127,898	600.046
Proceeds from exercise of warrants	14,800	—	14,800	—
Other	—	(5,317)	—	—
Cash provided by (used in) financing activities	58,461	(263,692)	91,952,246	8,327,816
Net increase (decrease) in cash during the period	(7,292.655)	(5,863,588)	105,702,040	(364,651)
Cash, beginning of period	134,931,573	10,973,989	21.936,878	5.475,052
Cash, end of period	127,638,918	5,110,401	127,638,918	5,110,401

See accompanying notes

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

1. Nature of Operations and Basis of Presentation

JumpTV Inc. ["JumpTV" or "the Company"], formerly JumpTV.com Inc. was incorporated in January 2000 under the laws of Canada. JumpTV's primary business is providing online broadcasting of international ethnic television channels over the Internet on a subscription basis.

On May 24, 2007, the Company launched selected channels on a free-to-consumer basis in the United States with a view to generating revenue through advertising.

On August 10, 2006, the Company completed its initial public offering ["IPO"] of its common shares. On February 23, 2007, the Company completed a public offering of its common shares *[note 12]*. The Company's common shares are listed on both the Toronto Stock Exchange ["TSX"] and the Alternative Investment Market ["AIM"].

2. Principles of Consolidation and Basis of Presentation

The interim consolidated financial statements include the accounts of JumpTV, JumpTV Ltd., a wholly-owned subsidiary in the United Kingdom, JumpTV International FZ LLC, a wholly-owned subsidiary in the United Arab Emirates, JumpTV USA Inc., a wholly-owned subsidiary in the United States, Sports International Group LLC ["SportsYA"], a wholly-owned subsidiary of JumpTV International FZ LLC in the United States, Deportes Ya S.A., a wholly-owned subsidiary of SportsYA, and KIT Capital Ltda. [formerly, JumpTV Colombia Ltda.], a variable interest entity in Colombia where JumpTV has been determined to be the primary beneficiary [collectively the "Company"]. All significant inter-company transactions and balances have been eliminated on consolidation.

The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year and are not fully inclusive of all matters normally disclosed in the Company's annual consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent consolidated financial statements as at and for the year ended December 31, 2006, except for the following:

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

Revenue recognition

The Company also recognizes revenue from fees earned for the delivery of sports content such as scores, news and programming reminders through a text messaging service to cell phone users. This revenue is recorded when the text messages are billed by the cell phone providers to their users, net of provision for doubtful accounts.

Property, plant and equipment

The Company capitalizes certain website development costs incurred to develop customized website applications if the website application introduces new functionality, does not replace an existing website feature and will generate future economic benefits. Website development costs are being amortized using 50% declining balance method.

3. Business Acquisition

On January 5, 2007, the Company completed the acquisition of all of the outstanding shares of SportsYA, the owner of www.SportsYA.com, a sports content website targeting the Hispanic market residing in the United States and Latin America.

The purchase price of $1,356,869 consisted of 177,995 common shares of JumpTV with a fair value of approximately $1,100,000 and $261,101 in direct transaction costs including non-cash consideration of 13,350 common shares with a fair value of $82,295.

The acquisition has been accounted for using the purchase method, with the results of SportsYA included in the Company's results of operations from the date of acquisition.

The allocation of the purchase price to the net assets acquired is as follows:

Cash	$ 3,308
Current assets	28,441
Intangible assets and goodwill	1,334,471
Current liabilities	(9,351)
	$1,356,869

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

The purchase price allocation of the tangible and intangible assets is preliminary and, as such, $1,334,471 of the total cost has been initially capitalized as "Intangible assets" on the consolidated balance sheets with the exception of identified tangible net assets of $22,398. The assets purchased primarily represent tradenames, right to Internet domain names, and employment contracts for key employees of SportsYA. As at June 30, 2007, no amortization has been recorded pending finalization of the purchase price allocation.

In connection with the acquisition, the principal former owner of SportsYA, signed a consulting agreement with JumpTV. Accordingly, 330,000 common shares of JumpTV were placed into escrow and will be earned and paid in 48 equal monthly installments. The fair value of these shares will be recorded in stock-based compensation expense on the consolidated statements of operations over the 48-month vesting period.

4. Loss per Share

Basic loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding and if dilutive, potential common shares using the treasury stock method. Potential common shares consist of stock options, restricted share units, stock appreciation rights and warrants.

For the three and six months ended June 30, 2007 and 2006, the Company had potential common shares which, due to the losses incurred, were considered anti-dilutive equity instruments. Accordingly, the effect of these instruments has not been reflected in computing diluted loss per share for the three and six months ended June 30, 2007 and 2006.

The following table summarizes the different potential common shares that were outstanding as at June 30, 2007 and 2006 but were not included in the computation of diluted loss per share as their effect would have been anti-dilutive. See note 13 for additional details.

	June 30, 2007 #	June 30, 2006 #
Stock options	5,869,870	3,723,114
Restricted share plan units	416,540	818,573
Stock appreciation rights	2,352,160	1,300,000
Warrants	1,257,474	597,500
Common shares held in escrow *[note 3]*	288,750	—

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended
June 30, 2007 and 2006 is unaudited]

June 30, 2007

5. Cash

Cash consists of the following:

	June 30, 2007 $	December 31, 2006 $
Cash [i]	122,760,629	6,220,296
Money market funds [ii]	4,875,954	15,637,690
Unrestricted funds held in trust [iii]	2,335	78,892
	127,638,918	21,936,878

[i] Cash consists primarily of U.S. and Canadian dollar accounts which earn interest at approximately 4% to 5%.

[ii] Money market funds consist of a U.S. [$4,294,097] and a Canadian dollar account [Cdn$619,919] which earn interest at approximately 3% to 5%.

[iii] Unrestricted funds held in trust relate to monies held to fund costs for a subsidiary of the Company and monies held by underwriters to fund future expenditures. There are no restrictions related to monies held in trust.

6. Short-term Investments

During the six months ended June 30, 2007, the Company redeemed investments with a cost of $28,000,000, for proceeds of $28,295,626. As at June 30, 2007, short-term investments consisted of a guaranteed investment certificate at cost plus accrued interest totaling $117,325 [December 31, 2006 - $107,263] which matures on July 17, 2007 and bears interest at 3.6%.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

7. Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with related parties as follows:

Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman, receives reimbursement of expenditures incurred on behalf of the Company. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. At June 30, 2007, the Company had balances due from Patstar Inc. of $6,863 [December 31, 2006 - due to Patstar Inc. of $14,676] related to these reimbursements. In addition, rent expense paid by Patstar Inc. of $9,638 and $15,804 is included in the selling, general and administrative expenses for the three and six months ended June 30, 2007, respectively [three and six months ended June 30, 2006 - rent paid to Patstar Inc. of $24,316 and $47,818]. All reimbursements and rent expense are recorded at the exchange amount.

Advances

During 2006, the Company advanced funds to an officer of the Company. As at June 30, 2007 $76,396 [December 31, 2006 - $15,743] remains outstanding and is included in prepaid expenses and deposits. These advances have no specific repayment terms.

8. Property, Plant and Equipment

The details of property, plant and equipment and the related accumulated amortization are set forth below for the following periods:

	June 30, 2007		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	934,428	249,245	685,183
Infrastructure equipment	1,370,893	289,746	1,081,147
Computer software	416,738	99,368	317,370
Furniture and fixtures	433,622	45,681	387,941
Leasehold improvements	978,837	59,670	919,167
Website development	100,718	4,568	96,150
	4,235,236	748,278	3,486,958

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

	December 31, 2006		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	507,217	155,049	352,168
Infrastructure equipment	773,198	139,861	633,337
Computer software	169,614	49,752	119,862
Furniture and fixtures	124,683	14,528	110,155
Leasehold improvements	58,386	4,420	53,966
	1,633,098	363,610	1,269,488

Amortization expense related to the Company's infrastructure equipment for the three and six months ended June 30, 2007 of $79,044 and $149,885, respectively, [three and six months ended June 30, 2006 - $32,296 and $50,894] is included within direct broadcast operating costs on the consolidated statements of operations.

9. Intangible Assets

The details of intangible assets and the related accumulated amortization are set forth below:

	June 30, 2007		
	Cost $	Accumulated amortization $	Net book value $
Contractual agreements	330,800	93,258	237,542
Trademarks, tradenames and domain names	39,700	17,443	22,257
SportsYA acquisition *[note 3]*	1,334,471	—	1,334,471
	1,704,971	110,701	1,594,270

	December 31, 2006		
	Cost $	Accumulated amortization $	Net book value $
Contractual agreements	330,800	48,967	281,833
Trademarks, tradenames and domain names	39,700	9,393	30,307
	370,500	58,360	312,140

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

Amortization expense related to the Company's acquired contractual agreements with channel partners for the three and six months ended June 30, 2007 of $16,263 and $32,525 [three and six months ended June 30, 2006 - nil and nil] is included within direct broadcast operating costs on the consolidated statements of operations.

Based on the current amount of intangible assets subject to amortization, and excluding the SportsYA acquisition, the estimated amortization expense over the next five years is as follows:

	$
2007 [balance of year]	52,342
2008	97,165
2009	78,075
2010	31,592
2011	625

10. Bank Loan

On December 31, 2006, the Company had a $1,287,150 [Cdn$1,500,000] credit facility with a Canadian chartered bank to finance general corporate requirements, which was fully drawn upon as of December 31, 2006. The loan was repayable on demand bearing interest at prime [6% as of December 31, 2006]. During the six months ended June 30, 2007, this loan was fully repaid.

11. Contingencies

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims, including claims that content broadcast by the Company may infringe on the intellectual property rights of others. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the financial position and results of operations of the Company.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

12. Share Capital

Share capital consists of the following:

	June 30, 2007 $	December 31, 2006 $
Authorized		
Unlimited common shares, voting, no par value, discretionary non-cumulative dividend		
Unlimited Class 1 preference shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Unlimited Class 2 preference shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Issued and outstanding		
Common shares		
Issued and outstanding: 48,752,998 [December 31, 2006 - 34,821,121]	171,689,822	75,227,648

During the six months ended June 30, 2007, the Company completed the following issuances of its common shares, excluding issuances relating to stock options, warrants and restricted share plan units *[note 13]*:

	#	$
January 5, 2007	521,345	1,182,295
February 23, 2007	13,043,479	93,096,698
June 26, 2007	197,628	934,900
	13,762,452	95,213,893

On January 5, 2007, the Company issued 191,345 common shares with a fair value of approximately $1,182,295 to complete the purchase of 100% of the outstanding shares of SportsYA *[note 3]*.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended
June 30, 2007 and 2006 is unaudited]

June 30, 2007

On January 5, 2007, the Company issued 330,000 common shares into escrow in respect of a consulting agreement SportsYA signed with the principal former owner of SportsYA with JumpTV. Accordingly, 330,000 common shares of JumpTV were placed into escrow and will be released and paid in 48 equal monthly installments. The fair value of these shares will be recorded in stock-based compensation expense on the consolidated statements of operations over the 48-month vesting period. During the three and six months ended June 30, 2007, 20,625 and 41,250 shares have been released from escrow with fair values of $119,351 and $267,370, respectively, that have been recorded in stock-based compensation expense on the consolidated statements of operations *[note 3]*. For accounting purposes, the common shares issued into escrow are treated as a variable interest entity and is consolidated in the accounts of the Company.

On February 23, 2007, in connection with a secondary public offering of the Company, the Company issued 13,043,479 common shares for net proceeds of $93,096,698.

13. Stock Option and Stock-Based Compensation Plans

[i] Stock Option Plan

On September 2, 2005, a new stock option plan [the "New Plan"] was created that applies to all future grants of options to directors, officers, employees and consultants of the Company or any entity controlled by the Company. The exercise price for any option granted under the New Plan will be determined by the five-day average closing price of the Company's common shares prior to the date of grant but cannot be less than such a price. Prior to the Company completing its initial public offering, the exercise price of any stock options granted under the New Plan was determined by the Company's Board of Directors. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide ongoing management or consulting services to the Company or entity controlled by the Company. The maximum number of common shares issuable upon exercise of options granted pursuant to the New Plan is equal to the greater of [i] 4,000,000 common shares; and [ii] 12.5% of the number of issued and outstanding common shares.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended
June 30, 2007 and 2006 is unaudited]

June 30, 2007

A summary of stock option activity under the New Plan is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	4,112,059	3.07
Granted	2,389,250	6.16
Exercised	(58,979)	2.17
Cancelled	(572,460)	3.69
Outstanding, June 30, 2007	5,869,870	4.28

The following table summarizes stock option information of the New Plan as at June 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
1.80	1,594,638	2.89	814,118
2.50	909,770	3.74	397,566
4.00	295,264	3.82	81,847
5.00	100,000	4.12	20,833
5.82	100,000	4.19	18,750
6.00	123,853	3.80	43,318
6.05	1,155,000	4.78	48,125
6.08	107,750	4.34	18,583
6.26	1,234,250	4.89	122,130
6.43	240,595	4.40	33,417
7.16	8,750	0.25	8,750
	5,869,870	4.01	1,607,437

For all periods presented, the Company has applied the fair value recognition provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-based Payments". In accordance with the provisions of Section 3870, amounts of $1,518,345 and $524,234 were recorded for total stock-based compensation expense related to stock options for the six months ended June 30, 2007 and 2006 [three months ended - $1,024,004 and $285,235], respectively. The weighted average exercise price of options exercisable as at June 30, 2007 was $2.93 [December 31, 2006 - $2.29].

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended
June 30, 2007 and 2006 is unaudited]

June 30, 2007

The weighted average fair value of all stock options granted during the six months ended June 30, 2007 and 2006 was $3.38 and $2.56 based on the following assumptions:

	Six months ended June 30, 2007	Six months ended June 30, 2006
Weighted average		
Exercise price of stock options granted	$6.16	$2.56
Expected volatility	72%	72%
Risk-free interest rate	3.77%	4.52%
Expected life [years]	4	4
Dividend yield	nil	nil

During the six months ended June 30, 2007, the Company agreed to extend or accelerate the vesting of stock options for certain employees who left the Company and to extend the expiry term to various periods beyond the 90-day period from departure as detailed in the Company's stock option plan. Accordingly, the Company has accounted for these modifications as additional grants and has recognized additional stock-based compensation expense in the amount of $4,722 and $94,613 for the three and six months ended June 30, 2007 relating to the fair value of these additional awards. No such expense was recognized during the comparative three and six month periods for 2006.

[ii] Restricted Share Plan

A summary of restricted share activity under the restricted share plan is as follows:

	#
Outstanding, December 31, 2006	591,414
Granted	10,000
Forfeited	(78,128)
Issued	(106,746)
Outstanding, June 30, 2007	416,540

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

During the six months ended June 30, 2007 and 2006, the Company recognized stock-based compensation expense of $694,951 and $768,284 respectively, [three months ended - $296,201 and $247,452] related to its restricted share plan. In addition, the Company issued common shares in 2006 and 2007 related to restricted share plan units with a fair value of $36,354 which will be expensed in 2007. Prior to the initial public offering on August 10, 2006, stock-based compensation expense was based on the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, compensation expense was determined based on the Company's closing market price on the TSX per common share. During the six months ended June 30, 2007, 106,746 restricted share plan units were vested and issued for common shares of the Company.

[iii] Warrants

The Company issued warrants that are convertible into common shares of the Company as follows:

On September 2, 2005, the Company granted 100,000 warrants with an exercise price of $1.80 to one of its directors related to consulting services provided. For the six months ended June 30, 2007 and the six months ended June 30, 2006, the Company expensed $12,700 and $12,700, respectively, [three months ended - $6,350 and $6,360] which are included within stock-based compensation expense on the consolidated statements of operations.

In connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants with an exercise price of $1.80 to purchase common shares of the Company. The total estimated fair value of $102,670 has been capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the six months ended June 30, 2007 and the six months ended June 30, 2006, the Company expensed $17,598 and $17,600, respectively, [three months ended - $8,799 and $8,800] which are included within direct broadcast operating costs on the consolidated statements of operations.

On June 5, 2006, the Company amended the terms of this channel partner agreement such that the Company was required to complete an initial public offering by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006. In consideration of this amendment, the Company issued to the channel partner 7,500 warrants with an expiry of five years from the date of issuance at an exercise price of $6.00 per warrant. For the six months ended June 30, 2007 and the six months ended June 30, 2006, the Company expensed $1,800 and $641, respectively, [three months ended - $900 and $641] which is included within stock-based compensation expense on the consolidated statements of operations.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

On May 31, 2006, as part of the HVMedia asset purchase, two key employees of HVMedia received 75,000 warrants each at an exercise price of $4.97 [Cdn$5.50] per warrant. For the six months ended June 30, 2007 and the six months ended June 30, 2006, the Company expensed $48,976 and $3,529, respectively, [three months ended - $24,488 and $3,529] which is included within stock-based compensation expense on the consolidated statements of operations.

On August 10, 2006, the Company issued 663,674 warrants to its underwriters at an exercise price of $5.00 [Cdn$5.50] per warrant. Each warrant is exercisable into one common share of the Company and expires within two years. The fair value of these warrants in the amount of $1,394,313 has been recorded in share capital as a share issuance cost.

On November 30, 2006, in connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants with an exercise price of $6.23 to purchase common shares of the Company. For the six months ended June 30, 2007 and the six months ended June 30, 2006, the Company expensed $45,192 and nil, respectively, [three months ended - $22,596 and nil] which are included within direct broadcast operating costs on the consolidated statements of operations.

In addition, during 2006, the Company issued 230,000 warrants to members of the Advisory Board of the Company at exercise prices of $4.00 to $6.00 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. For the six months ended June 30, 2007 and the six months ended June 30, 2006, the Company expensed $43,806 and $17,992, respectively, [three months ended - $21,903 and $17,992] which are included within stock-based compensation expense on the consolidated statements of operations.

The total stock-based compensation expense related to warrants expensed during the six months ended June 30, 2007 and the six months ended June 30, 2006 was $107,282 and $34,862, respectively [three months ended - $53,641 and $28,512]. The total direct broadcast operating costs related to warrants expensed during the six months ended June 30, 2007 and the six months ended June 30, 2006 was $62,790 and $17,600, respectively [three months ended - $31,395 and $8,800].

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

A summary of the warrant activity during the six months ended June 30, 2007 is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	1,261,174	4.88
Exercised	(3,700)	4.00
Outstanding, June 30, 2007	1,257,474	4.88

The fair value of warrants was determined using the Black-Scholes option pricing model.

The following table summarizes the warrant information as at June 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
1.80	100,000	2.25	50,000
4.00	96,300	3.75	27,238
4.97	150,000	3.95	37,500
5.00	663,674	1.12	663,674
6.00	147,500	3.82	50,625
6.23	100,000	4.42	27,083
	1,257,474	2.33	856,120

For the six months ended June 30, 2007, the Company did not grant any warrants. The weighted fair value of warrants granted during the six months ended June 30, 2006 was $1.65 based on the following assumptions:

	Six months ended June 30, 2007	Six months ended June, 2006
Weighted average		
Exercise price of warrants granted	n/a	$5.11
Expected volatility	n/a	72%
Risk-free interest rate	n/a	4.92%
Expected life [years]	n/a	4
Dividend yield	n/a	nil

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended
June 30, 2007 and 2006 is unaudited]

June 30, 2007

[iv] Stock Appreciation Rights Plan [SARS]

During the three and six months ended June 30, 2007 the Company granted 1,210,500 units under the SARS Plan.

A summary of the SARS activity during the six months ended June 30, 2007 is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	1,300,000	4.15
Granted	1,210,500	6.26
Forfeited	(158,340)	5.00
Outstanding, June 30, 2007	2,352,160	5.18

The following table summarizes the SARS information as at June 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
4.00	1,120,830	3.75	591,650
6.00	20,830	3.74	20,830
6.26	1,210,500	4.89	103,818
	2,352,160	4.33	716,298

Prior to the initial public offering on August 10, 2006, stock-based compensation expense was based on the change in the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, stock-based compensation expense was determined based on the Company's closing market price on the TSX which as at June 30, 2007 was $4.76 [Cdn$5.04] per common share. Accordingly, the Company recognized a stock-based compensation recovery of $699,459 and $638,107 for the three and six months ended June 30, 2007 related to outstanding units granted under the Company's SARS Plan. No stock-based compensation expense was recognized during the comparative three and six month periods for 2006.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

In summary, as at June 30, 2007 and December 31, 2006, the number of common shares of the Company reserved for issuance is as follows:

	Exercise price $	Expiry/ vesting date	June 30, 2007 #	December 31, 2006 #
Stock options				
[note 13[i]]	1.80	June 2006 - November 2010	1,594,638	1,662,254
	2.50	March 2011	909,770	1,289,501
	4.00	April 2011	295,264	316,627
	5.00	August 2011	100,000	100,000
	5.82	September 2011	100,000	100,000
	6.00	April 2011 – June 2011	123,853	171,177
	6.05	April 2012	1,155,000	—
	6.08	November 2011	107,750	111,000
	6.26	June 2010 – May 2011	1,234,250	—
	6.43	December 2011	240,595	301,500
	7.16	November 2011	8,750	60,000
Restricted share units				
[note 13[ii]]	—	July 2009 - March 2011	416,540	591,414
Warrants *[note 13[iii]]*	1.80 - 6.23	September 2009 - November 2011	1,257,474	1,261,174
Stock appreciation rights				
[note 13[iv]]	4.00 - 6.00	April 2011	2,352,160	1,300,000
			9,896,044	7,264,647

14. Supplemental Cash Flow Information

During the three and six months ended June 30, 2007 and 2006, there was no interest or taxes paid by the Company.

Excluded from the consolidated statements of cash flows are the following non-cash transactions:

For the three months ended June 30, 2007:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options and warrants of $38,223.

[ii] issuance of 50,091 common shares with a fair market value of approximately $287,273 in regards to the vesting of restricted share plan units.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

For the six months ended June 30, 2007:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options and warrants of $142,458.

[ii] issuance of 191,345 common shares with a fair market value of approximately $1,182,295 in regards to the acquisition of SportsYA.

[iii] issuance of 106,746 common shares with a fair market value of approximately $695,755 in regards to the vesting of restricted share plan units.

For the three months ended June 30, 2006:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $6,147.

For the six months ended June 30, 2006:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $318,238.

15. Segmented Information

The Company has one operating segment and one reportable segment, online broadcasting of international ethnic television channels over the Internet on a subscription basis. Substantially all of the operations of the Company are directly engaged in or support this operating segment.

The following table presents the Company's revenue by geographical region based on location of the Company's subscribers:

	Three months ended June 30,		Six months ended June 30,	
	2007 %	2006 %	2007 %	2006 %
United States	47	54	48	55
Europe	25	24	25	24
Canada	9	9	10	10
Rest of world	19	13	17	11
	100	100	100	100

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at June 30, 2007 and for the three and six months ended June 30, 2007 and 2006 is unaudited]

June 30, 2007

The following table presents the geographical location of the Company's long-lived assets:

	June 30, 2007 %	December 31, 2006 %
United States	33	24
Europe	2	8
Canada	54	39
Trinidad and Tobago	8	25
Rest of world	3	4
	100	100

16. Subsequent Events

[i] On July 17, 2007, the Company entered into a definitive agreement to acquire the assets of XOS Technologies Inc.'s Broadband Network Business Unit for $60.25 million in cash. In addition, the Company agrees to grant up to $3 million in warrants to employees of XOS as a retention incentive.

[ii] On August 9, 2007, the Company announced that it had agreed to purchase all of the issued and outstanding shares of Cycling TV for a total of $4.95 million, which includes approximately $2.21 million in cash at closing and $2.74 million in common shares which will be issued on September 28, 2007. The agreement also includes performance shares in the amount of $6.79 million that are earned based on pre-determined revenue targets.

JUMPTV

JUMPTV INC.

Q2 2007

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006
[unaudited]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") of JumpTV Inc.'s (the "Company" or "JumpTV") financial condition and results of operations, prepared as of August 9, 2007, should be read in conjunction with the Company's consolidated financial statements and accompanying notes for the three and six months ended June 30, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of JumpTV's current results of operations and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on management's current plans and expectations. These forward-looking statements are affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Caution regarding forward-looking statements

This MD&A contains certain forward-looking statements, which reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes.

Summary Description of the Business

JumpTV is a leading provider of Internet Protocol (IP) Television and other IP-based rich media services to specialty out-of-market audiences. Subsequent to June 30, 2007, JumpTV announced that it had entered into a definitive agreement to acquire the assets of the Broadband Network business unit of XOS Technologies, Inc. Prior to this announcement, JumpTV's content was primarily comprised of ethnic television channels. Post-acquisition, the Company will divide its content focus into two areas: (i) ethnic programming (referred to herein as "JumpTV International") and (ii) out-of-market sports programming, with an initial focus on U.S. collegiate sports content (referred to herein as "JumpTVSports").

****

JumpTV International

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at June 30, 2007, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 300 channels from over 75 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels. As at June 30, 2007, 271 channels were available for subscription through the Company's website. Additional linear channels and VoD libraries are being commercially launched on the Company's website and on third-party websites on an ongoing basis. When launched on third-party websites, the Company uses a proprietary Applications Programming Interface (API) called the "Jumper" to control all commercial and technical aspects of the content delivery to the end viewer.

JumpTV makes its channel partners' live linear feeds and video-on-demand available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing typically ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing typically ranging from $9.95 to $29.95). In addition, JumpTV has introduced longer term (multiple months) subscriptions for its subscribers, where a la carte prices typically ranging in price from $24.95 to $34.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

On May 24, 2007 the Company launched 84 of its channels on a free-to-consumer basis in the United States with a view to generating revenue through advertising. As at June 30, 2007 the Company had 108 of its channels available on a free-to-consumer basis. JumpTV intends to increase the number of ethnic channels and video-on-demand content it offers on a free-to-consumer basis in the United States as well as assess the merits of offering selected content on a free-to-consumer basis in Canada and the United Kingdom.

As at June 30, 2007, JumpTV had approximately 30,000 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 34,000 channels and bundled subscriptions.

For the three months ended June 30, 2007, JumpTV had subscribers in over 120 countries with approximately 47% of its subscribers residing in the United States, 25% of its subscribers residing in Western Europe and 9% residing in Canada. JumpTV focuses its consumer marketing efforts in principally in North America and Western Europe. The bulk of the Company's subscriber acquisition efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers, major Internet portals and IPTV-enabled hardware manufacturers. The benefit of these partnerships for the Company is twofold: (i) through their existing audience and recognized brands, these partners provide a mechanism through which large numbers of potential customers are exposed to JumpTV's products and services; and (ii) distribution efficiencies whereby in certain circumstances, JumpTV can leverage these partners' existing delivery network infrastructure, eliminating the need for JumpTV to incur certain content delivery costs.

JumpTV believes the primary subscriber candidates for JumpTV ethnic channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) and offering of the channel partners' content for viewing on a video-on-demand, personal video recording and pay-per-view basis at variable pricing.

It is JumpTV's policy to be globally compliant on all of its intellectual property rights. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international IP-based distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management (DRM) compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's ethnic television product offering, JumpTV is pursuing an ethnic content acquisition strategy focused on offering its viewers libraries of movies, music videos, general entertainment and children's programming relevant to their particular language, country and culture, acquired directly from the producers of this programming.

JumpTVSports

On July 17, 2007, the Company announced that it had entered into a definitive agreement to acquire the Broadband Network (or "XOS Network") business unit of XOS Technologies Inc., based in Sanford, Florida, through an asset purchase agreement for US$60.25 million in cash and up to $3 million in retention warrants for employees. The transaction is expected to close by the end of August. Upon closing the Company will integrate the XOS Network assets and expects to realize synergies with respect to content delivery/bandwidth, product development, ad sales and general administration.

The Company has announced that the XOS Network assets will become part of a new operating unit of the company called JumpTVSports, which will also comprise the Company's wholly-owned Hispanic sports content portal www.SportsYa.com and other sports properties—like certain FIFA World Cup IP broadcast rights in Canada, Euro 2008 qualifying matches, Egyptian Football Federation, etc.—already owned by the Company as of June 30, 2007.

XOS Network is one of the largest online global sports networks streaming thousands of NCAA games including football, men's and women's basketball, volleyball, baseball and track & field events. XOS Network currently has more than 150 official and exclusive broadband relationships with U.S. colleges, universities, conferences and professional sports teams including programs within the SEC, Big 12 and Big 10 NCAA Division I conferences.

In addition to live and video-on-demand streaming of sports matches, XOS Network provides custom-brand site design and Web hosting for its partner teams and athletic departments through a technology platform that includes Internet publishing tools, e-commerce solutions, online ticketing, mobile distribution capabilities and social networking technologies.

Like JumpTV, XOS Network typically has long-term exclusive agreements with its content partners and shares revenue generated by customers and advertising. XOS Network currently has approximately 24,000 paid subscribers to its exclusive video content offerings

XOS Network designs and powers multiplatform broadband environments which include branded broadband video channels for its sports partners. Each broadband video channel provides exclusive live and on-demand video streaming for games and event content. In addition, the XOS Network includes its proprietary "One Fan Profile" capability that includes the XOS Total Ticketing platform, event registration services and e-commerce solutions.

JumpTV believes the business development and product-related synergies inherent in this combination will allow the combined venture to gain traction in the North American and International professional sports marketplace.

****

JumpTV has developed an IP-based global delivery infrastructure to stream live, linear broadcast feeds to viewers around the world in traditional TV-like quality (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of satellite downlink facilities, third party bandwidth providers and owned and outsourced rich media distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Company anticipates continuing to invest in its delivery infrastructure as the Company continues to grow.

The Company intends to augment its organic growth through strategic acquisitions. Namely, JumpTV intends to continue its strategy of acquiring businesses that are complementary to the Company's current operations and strategic direction. There can be no guarantees however that the Company will be successful in completing future acquisitions or that any such acquisitions will add value to the Company and its shareholders over time.

Pro forma of the XOS Network acquisition, JumpTV has approximately 190 full-time staff, with principal offices in Toronto, Dubai, Sanford (Florida), New York, Singapore and Bogotá, Colombia.

Key Performance Indicators

In addition to the results reported in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various key performance measures, which are not recognized under Canadian GAAP, as supplemental indicators of the Company's operating performance and financial position. These operational measures are provided to enhance the readers' understanding of the Company's operational performance.

In addition, such terms as "ARPU", "SAC", "churn", "subscribers" and "subscriptions" are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. The following discussion explains the Company's use of these performance measures.

JumpTV is not aware of any uniform standards for calculating ARPU, churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of such indicators may not be calculated consistently with other companies in the same or similar business. ARPU, churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

ARPU (Average Revenue per User)

We calculate average revenue per user, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Churn

JumpTV calculates percentage monthly subscriber turnover, or "churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month. We calculate churn over a given period by adding the monthly churn for the period and dividing by the number of months in that period.

SAC (Subscriber Acquisition Costs)

JumpTV calculates Subscriber Acquisition Costs, or "SAC", by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

KEY PERFORMANCE INDICATORS (KPIs)

KPI	As at June 30, 2007	Quarterly Growth %	As at March 31, 2007	Quarterly Growth %	As at December 31, 2006	Quarterly Growth %	As at September 30, 2006	Quarterly Growth %	As at June 30, 2006	Quarterly Growth %	As at March 31, 2006
Total Subscribers	29,968	(0.3)%	30,062	22.4%	24,554	11.5%	22,019	34.9%	16,319	26.1%	12,943
Total Subscriptions	34,148	(1.0)%	34,496	22.6%	28,138	17.8%	23,885	31.8%	18,119	30.8%	13,850
Channels signed	302	7.9%	280	10.2%	254	12.9%	225	10.3%	204	47.8%	138

KPI	Q2 2007	Quarterly Change %	Q1 2007	Quarterly Change %	Q4 2006	Quarterly Change %	Q3 2006	Quarterly Change %	Q2 2006	Quarterly Change %	Q1 2006
ARPU	$11.42	(0.9)%	$11.52	4.4%	$11.04	17.1%	$9.43	(8.5%)	$10.31[(1)]	4.6%	$9.86 [(1)]
SAC	$33.69	(34.9)%	$51.72	31.9%	$39.21	79.9%	$21.80	(27.3%)	$30.00	108.6%	$14.38
Churn	13.3%	6.4%	12.5%	(53.4%)	26.9%	18.0%	22.8%	44.5%	15.8%	(1.2)%	16.0%

[(1)] The Company reported an ARPU of $9.68 and $9.91 for the three months ended March 31, 2006 and June 30, 2006, respectively, in our respective quarterly filings by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and dividing by the number of months in the period. We have adjusted this figure to $9.86 and $10.31, respectively, to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

KPI	3 months ended June 30, 2007	2006	% Growth	6 months ended June 30, 2007	2006	% Growth
ARPU	$11.42	$10.31 [(1)]	10.8%	$11.47	$10.11 [(1)]	13.5%
SAC	$33.69	$30.00	12.3%	$43.87	$23.14	89.6%
Churn	13.3%	15.8%	-15.8%	12.9%	15.9%	-18.9%

[(1)] The Company reported an ARPU of $9.91 and $9.80 for the three and six months ended June 30, 2006, respectively, in our respective quarterly filings by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and dividing by the number of months in the period. We have adjusted this figure to $10.31 and $10.11, respectively, to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Subscriptions were 34,148 as at June 30, 2007 down 1% from 34,496 as at March 31, 2007 and subscribers were 29,968 as at June 30, 2007 down less than 1% from 30,062 as at March 31, 2007. The Company had expected a significantly higher reduction in subscriptions and subscribers during the period due to the free-to-consumer launch of approximately 100 of its heretofore subscription-based channels in the United States. However, the addition of new content and the growth in the Company's non-U.S. subscriber base compensated for the loss of U.S. subscribers.

Churn for the three months ended June 30, 2007 was 13.3%, up 6% from 12.5% for the three months ended March 31, 2007.

For the second quarter of 2007, JumpTV's subscriber acquisition costs (SAC) were US$33.69, a decrease of 34.9% compared to US$51.72 in the first quarter of 2007. The Company continues to test various marketing initiatives. An increased focus on search engine optimization (SEO) contributed to the decrease.

Average monthly revenue per user (ARPU) was US$11.42 in the quarter ending June 30, 2007, a less than 1% decrease from US$11.52 in the first quarter of 2007.

In light of the Company's launching its advertising supported revenue model under which channels are made available free to viewers on a selective regional basis, the Company expects to augment existing KPI's with new ones that are consistent with the ability to assess and analyze progress on the advertising portion of the companies business. For example, traffic metrics such as impressions, stream views, visit duration and other statistics are being considered and introduced at a later date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below for the three and six months ended June 30, 2007 and June 30, 2006 and as at June 30, 2007 and December 31, 2006 has been derived from the Company's unaudited interim and audited consolidated financial statements and accompanying notes, respectively, posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes.

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
Statement of Operations Data:				
Revenue	1,175,924	426,998	2,179,070	777,496
Direct broadcast operating costs	(1,551,330)	(480,681)	(2,911,589)	(731,011)
Net loss for the period	(6,514,301)	(6,449,005)	(13,599,467)	(10,426,142)
Basic and diluted loss per share	(0.13)	(0.31)	(0.31)	(0.52)

	June 30, 2007	December 31, 2006
	$	$
Balance Sheet Data:		
Cash	127,638,918	21,936,878
Short-term investments	117,325	28,115,378
Total assets	136,092,664	53,860,544
Non-current liabilities	277,092	18,502
Total liabilities	4,953,351	7,104,184
Share capital	171,689,822	75,227,648
Total shareholders' equity	131,139,313	46,756,360

Note: On February 23, 2007, in connection with a public offering of the Company, the Company issued 13,043,479 common shares for net proceeds of $93,096,698. Accordingly, cash, total assets, share capital and total shareholders' equity have all increased significantly since December 31, 2006 to June 30, 2007.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue

The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing typically ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing typically ranging from $10.95 to $24.95). In addition, JumpTV has introduced longer term (multiple months) subscriptions for its subscribers, where a la carte prices typically ranging in price from $24.95 to $34.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies. As payments are received in advance, a portion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

In addition to subscription revenue, JumpTV earns advertising revenue generated from offering selected channels on a free-to-consumer basis in the United States.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming live linear television feeds to JumpTV subscribers in over 120 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs, which represent consideration paid to JumpTV's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive license fees calculated as a specified percentage (approximately 20% on average) of the gross subscription revenue received each month by JumpTV for subscriptions to the applicable channels. A small number of channel partners, primarily those with agreements signed before May 2005, generally receive license fees calculated as a specified dollar amount for each subscriber in respect of the applicable channels. On advertising revenue, the channel partners generally receive a specified percentage (generally 30%-35% on average) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment and contractual agreements is also included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Draws & Commissions (formerly referred to as "Success Fees")* – members of the Channel and Subscriber Acquisition Group have historically been granted payments based on business development activities. These payments - sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of management;
- *Travel* – relates to travel expenses primarily for members of the Channel and Subscriber Acquisition Group who travel throughout the world to source and develop new channel partner and content distribution relationships, and inter-office travel;
- *Rent* – represents fees paid for leased offices;
- *Professional fees* – represents legal and accounting costs;
- *Wages and benefits* – represents expenses for the Company's full-time and part-time employees;
- *Subcontracting* – represents various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- *Marketing* – represents expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both on-line and off-line marketing expenditures. These expenditures also include search engine marketing and search engine optimization.

JumpTV expects that selling, general and administrative costs will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with operating as a public company, including the costs of public reporting and supporting increased compliance requirements.

Stock-based Compensation

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Company's Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Three months ended June 30, 2007 compared to three months ended June 30, 2006

	2007	2006	Change
Revenue	$ 1,175,924	$ 426,988	$ 748,936
Direct broadcast operating costs	(1,551,330)	(480,681)	(1,070,649)
	(375,406)	(53,693)	(321,713)
Other costs and expenses			
Selling, general and administrative	6,739,486	5,864,555	874,931
Stock-based compensation	793,737	561,199	232,538
Amortization of property, plant and equipment	136,707	25,918	110,789
Amortization of intangible assets	9,908	-	9,908
	7,679,838	6,451,672	1,228,166
Loss before the following	(8,055,244)	(6,505,365)	(1,549,879)
Loss on foreign exchange	(132,117)	(16,625)	(115,492)
Investment income, net	1,682,560	84,985	1,597,575
Loss before income taxes	(6,504,801)	(6,437,005)	(67,796)
Provision for income taxes	9,500	12,000	(2,500)
Net loss for the period	$ (6,514,301)	$ (6,449,005)	$ (65,296)
Loss per share - basic and diluted	$ (0.13)	$ (0.31)	$ 0.18
Weighted average number of shares outstanding - basic and diluted	48,531,087	21,054,579	27,476,508

Revenue

Revenue increased from $426,988 for the three months ended June 30, 2006 to $1,175,924 for the three months ended June 30, 2007. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. For the three months ended June 30, 2007, advertising revenue was approximately $121,000. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $480,681 for the three months ended June 30, 2006 to $1,551,330 for the three months ended June 30, 2007. During the three months ended June 30, 2007, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended June 30, 2007 the Company incurred approximately 19% of subscription revenue in channel licensing fees to its channel partners, as compared with 20% for the three months ended June 30, 2006. Furthermore, the Company included amortization in the amount of $79,044 on its infrastructure equipment and $16,263 on its intangible assets during the three months ended June 30, 2007 as compared to $32,296 and nil, respectively during the three months ended June 30, 2006.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $5,864,555 for the three months ended June 30, 2006 to $6,739,486 for the three months ended June 30, 2007. The variance was due to the following:

- Wages and benefits increased from $1,393,839 for the three months ended June 30, 2006 to $2,184,416 for the three months ended June 30, 2007, as the number of employees increased from 68 at June 30, 2006 to over 100 at June 30, 2007. In addition, approximately $404,000 was paid in regards to severance during the three months ended June 30, 2007.
- Subcontracting/consulting decreased from $1,971,850 for the three months ended June 30, 2006 to $663,062 for the three months ended June 30, 2007. The decrease was due to the decrease in expenditures to third parties for technology development.
- Draws and Commissions decreased from $261,281 for the three months ended June 30, 2006 to $175,000 for the three months ended June 30, 2007. Draws and Commissions were paid to individuals who management determined were primarily responsible for new channel partner agreements. The decrease was due to the Company shifting its focus from the signing of channel partner agreements to user experience and marketing efforts.
- Travel decreased from $524,314 for the three months ended June 30, 2006 to $277,655 for the three months ended June 30, 2007. The primary reason for the decrease is that during the three months ended June 30, 2006 significant travel expenditures were incurred in connection with the signing of new channel partner agreements. During the second half of 2006 and 2007, the Company has shifted its focus from signing channel partner agreements to user experience and marketing efforts.
- Professional fees increased from $592,592 for the three months ended June 30, 2006 to $1,315,844 for the three months ended June 30, 2007. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity. In addition the Company incurred substantial legal and due diligence fees in assessing potential acquisitions.
- Rent increased from $80,670 for the three months ended June 30, 2006 to $208,949 for the three months ended June 30, 2007. The increase was due to the opening of offices in Mississauga, Toronto, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.
- Marketing increased from $287,764 for the three months ended June 30, 2006 to $498,744 for the three months ended June 30, 2007. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and television advertising.

Stock-based Compensation

Stock-based compensation expense increased from $561,199 for the three months ended June 30, 2006 to $793,737 for the three months ended June 30, 2007. The increase was primarily due to compensation costs recognized on stock options increasing from $285,235 for the three months ended June 30, 2006 to $1,024,004 for the three months ended June 30, 2007. In addition, the Company recognized a stock-based compensation recovery of $699,459 relating to stock appreciation rights for which no expense was recorded for the three months ended June 30, 2006.

Loss on Foreign Exchange

For the three months ended June 30, 2007, JumpTV incurred a foreign exchange loss of $132,117 as compared to a loss of $16,625 for the three months ended June 30, 2006. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, U.S. dollars.

Investment Income, net

During the three months ended June 30, 2007 interest income increased from $84,985 for the three months ended June 30, 2006 to $1,682,560 for the three months ended June 30, 2007. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's public offerings in August 2006 and February 2007.

Amortization of Property, Plant and Equipment

Amortization increased from $25,918 for the three months ended June 30, 2006 to $136,707 for the three months ended June 30, 2007. The increase was primarily due to the purchase of office-related computer equipment.

Amortization of Intangible Assets

Amortization increased from nil for the three months ended June 30, 2006 to $9,908 for the three months ended June 30, 2007. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

Income taxes decreased from $12,000 for the three months ended June 30, 2006 to $9,500 for the three months ended June 30, 2007 which related to U.S. tax obligations regarding the Company's U.S. operations.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

	2007	2006	Change
Revenue	$ 2,179,070	$ 777,496	$ 1,401,574
Direct broadcast operating costs	(2,911,589)	(731,011)	(2,180,578)
	(732,519)	46,485	(779,004)
Other costs and expenses			
Selling, general and administrative	13,268,378	9,220,197	4,048,181
Stock-based compensation	1,949,839	1,327,380	622,459
Amortization of property, plant and equipment	215,883	47,851	168,032
Amortization of intangible assets	19,816	-	19,816
	15,453,916	10,595,428	4,858,488
Loss before the following	(16,186,435)	(10,548,943)	(5,637,492)
Loss on foreign exchange	(86,303)	(8,301)	(78,002)
Investment income, net	2,698,221	156,102	2,542,119
Loss before income taxes	(13,574,517)	(10,401,142)	(3,173,375)
Provision for income taxes	24,950	25,000	(50)
Net loss for the period	$ (13,599,467)	$ (10,426,142)	$ (3,173,325)
Loss per share - basic and diluted	$ (0.31)	$ (0.52)	$ 0.21
Weighted average number of shares outstanding - basic and diluted	44,326,196	19,871,859	24,454,337

Revenue

Revenue increased from $777,496 for the six months ended June 30, 2006 to $2,179,070 for the six months ended June 30, 2007. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. For the six months ended June 30, 2007, advertising revenue was approximately $136,000. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $731,011 for the six months ended June 30, 2006 to $2,911,589 for the six months ended June 30, 2007. During the six months ended June 30, 2007, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the periods presented the Company incurred approximately 20% of subscription revenue in channel licensing fees to its channel partners. Furthermore, the Company included amortization in the amount of $149,885 on its infrastructure equipment and $32,525 on its intangible assets during the six months ended June 30, 2007 as compared to $50,895 and nil, respectively during the six months ended June 30, 2006.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $9,220,197 for the six months ended June 30, 2006 to $13,268,378 for the six months ended June 30, 2007. The variance was due to the following:

- Wages and benefits increased from $1,859,096 for the six months ended June 30, 2006 to $4,173,169 for the six months ended June 30, 2007, as the number of employees increased from 68 at June 30, 2006 to over 100 at June 30, 2007. In addition, approximately $436,000 was paid in regards to severance during the six months ended June 30, 2007.
- Subcontracting/consulting decreased from $3,292,147 for the six months ended June 30, 2006 to $1,323,538 for the six months ended June 30, 2007. The decrease was due to the decrease in expenditures to third parties for technology development.
- Draws and Commissions decreased from $557,618 for the six months ended June 30, 2006 to $417,751 for the six months ended June 30, 2007. Draws and Commissions were paid to individuals who management determined were primarily responsible for new channel partner agreements. The decrease was due to the Company shifting its focus from the signing of channel partner agreements to user experience and marketing efforts.
- Travel decreased from $955,498 for the six months ended June 30, 2006 to $668,776 for the six months ended June 30, 2007. The primary reason for the decrease is that during the six months ended June 30, 2006 significant travel expenditures were incurred in connection with the signing of new channel partner agreements. During the second half of 2006 and 2007, the Company has shifted its focus from signing channel partner agreements to user experience and marketing efforts.
- Professional fees increased from $763,229 for the six months ended June 30, 2006 to $1,729,650 for the six months ended June 30, 2007. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity. In addition the Company incurred substantial legal and due diligence fees in assessing potential acquisitions.
- Rent increased from $190,205 for the six months ended June 30, 2006 to $459,012 for the six months ended June 30, 2007. The increase was due to the opening of offices in Mississauga, Toronto, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.
- Marketing increased from $387,616 for the six months ended June 30, 2006 to $1,414,780 for the six months ended June 30, 2007. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and television advertising.

Stock-based Compensation

Stock-based compensation expense increased from $1,327,380 for the six months ended June 30, 2006 to $1,949,839 for the six months ended June 30, 2007. The increase was primarily due to compensation costs recognized on stock options increasing from $524,234 for the six months ended June 30, 2006 to $1,518,345 for the six months ended June 30, 2007. In addition, the Company recognized compensation costs of $(638,107) relating to stock appreciation rights for which no expense was recorded for the six months ended June 30, 2006.

Loss on Foreign Exchange

For the six months ended June 30, 2007, JumpTV incurred a foreign exchange loss of $86,303 as compared to a loss of $8,301 for the six months ended June 30, 2006. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, U.S. dollars.

Investment Income, net

During the six months ended June 30, 2007 investment income increased from $156,102 for the six months ended June 30, 2006 to $2,698,221 for the six months ended June 30, 2007. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's public offerings in August 2006 and February 2007.

Amortization of Property, Plant and Equipment

Amortization increased from $47,851 for the six months ended June 30, 2006 to $215,883 for the six months ended June 30, 2007. The increase was primarily due to the purchase of office-related computer equipment.

Amortization of Intangible Assets

Amortization increased from nil for the six months ended June 30, 2006 to $19,816 for the six months ended June 30, 2007. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

Income taxes increased from $25,000 for the six months ended June 30, 2006 to $24,950 for the six months ended June 30, 2007 which related to U.S. tax obligations regarding the Company's U.S. operations.

Critical Accounting Policies

JumpTV's management's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

The Company's significant accounting policies are included in Note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require the Company to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported if different assumptions were used. The following section discusses the critical accounting estimates and assumptions that the Company has made that are reflected in the amounts reported in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from subscribers when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price to customer is fixed or determinable; and
- collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the portion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

The Company also recognizes revenue from fees earned for the delivery of sports content such as scores, news and programming reminders through a text messaging service to cell phone users. This revenue is recorded when the text messages are billed by the cell phone providers to their users.

Stock-based Compensation and Other Stock-Based Payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As at June 30, 2007 goodwill totaled $116,621, identifiable intangible assets totaled $259,799 and the unidentifiable intangible assets totaled $1,334,471. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of these items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten its estimate of the useful life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of this equipment.

Financial Instruments

The Company's financial instruments are comprised of cash, short-term investments, accounts receivable, other receivables, deposits, accounts payable and accrued liabilities, amounts due to/from related party, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

(i) Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

(ii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, the Company completed an IPO of 13,273,500 common shares for net proceeds of $55,630,291 including the exercise of the underwriters' over-allotment option. On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this offering of securities are approximately $93,000,000, net of the estimated offering expenses and underwriters' fees.

The net proceeds from this offering will be used primarily to fund the continued roll-out of JumpTV's delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions. In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities.

On July 17, 2007, the Company entered into a definitive agreement to acquire the assets of XOS Technologies Inc.'s Broadband Network Business Unit for $60.25 million in cash. In addition, the Company agrees to grant up to $3 million in warrants to employees of XOS as a retention incentive.

On August 9, 2007, the Company announced that it had agreed to purchase all of the issued and outstanding shares of Cycling TV for a total of $4.95 million, which includes approximately $2.21 million in cash at closing and $2.74 million in common shares which will be issued on September 28, 2007. The agreement also includes performance shares in the amount of $6.79 million that are earned based on pre-determined revenue targets.

Summary Consolidated Balance Sheet Data:

	June 30, 2007	December 31, 2006
	$	$
Current Assets		
Cash	127,638,918	21,936,878
Short-term investments	117,325	28,115,378
Accounts receivables	126,300	-
Other receivables	1,003,273	723,621
Prepaid expenses and deposits	1,213,844	1,178,119
Funds held in trust	14,884	-
Due from related party	6,863	-
Total current assets	130,121,407	51,953,996
Current Liabilities		
Accounts payable and accrued liabilities	2,490,003	3,950,284
Bank loan	-	1,287,150
Due to related party	-	14,676
Current portion of accrued license fees	192,498	106,916
Accrued professional fees	1,176,751	371,782
Accrued stock appreciation rights	449,653	1,087,760
Deferred revenue	280,604	205,314
Income taxes payable	86,750	61,800
Total current liabilities	4,676,259	7,085,682
Working capital ratio	27.83	7.33

Comparative Summarized Cash Flows

Selected Consolidated Cash Flow Data	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Cash flows used in operating activities	$ (6,995,414)	$ (4,793,830)	$ (11,662,728)	$ (7,627,986)
Cash flows provided by (used in) investing activities	$ (355,702)	$ (806,066)	$ 25,412,522	$ (1,064,481)
Cash flows provided by (used in) financing activities	$ 58,461	$ (263,692)	$ 91,952,246	$ 8,327,816

Operating Activities

Cash used in operating activities for the six months ended June 30, 2007 was $11,662,728. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $13,599,467 for the six months then ended;
- non-cash items adjusted to net loss in the amount of $3,078,488, which primarily relates to stock-based compensation; and
- a negative net change in operating assets and liabilities of $1,141,749.

Investing Activities

Cash provided by investing activities for the six months ended June 30, 2007 was $25,412,522. The primary source of these funds was the redemption of short-term investments in the amount of $28,000,000 and for capital expenditures totaling $2,439,840 primarily relating to equipment for JumpTV's delivery infrastructure.

A summary of JumpTV's equipment, including delivery infrastructure equipment (at original cost) is as follows:

Property, plant and equipment

	June 30, 2007	December 31, 2006
Computer equipment	$ 934,428	$ 507,217
Infrastructure equipment	1,370,893	773,198
Computer software	416,738	169,614
Furniture and fixtures	433,622	124,683
Leasehold improvements	978,837	58,386
Website development	100,718	-
	$ 4,235,236	$ 1,633,098

Financing Activities

Cash provided by financing activities was $91,952,246 for the six months ended June 30, 2007. This primarily reflects net proceeds raised from the Company's public offering in February 2007 in the amount of $93,096,698.

In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to invest in its delivery infrastructure, product development and subscriber acquisition strategy. The Company believes existing cash will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next 12 months. However, the Company may sell additional equity securities to further enhance its liquidity position and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of June 30, 2007.

Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with related parties as follows:

Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman, receives reimbursement of expenditures incurred on behalf of the Company. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. At June 30, 2007, the Company had balances due from Patstar Inc. of $6,863 [December 31, 2006 - due to Patstar Inc. of $14,676] related to these reimbursements. In addition, rent expense paid by Patstar Inc. of $9,638 and $15,804 is included in the selling, general and administrative expenses for the three and six months ended June 30, 2007, respectively [three and six months ended June 30, 2006 - rent paid to Patstar Inc. of $24,316 and $47,818]. All reimbursements and rent expense are recorded at the exchange amount.

Advances

During 2006, the Company advanced funds to an officer of the Company. As at June 30, 2007 $76,396 [December 31, 2006 - $15,743] remains outstanding and is included in prepaid expenses and deposits. These advances have no specific repayment terms.

Contingencies

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims, including claims that content broadcast by the Company may infringe on the intellectual property rights of others. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the financial position and results of operations of the Company.

Outstanding Share Data

The Company has total common shares outstanding as at July 31, 2007 of 48,772,266. In addition, the Company has 9,479,504 outstanding options, warrants and stock appreciation rights which are each exchangeable for one common share upon exercise.

JumpTV to Hold Conference Call to Discuss Q2 2007 Results and the Acquisition of Cycling TV

TORONTO -- (MARKET WIRE) -- 08/09/07 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of live television over the Internet, today announced that it will report on its second quarter 2007 results on Friday, August 10, 2007. The Company will hold a conference call to discuss those results, as well as the details of its acquisition of Cycling TV, which was announced earlier today.

The conference call will be held at 9:00am EDT and 2:00pm BST on Friday, August 10, 2007. To participate in the call, interested parties can use the following dial-in numbers: U.S. and Canada - 800.657.1263 or International - +1 973.633.8200; conference code - 9123576. Callers are suggested to dial-in at least 5 minutes prior to the call.

A replay of the call will be available for 7 days using the following dial-in numbers: U.S. and Canada - 877.519.4471 or International - +1 973.341.3080; conference code 9123576.

The call will also be available via live audio cast on the Investor Relations section of the JumpTV website at www.jumptv.com. The audio cast will be archived on the Company's website for a period of 30 days.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 300 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent

they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts:
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

NOMAD:
Chris Bowman
Canaccord Adams
Chris.Bowman@CanaccordAdams.com

JumpTV to Hold Investor Conference Call to Discuss the Details of Its Acquisition of the Broadband Network Business Unit of XOS Technologies

TORONTO -- (MARKET WIRE) -- July 17, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of live television over the Internet, today announced that it will hold a conference call on Wednesday, July 18th at 9:00 AM EDT and 1:00 PM BST to discuss the details of its recently announced acquisition of the Broadband Network business unit of XOS Technologies Inc.

To participate in the call, interested parties can use the following dial-in numbers: North America - 1.888.693.3477 or International - 1.973.582.2710; conference code - 9036542. Callers are suggested to dial-in at least 5 minutes prior to the call.

A replay of the call will be available for 7 days using the following dial-in numbers: North America -1.877.519.4471 or International - 1.973.341.3080; conference code - 9036542.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts

North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Directorate Additions

JumpTV Inc. ("JumpTV" or the "Company")

TORONTO -- (MARKET WIRE) -- July 06, 2007 -- The Company (AIM: JTV) (TSX: JTV) is pleased to announce that, on May 15,2007, Gary Slaight and Jordan Banks joined the Board of JumpTV Inc.

Mr. Slaight is President and Chief Executive Officer of Standard Broadcasting Corporation Limited, the largest privately owned multi-media company in Canada. Mr. Slaight is also the Chairman of the Board of Directors of Sirius Radio Canada Inc. Mr. Slaight was named Broadcast Executive of the Year in 1992, 1993, 1996 and 1998 at the Annual Music Industry Awards by Canadian Music Week. In 2004, he received the Award for Outstanding Community Service by an Individual Broadcaster from the Canadian Association of Broadcasters. In March 2005, he was inducted into the Canadian Music Industry Hall of Fame.

Mr. Banks is the Managing Director of eBay Canada. In this role, he is the senior-level executive responsible for the ongoing development of eBay Canada including operations, strategy and marketing. Prior to his appointment as Managing Director, Mr. Banks was the head of business and strategic development for eBay's Canadian operations. Prior to joining eBay Canada, Mr. Banks managed the Licensing and International Business group at the National Hockey League Players' Association where he was responsible for supervising and managing global retail product licensees, negotiating license and international event agreements, as well as identifying and pursuing new areas of business for the organization.

Commenting on the new Board directors, chairman and chief executive officer of JumpTV, G. Scott Paterson said, "We are thrilled to welcome Gary and Jordan to our Board. Both bring with them a wealth of experience and expertise in our industry. We are confident that their contribution as Board members will be invaluable to JumpTV as we continue to execute on our strategic objectives."

Save as set out in the Appendix, there are no further details in relation to the above appointments which require disclosure under paragraph (g) of Schedule 2 to the AIM Rules. Full details of the above are also disclosed on the website www.sedi.com.

The Company also announces that its registered office is now 463 King Street West, 3rd Floor, Toronto, ON, M5V 1K4.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen

news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Appendix

Information provided in accordance with paragraph g of Schedule 2 to the AIM rules:

(i) the director's full name and age together with any previous names;

Gary Slaight, Age 56, none

(ii) the names of all companies and partnerships of which the director has been a director or partner at any time in the previous five years, indicating whether or not the director is still a director or partner;

Name of Company
Sirius Radio Canada (Director)
Canadian Music Council (Director)
Sick Children's Hospital Foundation (Director)
Gilda's Club (Director)
Toronto's Walk of Fame (Director)
Moontaxi and Maplemusic (Director)

(i) the director's full name and age together with any previous names;

Jordan Robert Banks, Age 39, none

(ii) the names of all companies and partnerships of which the director has been a director or partner at any time in the previous five years, indicating whether or not the director is still a director or partner;

none

For further information, please contact:
Canaccord Adams Limited:
Nominated Adviser
Chris Bowman
Andrew Chubb
+44 20 7050 6500

JumpTV PR / IR N. America:
Lewis Goldberg
KCSA Worldwide
Tel: +1-212-896-1216
Email: lgoldberg@kcsa.com

JumpTV Signs Content Distribution Agreement With Arab Telemedia Services

Internet Television Broadcaster to Carry Over 4,000 Hours of Top-Rated Arabic TV Series and Dramas on an Exclusive Basis Globally

DUBAI, UNITED ARAB EMIRATES -- (MARKET WIRE) -- June 12, 2007 -- JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), the world's leading broadcaster of ethnic television over the Internet, has signed a three-year exclusive agreement with Arab Telemedia Services (www.arabtelemedia.net) (ATS) of Jordan to carry its entire library and new productions of leading Arabic-language content on a video on demand (VoD) basis.

The agreement provides JumpTV the exclusive IPTV rights to stream ATS' television programming 24 hours after initial broadcast to viewers globally.

With a library of over 4,000 hours, ATS owns one of the largest independent collections of Arabic-language programming in the Middle East. Key titles include the well-known "Road to Kabul," "Scheherazade," "Hajjaj," "Abna Al-Rasheed," "Thee Qar" and other award-winning television series. This content will also be widely available through JumpTV on official JumpTV distribution partner platforms such as Joost, MSN Arabia, Terra Networks, Maktoob and others.

"We selected JumpTV as our exclusive IPTV partner due to their unique ability to cross-promote our content with their extensive portfolio of live, Arabic channels. Most importantly, JumpTV has proven an ability to draw viewers on a frequent and recurring basis through the www.JumpTV.com site and their network of official distribution partners," said Talal A. Awamleh, chief executive officer of Arab Telemedia Services.

"Video on demand is a booming category in the television industry in general and for JumpTV in particular, and we believe that this partnership reinforces JumpTV's leadership in bringing Arabic-language programming on a VoD basis to a global audience," said Kaleil Isaza, president and chief operating officer of JumpTV. "There is a proven market for short-term rentals of individual shows and given ATS' quality of programming, we expect to see a great deal of interest in this offering."

"There are over 250 million Arabic-speaking individuals worldwide and 30 million living in OECD countries, where broadband adoption is widespread yet access to Arabic content is limited. Collectively, Arabs are the largest consumers of international cable and satellite channels in the United States after Latin Americans, providing JumpTV with a large potential market for ATS content on both a subscription and ad-supported basis," said Bassam Hajawi, chairman of JumpTV's Middle East & North Africa group.

Content from the ATS library will be available via JumpTV as single programs for a 24-hour rental, monthly packages and as complementary content in bundles with JumpTV's 50+ live Farsi and Arabic channels.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

About Arab Telemedia Services

Arab Telemedia Services (ATS) is one of the largest independent TV production companies in the Middle East. Since 1983, ATS has produced more than 4,000 hours of drama and other well-known programs such as "Road to Kabul," "Scheherazade," "Hajjaj," "Ors al Saqer," "Sham Sharif," and "Akher Ayam al tout."

In 2004, ATS completed a purpose-built facilities and executive offices centre fully equipped with state-of-the-art technology enabling it to offer a "one stop shop" to producers and broadcasters from around the world. ATS can now cater to producers' needs every step of the way; from the initial research and script-writing through shooting, editing, dubbing, subtitling... to duplication of final transmission tapes. The company can offer a full spectrum of program production, studio broadcasting services, post-production adaptation/dubbing/subtitling and management consultancy.

The company retains full-time research teams with in-depth knowledge of the region, bilingual scriptwriters in both English and Arabic, video crews, editors, fully equipped dubbing suites, and a fully equipped studio of 400 m2 at the headquarters building. Fortified with these resources, ATS can provide a diversified bouquet of works such as historical, social, Bedouin and dubbed dramas, comedies, animations, documentaries, religious and children's programs.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form

prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

This document is available on the JumpTV website at www.jumptv.com